
10010525

InterDigital®

New Waves of Innovation

09 Annual Report

INTERDIGITAL® develops fundamental wireless technologies that are at the core of mobile devices, networks, and services worldwide. Our advanced solutions support more efficient wireless networks, a richer multimedia experience, and new mobile broadband capabilities.

As a long-standing contributor to the evolution of the wireless industry, we solve many of the industry's most critical and complex technical challenges years ahead of market deployment. Accordingly, we have established licenses and partnerships with many of the world's leading wireless companies.

Financial Highlights

Years ended December 31,	2009	2008	2007
(in thousands, except per share data)			
Total revenue	$ 297,404	$ 228,469	$ 234,232
Income from operations	113,889	36,533	23,054
Net income	87,256	26,207	20,004
Net income per common share—diluted	1.95	0.57	0.40
Total cash, cash equivalents, and short-term investments	409,806	141,660	177,467
Total assets	905,785	405,768	534,885
Total shareholders' equity	169,537	87,660	137,067

New Waves
of Innovation

The rapid proliferation of mobile broadband networks, devices, and services is transforming the wireless world on many fronts – sending ripples throughout the industry. We used to just talk on our mobile devices. Now we text, email, watch videos, stream music, get directions and browse the web. While this is phenomenal for billions of users, many of today's networks and products are becoming overloaded by the explosive demand for wireless data. This impending bandwidth crunch is rapidly emerging as the biggest industry challenge, presenting unprecedented technical complexity ... and an unprecedented opportunity. *ENTER INTERDIGITAL.*


Global Mobile Data Traffic (in petabytes)


20,0000
18,0000
16,0000
14,0000
12,0000
10,0000
8,0000
6,0000
4,0000
2,000
0
2008
2009
2010
2011
2012
2013
2014

Source: ABI Research, 2009.

On the Horizon

InterDigital's R&D efforts are guided by our vision of tomorrow's "Network of Networks." This envisions the seamless integration of advanced cellular systems with multiple communications networks, which include other air interfaces, that intelligently and constantly connect people and things across a myriad of wide, local and personal area networks.



WiMax
Cellular
Relays
Sensors
WiFi
Femto
Mesh
Ambiance

Traditional networks were designed to connect people to people. Today, we are seeing the beginnings of people connecting to things and machine-to-machine communications, resulting in a dramatic expansion of data connections per person and the rapid rise of new industry players. However, the pieces are still highly complex, unorganized and disconnected. Enabling a world that is seamlessly connected and fully integrated, with billions of subscribers and trillions of connections represents a huge opportunity for innovations across several key areas:

- **Dependable connections** for everyone, everything, everywhere
- **Ultra-broadband**, low latency, high capacity, and reliable coverage for limitless applications, and flexible bandwidth management
- **QoS flexibility**, balancing high throughput with low power, low cost, and small size, subject to application needs
- **Security and privacy**, preventing misuse, tampering, malware, other unauthorized access, and intelligent data routing
- **Making it work together**, transparent and seamless to the user, regardless of network technologies, and with a sound business case for all players in the value chain.

InterDigital's research team continues to focus on solving the toughest technical problems in wireless. That's what we do best. We are widely recognized for our work in fundamental wireless system architectures and known as pioneers in wireless resource management, network robustness, and interference mitigation – key attributes that will be even more critical tomorrow.

As these new innovations ripple through the industry, we will see continued explosive demand for pervasive new wireless multimedia services and applications of all shapes and sizes, on any device, anywhere, at anytime. It's easy to imagine how bandwidth availability quickly becomes a major challenge. But solutions already are on the way from InterDigital.



InterDigital's research team continues to focus on solving the toughest technical problems in wireless.

The Bandwidth Solution

With the popularity of smartphones and the proliferation of multimedia applications, virtually all industry observers are predicting exponential growth in data traffic. We have seen analyst estimates range widely from a 10x to a 66x increase of wireless data traffic over the next five years – vastly surpassing the requirements for voice calling and text messaging.

Regulators and operators around the world are scrambling to mitigate the imminent bandwidth deficit by trying to allocate more wireless spectrum and to create new ways to manage that precious resource. But simply adding more spectrum is only part of the solution. Spectrum is a limited resource, deployments could take years to implement, and, even with the new air interface technologies, the systems won't be sustainable in the long run.

For several years already, InterDigital has been developing a range of holistic solutions to address the wireless bandwidth crunch and network congestion. We are focused on three comprehensive areas of bandwidth innovations: spectrum optimization, cross-network connectivity and mobility, and intelligent data delivery techniques. In simpler terms, you can think of it as bigger pipes, more pipes, and better pipes.

Today, many of our solutions already directly reduce power consumption in devices and network infrastructure and we are looking to make even more substantial contributions to the industry's conservation and sustainability efforts in the future.

Our Shareholders

Fellow Shareholders,

2009 marked another year of exciting technology developments and excellent financial results for the company. In anticipation of the significant demands being placed on wireless networks by smartphones, netbooks, tablets and the like, our engineering teams have been developing advanced solutions that address the growing network capacity gap between what mobile users need and what the networks can deliver.

In order to capture the opportunities ahead of us, we refined and focused our strategy in early 2009 by increasing our investment in fundamental research and development addressing the emerging network congestion issues, the industry's biggest challenge going forward. We coined the phrase "bigger pipes, more pipes, and better pipes" to describe our suite of technologies for spectrum optimization, mobility and connectivity, and intelligent data handling.

Our inventions increase the capacity of wireless systems, particularly at the edge of the cell, where interference currently substantially degrades performance. Our inventions provide seamless connectivity and mobility across both cellular and non-cellular networks (like WiFi). Our inventions adapt and integrate techniques that combine the bandwidth of these different networks to create high capacity channels for HD video. Our inventions move content between devices, letting users seamlessly transfer a movie from a laptop, to a TV, to a smartphone, and to a tablet.

Combined, these and other solutions create a "network of networks," enabling new services and greatly enhancing the user experience. Many of our inventions reach across devices, networks, and content delivery, and expand our addressable market for technology from just handsets to all connected devices (like wireless-enabled cameras, machine-to-machine modules, laptops, and netbooks), to infrastructure, and to services.

Expanding Profitability

Our existing portfolio of innovative technologies also supported the significant expansion of our licensee base, growing revenues an additional $120 million annualized with new agreements with industry leaders such as Samsung, Cinterion, and Pantech. As our licensee base has expanded, the proportion of 3G handsets sold that license our technology has risen to over 50 percent of the market. Moreover, as a natural extension of growth in the development of enabling technologies, we initiated the licensing of our LTE, or 4G, portfolio in 2009. With sizeable cash flows, our balance sheet remains very strong, ending 2009 with $410 million in cash and short-term investments and virtually no debt.

Our core business of developing and licensing our leading edge wireless technologies delivered exceptional growth in profitability as we reported $87.3 million in net income, more than triple the previous year's level. Our revenues of $297.4 million posted a 30 percent gain over 2008.

Making Waves

At the 2010 Mobile World Congress in Barcelona, we previewed several of our advanced technologies that are currently in our labs and will someday be at the core of mobile devices, networks, and services worldwide:


Revenues (in millions)
$297,404
$300,000
$250,000
$200,000
$150,000
$100,000
$50,00
0
$234,232
$228,469
2007
2008
2009
Net Income Per Common Share - Diluted
$1.95
$2.00
$1.50
$1.0
$.5
0
$0.40
$0.57
2007
2008
2009

- Next Generation Cellular: Advanced network topologies and spectrally-efficient air interface solutions for LTE-Advanced and beyond;
- Bandwidth Aggregation: Cognitive radio techniques for aggregating multiple heterogeneous bandwidth sources;
- Device Mobility: seamless mobility when roaming across different radio networks;
- Media Mobility: intelligent data optimization and seamless multimedia transfers across devices and networks; and,
- Machine-to-Machine Connectivity: architectures for M2M ubiquity and converged gateway.

Our goals for this year are simple. Continue the creation of advanced technologies, develop key industry partnerships to help drive the market for those technologies, and contribute to the evolution of the telecommunications industry through successful contributions to the standards – not only in the markets where we have historically participated, but in newer markets as well. Indeed, while the terminal unit market is very large, topping $150 billion last year, the infrastructure, consumer electronics, and data services markets are together significantly larger than that, topping over $1 trillion. Our goal is to develop highly relevant technologies for those markets, allowing for the delivery of better, more compelling products that greatly enhance the user experience. If we can do so – and we believe we can – those technologies will create substantial new revenue opportunities, and substantially increase our profits.

At the close of 2009, Harry Campagna, our Chairman of 13 years, passed away. Deeply committed to building InterDigital's technology legacy, he nurtured the company's culture of innovation and strongly supported the expansion of our IPR portfolio and our highly successful patent licensing program during a period of dramatic change in the telecommunications market. We are grateful for his significant contributions to the company's financial strength, stability, and influence in the wireless markets.


InterDigital

2010 and Beyond

Our future will be defined by the innovative solutions we bring to the market. Fortunately, the telecom industry is going through some significant changes that require the creativity of technology pioneers like InterDigital to solve its most pressing problems. Prior generational shifts in wireless moved the world from analog to digital, and then from voice to data. The next generation in wireless will be characterized by the seamless integration of advanced cellular systems with multiple other air interfaces that intelligently and constantly connect people and things across a myriad of wide, local, and personal area networks.

As the world continues to go wireless, many new companies are entering the arena – in fact, it is compelling that many of the top players in wireless today were not market participants as recently as a decade ago. The consumer electronics, machine-to-machine, and multimedia services markets offer great potential for our technologies in the market. Our goal is to provide pioneering technologies that will drive innovative products and services that may ultimately improve the lives of billions of people around the world.

We are in a unique position to capitalize on this exciting new world and create ever greater value for our shareholders by leveraging our proven technical innovation expertise, our unique position in the marketplace, and our unprecedented financial strength and stability.

Sincerely,

William J. Merritt
President and Chief Executive Officer

Steven "Terry" Clontz
Chairman of the Board

Riding the Wave of Innovation


SAMSUNG
BlackBerry
TOSHIBA
htc
smart mobility
LG
Life's Good
SHARP
Panasonic
NEC

InterDigital's highly successful licensing program continues to flourish. With over 50 percent of all 3G devices under license, including the majority of today's most popular smartphones, the company is well on its way towards its goal of licensing 100 percent of all 3G devices. And given our strong and growing patent portfolio in LTE technologies, InterDigital is well positioned to capitalize on mass deployments of LTE networks and devices going forward.

Our pipeline of inventions will also drive future licensing opportunities. Our engineers had a very productive year, generating a large number of high quality core wireless technologies and inventions. Our leading role in the wireless research community continued to produce innovative contributions to the industry: in 2009, InterDigital submitted almost two dozen technical papers and presentations to publications and conferences around the world, and participated or led various technical committees at the IEEE and various other standards bodies. We filed 595 U.S. patent applications and, reflecting work in earlier years, we were granted 187 U.S. patents and 1,048 non-US patents. As of December 31, 2009, our patent portfolio consisted of 1,242 U.S. issued patents and 5,996 non-U.S. patents and 1,340 pending applications in the U.S. and 8,873 pending non-U.S. patent applications.

We have also seen meaningful revenue increases from licensing our technology, or IP, to semiconductor customers as their chipsets with our 3G protocol software and physical layer designs are gaining traction in the market. Today, our SlimChip™ Modem Core is shipping in millions of 3G devices.

The emerging world of wireless brings many new opportunities for InterDigital on many fronts. The increased technical complexity will lead to unprecedented levels of innovation, creating further opportunities for building and broadening our diverse portfolio of patented inventions. We are also seeing real promise in licensing our technologies and patents further up the value chain, including wireless applications and services. Additionally, as a leading wireless technology innovator, InterDigital is uniquely positioned to collaborate with established computer, consumer electronics, and machine-to-machine companies that are entering the wireless space.

Expanding Our Reach and Influence



As a forward-looking research and development organization, we understand the need to be fully aligned with the market to maximize the relevance and potential of our advanced solutions. As the world around us changes, we've further strengthened our internal team and expanded our network of partners and advisors dramatically on several fronts—broadening our interaction with companies and thought leaders that are shaping the future of global telecommunications.

We recently formed a Technical Advisory Council that consists of leading communications industry and technology experts from around the world that hail from prestigious organizations, including Apple, AT&T, and Telecom Italia. The Council will help evaluate and provide guidance on overall industry trends, make recommendations to InterDigital's strategic technical priorities, and provide insights on new initiatives.

To complement our internal research and development, we also have assembled a number of relationships with technology leaders within the wireless ecosystem and across the broadening domain of converged devices, networks, and services worldwide. We successfully concluded a transaction with Attila Technologies in the fall of 2009, taking both a license under their bandwidth aggregation technology and an equity position in the company. We will continue building our network of technology and go-to-market partners and also expect to make strategic investments and enter into targeted M&A activities from time to time.

In preparation for the next frontier, InterDigital has been engaged with several leading technical universities for many years. Today, we maintain comprehensive and rewarding relationships with close to twenty prominent educational institutions across the United States, Canada, and Europe. Through a combination of internships, special project grants, memberships in their respective research centers, and sponsored studies, we gain exposure to relevant leading-edge academic research and tomorrow's top engineering talent.

We have already expanded our Board of Directors and plan to bring on additional members with extensive business and industry expertise. The passing of the previous Chairman of the Board brings new leadership to the Board, with Terry Clontz becoming Chairman. Terry is a global telecommunications industry veteran with 37 years of extensive experience across a broad range of markets. His leadership and influence have been recognized by several prestigious awards, including being named Telecom Chief Executive Officer for 2009 by *Telecom Asia Magazine* and Best CEO in 2009 by the Singapore Corporate Awards. Under his leadership, StarHub received *Euromoney's* Best Managed and Governed Company for Asia in 2009. In June 2009, John Kritzmacher, Executive Vice President and Chief Financial Officer of Global Crossing joined the Board as an independent director. More recently, Jeffrey Belk joined the Board, bringing nearly 14 years of experience with Qualcomm, which culminated with his service as Qualcomm's Senior Vice President of Strategy and Market Development.

Financial Summary 2009

Forward-Looking Statements: Statements made in the introduction to this annual report and in the letter to shareholders that relate to our future plans, events, financial results, or performance, including, without limitation, statements relating to the expansion and success of our technology development and licensing business, our goal of licensing 100 percent of the 3G market, the strength of our patent portfolio in LTE technologies, and future strategic investments and merger and acquisition activities, are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements are based upon current goals, estimates, information, and expectations. Actual results might differ materially from those anticipated as a result of certain risks and uncertainties, including delays, difficulties, changed strategies, or unanticipated factors affecting the implementation of the company's plans. You should carefully consider the risks and uncertainties outlined in greater detail in the accompanying Form 10-K, including "Item 1A – Risk Factors," before making any investment decision with respect to our common stock. We undertake no obligation to revise or publicly update any forward-looking statement for any reason, except as otherwise required by law.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-11152

INTERDIGITAL, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-1882087**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
781 Third Avenue King of Prussia, Pennsylvania	**19406-1409**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(610) 878-7800

Securities registered pursuant to Section 12(b) of the Act:

Common Stock (par value $.01 per share)	**NASDAQ**
(title of class)	*(name of exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:
Series B Junior Participating Preferred Stock Rights
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $1,057,279,801 as of June 30, 2009.

The number of shares outstanding of the registrant's common stock was 43,568,450 as of February 22, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A in connection with the registrant's 2010 annual meeting of shareholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

TABLE OF CONTENTS

GLOSSARY OF TERMS

1xEV-DO

"First Evolution Data Optimized." An evolution of cdma2000.

2G

"Second Generation." A generic term usually used in reference to voice-oriented digital wireless products, primarily mobile handsets, that provide basic voice services.

2.5G

A generic term usually used in reference to fully integrated voice and data digital wireless devices offering higher data rate services and features compared to 2G.

3G

"Third Generation." A generic term usually used in reference to the generation of digital mobile devices and networks after 2G and 2.5G, which provide high speed data communications capability along with voice services.

3GPP

"3G Partnership Project." A partnership of worldwide accredited Standards organizations the purpose of which is to draft specifications for Third Generation mobile telephony.

802.11

An IEEE Standard for wireless LAN interoperability. Letter appendages (i.e., 802.11 a/b/g) identify various amendments to the Standards which denote different features and capabilities.

Air Interface

The wireless interface between a terminal unit and the base station or between wireless devices in a communication system.

ANSI

"American National Standards Institute." The United States national standards accreditation and policy agency. ANSI monitors and provides oversight of all accredited U.S. Standards Development Organizations to ensure they follow an open public process.

ATIS

"Alliance for Telecommunications Industry Solutions." An ANSI-accredited U.S.-based Standards association which concentrates on developing and promoting technical/operational standards for the communications and information technology industries worldwide.

Bandwidth

A range of frequencies that can carry a signal on a transmission medium, measured in Hertz and computed by subtracting the lower frequency limit from the upper frequency limit.

Base Station

The central radio transmitter/receiver, or group of central radio transmitters/receivers, that maintains communications with subscriber equipment sets within a given range (typically a cell site).

CDMA

"Code Division Multiple Access." A method of digital spread spectrum technology wireless transmission that allows a large number of users to share access to a single radio channel by assigning unique code sequences to each user.

cdmaOne

A wireless cellular system application based on 2G narrowband CDMA technologies (e.g., TIA/EIA-95).

cdma2000®

A Standard which evolved from narrowband CDMA technologies (i.e., TIA/EIA-95 and cdmaOne). The CDMA family includes, without limitation, CDMA2000 1x, CDMA 1xEV-DO, CDMA2000 1xEV-DV and CDMA2000 3x. Although CDMA2000 1x is included under the IMT-2000 family of 3G Standards, its functionality is similar to 2.5G technologies. CDMA2000 (R) and cdma2000 (R) are registered trademarks of the Telecommunications Industry Association (TIA — USA).

Chip

An electronic circuit that consists of many individual circuit elements integrated onto a single substrate.

Chip Rate

The rate at which information signal bits are transmitted as a sequence of chips. The chip rate is usually several times the information bit rate.

Circuit

The connection of channels, conductors and equipment between two given points through which an electric current may be established.

Digital

Information transmission where the data is represented in discrete numerical form.

Digital Cellular

A cellular communications system that uses over-the-air digital transmission.

Duplex

A characteristic of data transmission; either full duplex or half duplex. Full duplex permits simultaneous transmission in both directions of a communications channel. Half duplex means only one transmission at a time.

EDGE

"Enhanced Data rates for GSM Evolution." Technology designed to deliver data at rates up to 473.6 Kbps, triple the data rate of GSM wireless services, and built on the existing GSM Standard and core network infrastructure. EDGE systems built in Europe are considered a 2.5G technology.

ETSI

"European Telecommunications Standards Institute." The Standards organization which drafts Standards for Europe.

FDD

"Frequency Division Duplex." A duplex operation using a pair of frequencies, one for transmission and one for reception.

FDMA

"Frequency Division Multiple Access." A technique in which the available transmission bandwidth of a channel is divided into narrower frequency bands over fixed time intervals resulting in more efficient voice or data transmissions over a single channel.

Frequency

The rate at which an electrical current or signal alternates, usually measured in Hertz.

GHz

"Gigahertz." One gigahertz is equal to one billion cycles per second.

GPRS

"General Packet Radio Systems." A packet-based wireless communications service that enables high-speed wireless Internet and other data communications via GSM networks.

GSM

"Global System for Mobile Communications." A digital cellular Standard, based on TDMA technology, specifically developed to provide system compatibility across country boundaries.

Hertz

The unit of measuring radio frequency (one cycle per second).

HSDPA

"High Speed Downlink Packet Access." An enhancement to WCDMA/UMTS technology optimized for high speed packet-switched data and high-capacity circuit switched capabilities. A 3G technology enhancement.

HSUPA

"High Speed Uplink Packet Access." An enhancement to WCDMA technology that improves the performance of the radio uplink to increase capacity and throughput, and to reduce delay.

iDEN®

"Integrated Dispatch Enhanced Network." A proprietary TDMA Standards-based technology which allows access to phone calls, paging and data from a single device. iDEN is a registered trademark of Motorola, Inc.

IEEE

"Institute of Electrical and Electronic Engineers." A membership organization of engineers that among its activities produces data communications standards.

IEEE 802

A Standards body within the IEEE that specifies communications protocols for both wired and wireless local area and wide area networks (LAN/WAN).

IETF

"Internet Engineering Task Force." A large open international community of networks designers, operators, vendors, and researchers concerned with the evolution of Internet architecture and the smooth operation of the Internet.

ITU

"International Telecommunication Union." An international organization established by the United Nations with membership from virtually every government in the world. Publishes recommendations for engineers, designers, OEMs, and service providers through its three main activities: defining and adoption of telecommunications standards; regulating the use of the radio frequency spectrum; and furthering telecommunications development globally.

ITC

"InterDigital Technology Corporation," one of our wholly-owned Delaware subsidiaries.

Kbps

"Kilobits per Second." A measure of information-carrying capacity (i.e., the data transfer rate) of a circuit, in thousands of bits per second.

Know-How

Technical information, technical data and trade secrets that derive value from the fact that they are not generally known in the industry. Know-how can include, but is not limited to, designs, drawings, prints, specifications, semiconductor masks, technical data, software, net lists, documentation and manufacturing information.

LAN

"Local Area Network." A private data communications network linking a variety of data devices located in the same geographical area and which share files, programs and various devices.

LTE

"Long Term Evolution." Generic name for the 3GPP project addressing future improvements to the 3G Universal Terrestrial Radio Access Network (UTRAN).

MAC

"Media Access Control." Part of the 802.3 (Ethernet LAN) standard which contains specifications and rules for accessing the physical portions of the network.

MAN

"Metropolitan Area Network." A communication network which covers a geographic area such as a city or suburb.

Mbps

"Megabits per Second." A measure of information — carrying capacity of a circuit; millions of bits per second.

MIMO

"Multiple Input Multiple Output." A method of digital wireless transmission where the transmitter and/or receiver uses multiple antennas to increase the achievable data rate or improve the reliability of a communication link.

Modem

A combination of the words modulator and demodulator, referring to a device that modifies a signal (such as sound or digital data) to allow it to be carried over a medium such as wire or radio.

Multiple Access

A methodology (e.g., FDMA, TDMA, CDMA) by which multiple users share access to a transmission channel. Most modern systems accomplish this through "demand assignment" where the specific parameter (frequency, time slot or code) is automatically assigned when a subscriber requires it.

ODM

"Original Design Manufacturer." Independent contractors that develop and manufacture equipment on behalf of another Company using another Company's brand name on the product.

OEM

"Original Equipment Manufacturer." A manufacturer of equipment (e.g., base stations, terminals) that sells to operators.

OFDM

"Orthogonal Frequency Division Multiplexing." A method of digital wireless transmission that distributes a signal across a large number of closely spaced carrier frequencies.

OFDMA

"Orthogonal Frequency Division Multiple Access." A method of digital wireless transmission that allows a multiplicity of users to share access by assigning sets of narrowband carrier frequencies to each user. It is an extension of OFDM to multiple users.

PCMCIA

"Personal Computer Memory Card International Association." An international industry group that promotes standards for credit card-sized memory card hardware that fits into computing devices such as laptops.

PDC

"Personal Digital Cellular." The Standard developed in Japan for TDMA digital cellular mobile radio communications systems.

PHS

"Personal Handyphone System." A digital cordless telephone system and digital network based on TDMA. This low-mobility microcell Standard was developed in Japan. Commonly known as PAS in China.

PHY

"Physical Layer." The wires, cables, and interface hardware that connect devices on a wired or wireless network. It is the lowest layer of network processing that connects a device to a transmission medium.

Platform

A combination of hardware and software blocks implementing a complete set of functionalities that can be optimized to create an end product.

Protocol

A formal set of conventions governing the format and control of interaction among communicating functional units.

Reference Platform

A reference platform consists of the baseband integrated circuit, related software and reference design.

Smartphone

A wireless handset with an advanced operating system.

Standards

Specifications that reflect agreements on products, practices or operations by nationally or internationally accredited industrial and professional associations or governmental bodies in order to allow for interoperability.

TDD

"Time Division Duplexing." A duplex operation using a single frequency, divided by time, for transmission and reception.

TD/FDMA

"Time Division/Frequency Division Multiple Access." A technique that combines TDMA and FDMA.

TDMA

"Time Division Multiple Access." A method of digital wireless transmission that allows a multiplicity of users to share access (in a time ordered sequence) to a single channel without interference by assigning unique time segments to each user within the channel.

TD-SCDMA

"Time Division Synchronous CDMA." A form of TDD utilizing a low Chip Rate.

Terminal/Terminal Unit

Equipment at the end of a wireless voice and/or data communications path. Often referred to as an end-user device or handset. Terminal units include mobile phone handsets, PCMCIA and other form factors of data cards, personal digital assistants, computer laptops and modules with embedded wireless communications capability and telephones.

TIA/EIA-54

The original TDMA digital cellular Standard in the United States. Implemented in 1992 and then upgraded to the TIA/EIA-136 digital Standard in 1996.

TIA/EIA-95

A 2G CDMA Standard.

TIA/EIA-136

A United States Standard for digital TDMA technology.

TIA (USA)

The Telecommunications Industry Association.

UMB

"UltraMobile Broadband." A generic term used to describe the next evolution of the 3GPP2 cdma2000 air interface standard. It is based on OFDMA technology.

WAN

"Wide Area Network." A data network that extends a LAN outside of its coverage area, via telephone common carrier lines, to link to other LANs.

WCDMA

"Wideband Code Division Multiple Access" or "Wideband CDMA." The next generation of CDMA technology optimized for high speed packet-switched data and high-capacity circuit switched capabilities. A 3G technology.

WiMAX™

A commercial brand associated with products and services using IEEE 802.16 Standard technologies for wide area networks broadband wireless.

Wireless

Radio-based systems that allow transmission of information without a physical connection, such as copper wire or optical fiber.

Wireless LAN (WLAN)

"Wireless Local Area Network." A collection of devices (computers, networks, portables, mobile equipment, etc.) linked wirelessly over a limited local area.

In this Form 10-K, the words "we," "our," "us," "the Company" and "InterDigital" refer to InterDigital, Inc. and/or its subsidiaries, individually and/or collectively, unless otherwise indicated. InterDigital® is a registered trademark and SlimChip™ is a trademark of InterDigital, Inc. All other trademarks, service marks and/or trade names appearing in this Form 10-K are the property of their respective holders.

PART I

Item 1. *BUSINESS*

General

We design and develop advanced digital wireless technologies for use in digital cellular and wireless IEEE 802-related products and networks. We actively participate in and contribute our technology solutions to worldwide organizations responsible for the development and approval of Standards to which digital cellular and IEEE 802-compliant products are built and our contributions are often incorporated into such Standards. In addition, we develop solutions for improving bandwidth availability and network capacity, wireless security and seamless connectivity and mobility across networks and devices. We offer licenses to our patents to equipment producers that manufacture, use and sell digital cellular and IEEE 802-related products. In addition, we offer for license or sale our mobile broadband modem solutions (modem IP, know-how, and reference platforms) to mobile device manufacturers, semiconductor companies, and other equipment producers that manufacture, use and sell digital cellular products. We have built our suite of technology and patent offerings through independent development, joint development with other companies, and selected acquisitions. We have also assembled a number of leading technology partners that share our vision and complement our internal research and development efforts. Currently, we generate revenues primarily from royalties received under our patent license agreements. We also generate revenues by licensing our technology solutions and providing related development support.

As an early participant in the digital wireless market, we developed pioneering solutions for the two primary cellular air interface technologies in use today: TDMA and CDMA technologies. That early involvement, as well as our continued development of advanced digital wireless technologies, has enabled us to create our significant worldwide portfolio of patents and patent applications. Included in that portfolio are a number of patents and patent applications, which we believe are or may be essential or may become essential to 2G, 3G, and LTE cellular Standards and other wireless Standards such as IEEE 802. Accordingly, we believe that companies making, using or selling products compliant with these Standards require a license under our essential patents and will require licenses under essential patents that may issue from our pending patent applications. In conjunction with our participation in certain Standards bodies, we have filed declarations stating that we have patents which we believe are or may be essential or may become essential, and that we agree to make our essential patents available for use and license on fair, reasonable, and non-discriminatory terms or similar terms consistent with the requirements of the respective Standards organizations.

Third party products incorporating our patented inventions include, without limitation:

- Mobile devices, including cellular phones, wireless personal digital assistants and notebook computers, data cards and similar products;
- Base stations and other wireless infrastructure equipment; and
- Components and modules for wireless devices.

We also incorporate our inventions into our own IP modem solutions. In addition to conforming to applicable Standards, our solutions also include proprietary implementations for which we seek patent protection. Our development areas include adjacent wireless technologies within the wireless ecosystems and across the broad array of converged devices, networks, and services.

Our investments in the development of advanced digital wireless technologies and related products and solutions include sustaining a highly specialized engineering team and providing that team with the equipment and advanced software platforms necessary to support the development of technologies. Over each of the last three years, cost of development has been our largest expense category, ranging between $64.0 million and $98.9 million. The largest portion of this cost has been personnel costs.

InterDigital's predecessor company incorporated in 1972 under the laws of the Commonwealth of Pennsylvania and conducted its initial public offering in November 1981. Following an internal corporate reorganization in July 2007, InterDigital Communications Corporation converted into a limited liability company and became the wholly-owned operating subsidiary of InterDigital, Inc. Our corporate headquarters and administrative offices are located in King of Prussia, Pennsylvania, USA. Our research and technology development teams are located in the following locations: King of Prussia, Pennsylvania, USA; Melville, New York, USA; and Montreal, Quebec, Canada.

Our Internet address is *www.interdigital.com,* where, in the "Investor Relations" section, we make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, certain other reports required to be filed under the Securities Exchange Act of 1934 and all amendments to those reports as soon as reasonably practicable after such material is filed with or furnished to the United States Securities and Exchange Commission ("SEC"). The information contained on or connected to our website is not incorporated by reference into this Form 10-K.

Wireless Communications Industry Overview

Participants in the wireless communications industry include OEMs, semiconductor manufacturers, ODMs and a variety of technology suppliers, application developers and network operators that offer communication services and products to consumers and businesses. To achieve economies of scale and allow for interoperability, products for the wireless industry have typically been built to wireless Standards. These Standards have evolved in response to large demand for services and expanded capabilities of mobile devices. Although the cellular market initially delivered voice-oriented and basic data services (commonly referred to as Second Generation, or 2G), over the past five years the industry transitioned to providing voice and multimedia services that take advantage of the higher speeds offered by the newer technologies (commonly referred to as Third Generation, or 3G). Concurrently, non-cellular wireless technologies, such as IEEE 802.11, have emerged as a means to provide wireless Internet access for fixed and nomadic use. Industry participants anticipate a proliferation of converged devices that incorporate multiple air interface technologies and functionalities and provide seamless operation. As an example, many devices incorporate multiple air interface technologies and such converged devices may provide seamless operation between a variety of networks.

Over the course of the last ten years, the cellular communications industry has experienced rapid growth worldwide. Total worldwide cellular wireless communications subscriptions rose from approximately 500 million at the end of 1999 to approximately 4.6 billion at the end of 2009. In several countries, mobile telephones now outnumber fixed-line telephones. Market analysts expect that the aggregate number of global wireless subscriptions could exceed 5.6 billion in 2013. In fourth quarter 2009, iSuppli Corporation forecasted worldwide handset sales would grow approximately 12% in 2010 after the industry experienced a decline in sales in 2009. The following table presents iSuppli's estimates for worldwide handset sales by air interface technology in 2009 and the related forecast for 2010 through 2013.

Global Handset Sales By Technology (1)



M Units
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-

	2008	2009	2010	2011	2012	2013
LTE (WiMax)(2)	0	0	0	4	14	41
3G (WCDMA)(3)	221	263	329	436	522	680
3G (CDMA)(4)	203	169	200	225	217	190
2G/2.5G(5)	800	699	738	719	709	615
Total	1,224	1,131	1,267	1,384	1,462	1,526

(1) Source: iSuppli Corporation. Mobile Handset Q4 2009 Market Tracker.

(2) Includes: LTE and WiMax

(3) Includes: WCDMA/HSPA and TD-SCDMA.

(4) Includes: cdma2000 and its evolutions, such as EV-DO.

(5) Includes: GSM/GPRS/EDGE and Analog, iDEN, TDMA, PHS and PDC.

The growth in new cellular subscribers, combined with existing customers choosing to replace their mobile phones, helped fuel the growth of mobile phone sales from approximately 278 million units in 1999 to over 1.1 billion units in 2009. We believe the combination of a broad subscriber base, continued technological change and the growing dependence on the Internet, e-mail and other digital media sets the stage for continued growth in the sales of advanced wireless products and services over the next five years. While recent market forces and a global economic downturn contributed to a decline in total handset sales for 2009, analysts continue to predict that the shift to advanced 3G and, in particular, smartphone devices will continue to increase sales in those categories. For these same reasons, shipments of 3G-enabled phones, which represented approximately 38% of the market in 2009, are predicted to increase to approximately 60% of the market by 2013. Moreover, recent advances in 3G technologies that support devices offering higher data rates have met with rapid consumer uptake. Similarly, sales of smartphones have grown rapidly, increasing from less than 1% of handset sales in 1999 to 16% in 2009.

In addition to the advances in digital cellular technologies, the industry has also made significant advances in non-cellular wireless technologies. In particular, IEEE 802.11 WLAN has gained momentum in recent years as a wireless broadband solution in the home and office and in public areas. IEEE 802.11 technology offers high-speed data connectivity through unlicensed spectra within a relatively modest operating range. Since its introduction in 1998, semiconductor shipments of products built to the IEEE 802.11 Standard have shipped nearly 1.2 billion units cumulatively through 2009. Analysts forecast that these cumulative shipments may reach 4 billion by 2013. In addition, the IEEE wireless Standards bodies are creating sets of Standards to enable higher data rates, provide coverage over longer distances, and enable roaming. These Standards are establishing technical specifications for high data rates, such as IEEE 802.16 (WiMAX), as well as technology specifications to enable seamless handoff between different air interfaces (IEEE 802.21).

Evolution of Wireless Standards

Wireless communications Standards are formal guidelines for engineers, designers, manufacturers, and service providers that regulate and define the use of the licensed radio frequency spectrum in conjunction with providing specifications for wireless communications products. A primary goal of the Standards is to assure interoperability of products, marketed by multiple companies, built to a common Standard. A number of international and regional wireless Standards Development Organizations ("SDOs"), including the ITU, ETSI, TIA (USA), IEEE, ATIS, and ANSI, have responsibility for the development and administration of wireless communications Standards. New Standards are typically adopted with each new generation of products, are often compatible with previous generations of the Standards, and are defined to ensure interoperability.

SDOs typically ask participating companies to declare formally whether they believe they hold patents or patent applications essential to a particular Standard and whether they are willing to license those patents on either a royalty-bearing basis on fair, reasonable, and nondiscriminatory terms or on a royalty-free basis. To manufacture, have made, sell, offer to sell, or use such products on a non-infringing basis, a manufacturer or other entity doing so must first obtain a license from the holder of essential patent rights. The SDOs do not have enforcement authority against entities that fail to obtain required licenses, nor do they have the ability to protect the intellectual property rights of holders of essential patents.

Digital Cellular Standards

The defined capabilities of the various technologies continue to evolve within the SDOs. Deployment of 3G services allows operators to take advantage of additional radio spectrum allocations and through the use of higher data speeds than 2.5G, deliver additional applications to their customers. Operators began to deploy 3G services in 2000. The five specifications under the 3G standard (generally regarded as being the ITU "IMT-2000" Recommendation) include the following forms of CDMA technology: FDD and TDD (collectively referred to in the industry as WCDMA) and Multichannel CDMA (cdma2000 technology). In addition, TD-SCDMA, a Chinese variant of TDD technology, has been included in the Standard's specifications.

The principal Standardized digital cellular wireless products in use today are based on TDMA and CDMA technologies with 3G capable-products beginning to replace 2G-only products. The Standardized 2G TDMA-based technologies include GSM, TIA/EIA-54/136 (commonly known as AMPS-D, United States-based TDMA, which is currently being phased out in conjunction with the U.S. FCC-mandated conversion from analog-based cellular service), PDC, PHS, DECT and TETRA. Of the TDMA technologies, GSM is the most prevalent, having been deployed in Europe, Asia, Africa, the Middle East, the Americas, and other regions. In 2009, approximately 62% of total mobile device sales conform to the 2G and 2.5G TDMA-based Standards. WCDMA-enabled devices accounted for an additional 23% of total sales. Thus, the combined sales of GSM-enabled devices and devices with 3G WCDMA technology accounted for approximately 85% of worldwide handset sales.

Narrowband 2G CDMA-based technologies include TIA/EIA-95 (more commonly known as cdmaOne) and cdma2000 technologies and serve parts of the United States, Japan, South Korea and several other countries. Similar to the TDMA-based technologies, the CDMA-based technologies are migrating to 3G. In 2009, about 15% of worldwide handset sales were based on these 2G/2.5G CDMA technologies plus its 3G evolution.

The Standards groups continue to advance the performance and capabilities of their respective air interfaces. Chief among the enhancements are High Speed Downlink Packet Access and High Speed Uplink Packet Access (HSDPA/HSUPA, often collectively referred to as HSPA), an evolution of WCDMA, and 1xEV-DO. At year end 2009, over 300 operators had launched HSPA networks.

Further advances to the WCDMA cellular air interface standards are being made under 3GPP's LTE program. This evolution program is based on OFDM/OFDMA technology, similar to that used in the IEEE 802.16 Standard. LTE standards were completed in late 2009. Virtually all current mobile operators have indicated their intention to upgrade their networks to LTE when it is commercially available. This selection had substantial negative impact on the proposed 3GPP2 UMB standard, which no current mobile operators indicated an intention to use. This has resulted in 3GPP2 stopping all work on the proposed UMB specification, thus facilitating a broader market for LTE. 3GPP also completed preliminary work on a follow-on to LTE, called LTE-Advanced ("LTE-A"), which is the 3GPP entry into the worldwide ITU-R "IMT-Advanced" project, a follow-on to the earlier IMT-2000 Recommendation mentioned above.

Cellular Air Interface Technology Evolution


2G
3G
4G
GSM GPRS EDGE WCDMA HSDPA HSUPA LTE
LTE-A
TIA/EIA-95A TIA/EIA-95B/C CDMA2000 1xEV-DO
802.16e
802.16m

IEEE 802-Based Standards

The wireless Standard, IEEE 802.11 was first ratified in 1997. Since that time, the IEEE 802.11 Working Group has continued to update and expand the basic IEEE 802.11 Standard to achieve higher data rates, accommodate additional operating frequencies and provide additional capabilities and features. Equipment conforming to these Standards (i.e., IEEE 802.11a/b/g) is in the marketplace today. Intended primarily for short range applications, operating in unlicensed frequency bands and requiring minimal infrastructure, IEEE 802.11 Standards-based equipment has seen substantial market growth, especially in consumer home networking applications. Similar to 3G, this Standard also continues to evolve toward higher data rates and improved service capabilities, most recently with the approval and publication of the final IEEE 802.11n and other related Standards.

The wide area network community has also established the IEEE 802.16 Working Group to define air interface Standards for longer distance (2 to 50 kilometers) Metropolitan Area and Wide Area Networks ("MAN/WAN"). The first 802.16 Standard was published in 2002. Specifying operating frequencies from 10 to 66 GHz, it was primarily aimed toward very high-speed wide area point to multipoint fixed applications. In 2003, an amendment to the 802.16 Standard (802.16a) was published which added operation in the 2 to 11 GHz frequency bands. This addition made the Standard much more suitable for providing wireless broadband high-speed Internet access for residential and small office applications. In 2004, 802.16a and several other amendments to the base 802.16 Standard were combined into a single document which was published as 802.16-2004 and which was ultimately adopted by the WiMAX Business Forum for fixed use deployments. Equipment conforming to the 802.16-2004 fixed Standard was initially introduced in 2006. Concurrent with this revision of the fixed Standard, the 802.16 Working Group embarked on defining a mobile version of the Standard (referred to as 802.16e). The mobile version of the Standard was completed and published in February 2006 and initial equipment certification by the WiMAX Forum commenced in late 2007. Since that time, the Standard has continued to evolve and be improved, with a significant update, IEEE 802.16-2009, having been approved and published this past year.

The WiMAX Forum adopted a specific form of the 802.16e Standard for development and deployment as "mobile WiMAX." In conjunction with the WiMAX Forum, the 802.16e mobile standard is being further improved upon as 802.16m to increase its performance and capabilities. IEEE 802.16m is specifically targeted to meet the ITU-R requirements for "IMT-Advanced," the follow-on to the earlier ITU-R IMT-2000 Recommendation mentioned above and has been submitted to the ITU "IMT-Advanced" process, which should conclude in early 2011. It is anticipated that the WiMAX Forum will also adopt 802.16m when it is completed in 2010.

More recently, the IEEE 802 community has begun to address the questions related to networking and interoperability between the different IEEE 802 technologies, both wireline and wireless, as well as handover to external non-802 networks, such as cellular. The primary group addressing these issues, IEEE 802.21, entitled Media Independent Handover Services, has completed their initial Standard, and it was approved by the IEEE in 2008. The IEEE 802.21 technology is specifically oriented towards the future all-IP Next Generation Network that merges existing fixed and mobile networks into a single homogeneous integrated network capable of supporting all envisioned advanced fixed and mobile services including voice, data, and video. Aspects of 802.21 are now being incorporated into other network Standards, such as the IATF.

InterDigital's Strategy

A core component of our strategy is the ability to develop advanced digital wireless technologies. We will continue to develop those technologies that shape the future generations of wireless standards and contribute our ideas to the Standards bodies and bring those technologies to market, generating revenues from patent licensing as well as licensing and/or sales of our technology solutions. We seek to derive revenue from every 3G mobile device sold, either in the form of patent licensing revenues, technology solutions-related revenues or a combination of these elements. As of December 2009, we had entered into patent license agreements covering over one-half of all 3G mobile devices sold worldwide. In addition, our development of an array of technology solutions to address not only the evolution of wireless communications as it evolves to a network of networks, but also technologies to further improve the capabilities of wireless networks through connectivity, mobility, and advanced intelligent data delivery techniques. These solutions offer additional means to generate revenues and expand the addressable market for our innovations from primarily terminal units and infrastructure to a broader set of consumer electronics and data services.

To execute our strategy, we intend to support the following initiatives:

- Continue to fund significant internal technology development;
- Explore opportunities to partner to build or acquire related or complementary technologies and capabilities;
- Maintain substantial involvement in key worldwide Standards bodies, contributing to the ongoing definition of wireless Standards and incorporating our inventions into those Standards;
- License our patented technology to wireless equipment producers worldwide;
- Defend vigorously our intellectual property and related contractual rights; and
- Offer technology solutions to semiconductor producers, mobile device manufacturers, and other participants in the wireless ecosystem.

InterDigital's Technology Position

Cellular Technologies

We have a long history of developing cellular technologies including those related to CDMA and TDMA technologies, and more recently, OFDMA and MIMO technologies. A number of our TDMA-based and CDMA-based inventions are being used in all 2G, 2.5G, and 3G wireless networks and mobile terminal devices.

We led the industry in establishing TDMA-based TIA/EIA-54 as a digital wireless U.S. Standard in the 1980s. We developed a substantial portfolio of TDMA-based patented inventions. These inventions include or relate to fundamental elements of TDMA-based systems in use around the world. Some of our TDMA inventions include or relate to:

- The fundamental architecture of commercial TD/FDMA systems;
- Methods of synchronizing TD/FDMA systems;
- A flexible approach to managing system capacity through the reassignment of online subscriber units to different time slots and/or frequencies in response to system conditions;

- The design of a multi-component base station, utilizing distributed intelligence, which allows for more robust performance; and
- Initializing procedures that enable roaming.

We also have developed and patented innovative CDMA technology solutions. Today, we hold a significant worldwide portfolio of CDMA patents and patent applications. Similar to our TDMA inventions, we believe that a number of our CDMA inventions are or may be essential or may become essential to the implementation of CDMA systems in use today. Some of our CDMA inventions include or relate to:

- *Global pilot:* The use of a common pilot channel to synchronize sub-channels in a multiple access environment;
- *Bandwidth allocation:* Techniques including multi-channel and multi-code mechanisms;
- *Power control:* Highly efficient schemes for controlling the transmission output power of terminal and base station devices, a vital feature in a CDMA system;
- Joint detection and interference cancellation techniques for reducing interference;
- Soft handover enhancement techniques between designated cells;
- Various sub-channel access and coding techniques;
- Packet data;
- Fast handoff;
- Geo-location for calculating the position of terminal users;
- Multi-user detection;
- High-speed packet data channel coding; and
- High-speed packet data delivery in a mobile environment, including enhanced uplink.

The cellular industry has ongoing initiatives aimed at technology improvements. We have engineering development projects to build and enhance our technology portfolio in many of these areas, including the LTE project for 3GPP radio technology, further evolution of the 3GPP WCDMA Standard (including HSPA+), and continuing improvements to the legacy GSM-EDGE Radio Access Network ("GERAN"). The common goal is to improve the user experience and reduce the cost to operators via increased capacity, reduced cost per bit, increased data rates and reduced latency. Of the above technologies, LTE is the most advanced in that it uses the newer OFDMA/MIMO technologies. Some of our LTE inventions include or relate to:

- Multi-Input Multi-Output (MIMO) technologies for reducing interference and increasing data rates;
- OFDM/OFDMA/SC-FDMA;
- Power control;
- Hybrid-ARQ for fast error correction;
- Discontinuous reception for improved battery life;
- Control channel structures for efficient signaling;
- Advanced resource scheduling/allocation (bandwidth on-demand);
- Security;
- Enhanced Home Node-B (femto cells);
- Relay communications for improved cell edge performance;
- LTE receiver implementations;

- Carrier aggregation for LTE-Advanced; and
- Coordinated Multi-Point Communications (CoMP) for LTE-Advanced.

IEEE 802-based Wireless Technologies

Our strong wireless background includes engineering and corporate development activities that focus on solutions that apply to other wireless market segments. These segments primarily fall within the continually expanding scope of the IEEE 802 family of Standards. We are building a portfolio of technology related to the WLAN, WMAN and digital cellular area that includes, for example, improvements to the IEEE 802.11 PHY and MAC to increase peak data rates (i.e., IEEE 802.11n), handover among radio access technologies (IEEE 802.21), mesh networks (IEEE 802.11s), radio resource measurements (IEEE 802.11k), wireless network management (IEEE 802.11v), wireless network security, and broadband wireless (IEEE 802.16, including WiMAX wireless technology).

Business Activities

Patent Licensing

Our Patent Portfolio

As of December 31, 2009, our patent portfolio consisted of 1,242 U.S. patents (187 of which issued in 2009), and 5,996 non-U.S. patents (1,048 of which issued in 2009). We also have numerous patent applications pending worldwide. As of December 31, 2009 we had 1,340 pending applications in the U.S. and 8,873 pending non-U.S. patent applications. The patents and applications comprising our portfolio relate specifically to digital wireless radiotelephony technology (including, without limitation, TDMA and/or CDMA). Issued patents expire at differing times ranging from 2010 through 2030.

The United States Patent and Trademark Office ("USPTO") permits the filing of "provisional" applications for, among other reasons, preserving rights to an invention prior to filing a formal "non-provisional" application. Typically, the filing of a provisional application is followed with the filing of a "non-provisional" application, which may add content, such as claim language, to the provisional application, or may combine multiple provisional applications. The USPTO, along with other international patent offices, also permits the filing of "continuation" or "divisional" applications, which are based, in whole or in part, on a previously filed non-provisional patent application. Most of our foreign patent applications are single treaty application filings, which can lead to patents in all of the countries that are parties to a particular treaty. During 2009, we filed 595 U.S. patent applications consisting of 112 first filed, U.S. non-provisional, non-continuation patent applications, 352 U.S. provisional applications, and 131 U.S. continuation, continuation-in-part, divisional, reissue or reexamination applications and U.S. applications claiming priority from PCT or other non-U.S. applications. Typically, each new U.S. non-provisional application is used as the basis for the later filing of one or more foreign applications.

Patent Licenses

Currently, numerous manufacturers supply digital cellular equipment conforming to 2G, 3G, and WiMax Standards and are starting to supply digital cellular equipment conforming to LTE Standards. We believe that any of those companies that use our patented inventions will require licenses from us. While some companies seek licenses before they commence manufacturing and/or selling devices that use our patented inventions, most do not. Consequently, we approach companies and seek to establish license agreements. We expend significant effort identifying potential users of our inventions and negotiating patent license agreements with companies that may be reluctant to take licenses. We are in active discussions with a number of companies regarding the licensing of our patents on a worldwide basis. During negotiations, unlicensed companies may raise varying defenses and arguments as to their need to enter into a patent license with us, to which we respond. In the past year, these defenses and arguments have included positions by companies: (i) as to the essential nature of our patents, (ii) that our royalty rates are not fair, reasonable or nondiscriminatory, (iii) that their products do not infringe our patents and/or that our patents are invalid and/or unenforceable, (iv) that their products are already subject to a license, and (v) concerning the impact of litigation between us and other third parties. If we believe that a third party is required to take a license to our patents in order to manufacture and sell products, we might commence legal action against the third party if they refuse to enter into a patent license agreement.

We offer non-exclusive, royalty-bearing patent licenses to companies that manufacture, import, use or sell, or intend to manufacture, import, use or sell, equipment that implements the inventions covered by our portfolio of patents. We have entered into numerous non-exclusive, non-transferable (with limited exceptions) patent license agreements with companies around the world. When we enter into a new patent license agreement, the licensee typically agrees to pay consideration for sales made prior to the effective date of the license agreement and also agrees to pay royalties or license fees on covered products that it will sell or anticipates selling during the term of the agreement. We expect that, for the most part, new license agreements will follow this model. Our patent license agreements are structured on a royalty-bearing basis, paid-up basis or combination thereof. Most of our patent license agreements are royalty bearing. Almost all of these agreements provide for the payment of royalties based on sales of covered products built to particular Standards (convenience based licenses), as opposed to the payment of royalties if the manufacture, sale or use of the licensed product infringes one of our patents (infringement based licenses).

Our license agreements typically contain provisions which give us the right to audit our licensees' books and records to ensure compliance with the licensees' reporting and payment obligations under those agreements. From time to time, these audits reveal underreporting or underpayments under the applicable agreements. In such cases, we might enter into negotiations or dispute resolution proceedings with the licensee to resolve the discrepancy, either of which might lead to payment of all or a portion of the amount claimed due under the audit or termination of the license or to delays or failures to collect royalties and recognize revenues that we believe are otherwise due.

We recognize the revenue from per-unit royalties in the period when we receive royalty reports from licensees. In circumstances where we receive consideration for sales made prior to the effective date of a patent license, we may recognize such payments as revenue in the period in which the patent license agreement is signed. Some of these patent license agreements provide for the non-refundable prepayment of royalties which are usually made in exchange for prepayment discounts. As the licensee reports sales of covered products, the royalties are calculated and either applied against any prepayment, or become payable in cash or other consideration. Additionally, royalties on sales of covered products under the license agreement become payable or applied against prepayments based on the royalty formula applicable to the particular license agreement. These formulas include flat dollar rates per-unit, a percentage of sales, percentage of sales with a per-unit cap and other similar measures. The formulas can also vary by other factors including territory, covered Standards, quantity, and dates sold.

Some of our patent licenses are paid-up, requiring no additional payments relating to designated sales under agreed upon conditions. Those conditions can include paid-up licenses for a period of time, for a class of products, under certain patents or patent claims, for sales in certain countries or a combination thereof. Licenses have become paid-up based on the payment of fixed amounts or after the payment of royalties for a term. We recognize revenues related to fixed amounts on a straight-line basis.

2009 Patent License Activity

On January 14, 2009, we entered into a patent license agreement (the "2009 Samsung PLA") with Samsung Electronics Co., Ltd. of Korea ("Samsung") covering Samsung's affiliates, including Samsung Electronics America, Inc., superseding the binding term sheet signed in November 2008 by such parties. The 2009 Samsung PLA terminated the 1996 Samsung Agreement. Under the terms of the 2009 Samsung PLA, we granted Samsung a non-exclusive, worldwide, fixed fee royalty-bearing license covering the sale of single mode terminal units and infrastructure designed to operate in accordance with TDMA-based 2G Standards that is to become paid-up in 2010 and a non-exclusive, worldwide, fixed fee royalty-bearing license covering the sale of terminal units and infrastructure designed to operate in accordance with 3G Standards through 2012. Under the terms of the 2009 Samsung PLA, the parties moved to end all litigation and arbitration proceedings ongoing between them. Pursuant to the payment option selected by Samsung, Samsung has agreed to pay InterDigital $400.0 million in four equal installments over an 18-month period. Samsung paid the first two of four $100.0 million installments in 2009. We received the third $100.0 million installment in January 2010.

In third quarter 2009, we entered into a non-exclusive, non-transferable, worldwide, royalty-bearing, convenience-based, patent license agreement with Cinterion Wireless Modules GmbH covering the sale of Machine-to-Machine ("M2M") modules and PC Cards designed to operate in accordance with 2G and 3G Standards for the period January 1, 2009 through the end of 2012.

In third quarter 2009, we entered into a non-exclusive, non-transferable, worldwide, royalty-bearing, convenience-based, patent license agreement with Pantech Co., Ltd. ("Pantech") (formally known separately as Pantech Co., Ltd. and Pantech & Curitel Communications, Inc.) covering the sale of terminal units designed to operate in accordance with 2G, 3G, LTE, LTE-Advanced, WiMax and WiBro, and certain other current and developing standards through the end of 2016. Pantech has agreed to pay the license fees and any other royalties under the agreement in installments over the life of the agreement. Additionally, we acquired a minority equity interest in Pantech.

Patent Licensees Generating 2009 Revenues Exceeding 10% of Total Revenues

Samsung, LG Electronics, Inc. ("LG"), and Sharp Corporation of Japan ("Sharp") comprised approximately 33%, 19%, and 10% of our total 2009 revenues, respectively.

We are recognizing revenue associated with the 2009 Samsung PLA on a straight-line basis over the life of the agreement. During 2009 we recognized $98.5 million of revenue associated with the 2009 Samsung PLA.

We are party to a worldwide, non-exclusive, royalty-bearing, convenience-based patent license agreement with LG covering the sale of (i) terminal units designed to operate in accordance with 2G and 2.5G TDMA-based and 3G Standards, and (ii) infrastructure designed to operate in accordance with cdma2000 technology and its extensions up to a limited threshold amount. Under the terms of the patent license agreement, LG paid us $95.0 million in each of the first quarters of 2006, 2007, and 2008. The agreement expires at the end of 2010, at which time LG will receive a paid-up license to sell single-mode GSM/GPRS/EDGE terminal units under the patents included under the license, and become unlicensed as to all other products covered under the agreement. We are recognizing revenue associated with this agreement on a straight-line basis from the inception of the agreement until December 31, 2010.

We are party to a worldwide, non-exclusive, generally nontransferable, royalty-bearing, convenience-based patent license agreement with Sharp ("Sharp PHS/PDC Agreement") covering sales of terminal devices designed to operate in accordance with TDMA-based PHS and PDC Standards. In fourth quarter 2006, we and Sharp entered into an Amendment which extended the term of the Sharp PHS/PDC Agreement from April 2008 to April 2011. Sharp is obligated to make royalty payments on sales of licensed products as covered products are sold. We recognize revenue associated with this agreement in the periods we receive the related royalty reports.

We and Sharp are also parties to a separate worldwide, non-exclusive, convenience-based, generally non-transferable, royalty-bearing patent license agreement ("Sharp NCDMA/GSM/3G Agreement") covering sales of GSM, narrowband CDMA, and 3G products that expires upon the last to expire of the patents licensed under the agreement. Sharp is obligated to make royalty payments on sales of licensed products as covered products are sold. We recognized revenue associated with this agreement in the periods that the royalty reports were received. In 2009, we recorded revenues of $28.8 million from Sharp of which approximately $28.7 million is attributable to the Sharp NCDMA/GSM/3G Agreement and the balance is attributable to the Sharp PHS/PDC Agreement.

Patent Infringement and Declaratory Judgment Proceedings

From time to time, if we believe any party is required to license our patents in order to manufacture and sell certain digital cellular products and such party has not done so, we may institute legal action against them. This legal action typically takes the form of a patent infringement lawsuit or an administrative proceeding such as a Section 337 proceeding before the U.S. International Trade Commission ("USITC"). In a patent infringement lawsuit, we would typically seek damages for past infringement and an injunction against future infringement. In a USITC proceeding, we would typically seek an exclusion order to bar infringing goods from entry into the United States, as well as a cease and desist order to bar further sales of infringing goods that have already been imported into the United States. The response from the subject party can come in the form of challenges to the validity, enforceability, essentiality and/or applicability of our patents to their products. In addition, a party might file a declaratory judgment action to seek a court's declaration that our patents are invalid, unenforceable, not infringed by the other party's product, or are not essential. Our response to such a declaratory judgment action may include claims of infringement. When we include claims of infringement in a patent infringement lawsuit, a favorable ruling for the Company can result in the payment of damages for past sales, the setting of a royalty for future sales or issuance by the court of an injunction enjoining the manufacturer from manufacturing and/or selling the infringing product. As part of a settlement of a patent infringement lawsuit against a third party, we could typically seek to recover consideration for past infringement, and grant a license under the patent(s) in suit (as well as other patents) for future sales. Such a license could take any of the forms discussed above.

Contractual Arbitration Proceedings

We and our licensees, in the normal course of business, may have disagreements as to the rights and obligations of the parties under the applicable license agreement. For example, we could have a disagreement with a licensee as to the amount of reported sales and royalties. Our license agreements typically provide for audit rights as well as private arbitration as the mechanism for resolving disputes. Arbitration proceedings can be resolved through an award rendered by the arbitrators or by settlement between the parties. Parties to arbitration might have the right to have the Award reviewed in a court of competent jurisdiction. However, based on public policy favoring the use of arbitration, it is generally difficult to have arbitration awards vacated or modified. The party securing an arbitration award may seek to have that award converted into a judgment through an enforcement proceeding. The purpose of such a proceeding is to secure a judgment that can be used for, if need be, seizing assets of the other party.

Technology Solutions Development

We have designed, developed and placed into operation a variety of advanced digital wireless technologies, systems, and products since our inception in the early 1970's. Over the course of our history, our strength has been our ability to explore emerging technologies, identify needs created by the development of advanced wireless systems, and build technologies for those new requirements.

Today, our technology solutions development efforts support the development of advanced cellular technologies. This includes further development of WCDMA technologies, including HSDPA/HSUPA, and 3GPP LTE technology. Our development efforts also include adjacent wireless technologies within the wireless ecosystems and across the broad array of converged devices, networks and services. Many of our technologies conform to applicable Standards and may also include proprietary implementations for which we seek patent protection.

We also develop advanced IEEE 802 wireless technologies, in particular technology related to WLAN and digital cellular applications that include data rate and latency improvements to IEEE 802.11, handover among radio access technologies (IEEE 802.21) and wireless network management and security. For example, we have developed a mobility solution based on 802.21 that greatly improves handover performance between WiBro (a Korean version of mobile WiMAX) and UMTS networks.

We recorded expenses of $64.0 million, $98.9 million, and $85.2 million during 2009, 2008, and 2007, respectively, related to our research and development efforts. These efforts foster inventions which are the basis for many of our patents. As a result of such patents and related patent license agreements, in 2009, 2008, and 2007, we recognized $287.6 million, $216.5 million, and $230.8 million of patent licensing revenue, respectively. In addition, we offer technology solutions for inclusion into other products and services to support such technologies. In 2009, 2008, and 2007, we recognized technology solutions revenues totaling $9.8 million, $12.0 million, and $3.4 million, respectively.

Continuing Technology and Standards Development

Recognizing the need continually to improve data rates, coverage and capacity, work is currently underway within 3GPP on further evolution of the WCDMA Standards, including evolution of HSPA (HSDPA/HSUPA) to downlink data rates of 80-160 Mbps and uplink data rates of approximately 20 Mbps. Releases 9 and 10 are expected to address incremental performance improvements to WCDMA and HSPA (HSDPA/HSUPA) including the incorporation of multi-carrier operation and other data throughput and latency improvements, power saving and coverage improvement features.

In addition, work continues on a longer term initiative, Evolved UTRA/UTRAN (UMTS Terrestrial Radio Access/ UMTS Terrestrial Radio Access Network), also known as LTE (R8 and R9) and LTE-Advanced (R10 and beyond). The objectives of this initiative are more ambitious, targeting peak data rates of 1 Gbps in the downlink and 500 Mbps in the uplink, improved spectrum efficiency, significantly reduced data latency, and scalable bandwidths from as low as 1.25 MHz to as high as 100 MHz.

We are actively participating in the HSDPA/HSUPA and LTE Standards activities and have launched internal projects to develop the technology necessary to support the new performance requirements.

We are currently developing technology solutions to solve the industry's challenge of providing enough bandwidth for smart phones, connected consumer devices and netbooks. We have taken a broad approach to solve these challenges which includes spectrum optimization and intelligent and optimized data delivery. We are developing technologies that will enable efficient multimedia content delivery across heterogeneous devices and networks to enable richer multimedia experience with optimal data usage. The current air interface evolution from WCDMA to LTE and beyond, address peak data rate, but the discrepancy in data rate at the edge of the cell and center is growing rapidly. Our goal in technology development is to provide uniform coverage and peak performance across the cell. Also, we are developing technologies that will use the current network resources by dynamically allocating best available combination of network and spectrum resources which responds to real time changing network conditions to address specific Quality of Service needs of the application, by aggregating bandwidth across different networks and spectrums. In order to reduce congestion in mobile networks, our technology will do switching and routing locally using LIPA and SIPTO protocol standards. For Machine-to-Machine applications, we are developing self healing and smart energy protocols to enable a large array of sensors in a network of networks scenario. These technologies are being standardized in IETF, ETSI and 3GPP.

Wireless LAN, Mobility, and Security

As part of our broader technology development activities, we are developing solutions addressing WLAN technology and mobility between WLAN and cellular networks. These projects support activities within the IEEE 802, ITU and 3GPP network architecture working groups. Technology development areas include improvements to the 802.11 PHY and MAC to increase peak data rates (i.e., IEEE 802.11n), handover between radio access technologies (i.e., IEEE 802.21), mesh networks, wireless network management, and wireless network and device security.

3G WCDMA Technology Solutions Customers

Infineon Technologies AG

Between 2001 and 2006, we jointly developed and enhanced a 3G protocol stack with both HSDPA and HSUPA functionality for use in terminal units under a series of cooperative development, sales and alliance agreements with Infineon Technologies AG ("Infineon"). This 3G protocol stack has been commercially deployed and continues to be offered to mobile phone and semiconductor producers. The technology is operating on commercial networks around the world. We completed our development efforts under these agreements in 2008. We began to receive royalties from Infineon under these agreements in 2007.

ST Ericsson (formerly ST-NXP Ericsson)

In August 2005, we entered into an agreement with Philips Semiconductors (now ST Ericsson) to deliver our physical layer HSDPA technology solution to ST Ericsson for integration into its family of Nexperia™ cellular system chipsets. Under the agreement, we agreed to assist ST Ericsson with chip design and development, software modification and system integration and testing to implement our HSDPA technology solution into the ST Ericsson chipset. Subsequent to our delivery of portions of our HSDPA technology solution, we agreed to provide ST Ericsson support and maintenance over an aggregate estimated period of approximately two years. We completed our development efforts under these agreements in 2008. ST Ericsson first reported royalties to us under this agreement in late 2009.

SK Telecom

As part of our technology development, from time to time we develop technology solutions for customers that are complementary to our existing development programs. For example, in December 2006 we announced that SK Telecom ("SKT"), Korea's leading mobile communications Company, had chosen InterDigital to develop an advanced mobility solution for nationwide session continuity. The mobility solution, based on IEEE 802.21 Standards, supports nationwide handover for SK Telecom's customers when moving between WiBro (a Korean version of mobile WiMAX) and UMTS networks throughout the country. Our solution, based on the IEEE 802.21 Standard for Media Independent Handoff ("MIH"), includes both the system design and the software solution for dual mode WiBro/UMTS terminal units.

In January of 2008, the Company and SK Telecom extended the collaboration to develop additional mobile wireless handover capability adding features to enhance a seamless mobility between different radio technologies including WiBro, UMTS, and cmda2000.

All of the above programs have provided validation of the technology and access to third party facilities and resources, and helped to broaden the awareness of the Company as a developer of advance wireless inventions.

Future Technology Partnerships and Acquisitions

As part of our internal research and development programs, we pursue a number of channels to investigate, develop, and acquire new architectures and technologies for wireless systems. These efforts include advanced air interface technologies and new technologies that may support new network architectures and interoperability techniques such as collaborative communications, cognitive radio, and seamless connectivity. For example, national and international university relationships have provided us additional opportunities to explore new technologies and license intellectual property advancements that we sponsored. Other development areas include efforts to develop solutions that support more efficient wireless networks, a richer multimedia experience, and new mobile broadband capabilities. Focused on the supporting the evolving "network of networks," we demonstrated a suite of innovations in spectrum optimization, cross-network connectivity and mobility, and intelligent data delivery techniques at the Mobile World Congress trade show in Barcelona, Spain in February 2010. To complement our internal research and development, we also have assembled a number of relationships with technology leaders within the wireless ecosystem and across the broadening domain of converged devices, networks, and services worldwide and several of our partners participated in the technology demonstrations during the aforementioned trade show.

We maintain an active corporate development program that seeks further investment opportunities in technologies that can enhance the attractiveness and profitability of our technology solutions. We have also engaged in selective acquisitions to enhance our intellectual property portfolio and/or accelerate our time-to-market and expect to continue to do so.

Competition

Our patent portfolio is unique. We do not compete in a traditional sense with other patent holders because other patent holders do not have the same rights to the inventions and technologies encompassed by our patent portfolio. However, when licensing our patent portfolio, we compete with other patent holders for a share of royalties that face practical limitations. We believe that licenses under a number of our patents are required to manufacture and sell 2G and 3G products. However, numerous companies also claim that they hold essential 2G and 3G patents. To the extent that multiple parties all seek royalties on the same product, the manufacturers could claim to have difficulty in meeting the financial requirements of each patent holder. In the past, certain manufacturers have sought antitrust exemptions to act collectively on a voluntary basis. In addition, certain manufacturers have sought to limit aggregate 3G licensing fees or rates for essential patents.

We compete in a wireless communications market characterized by rapid technological change, frequent product introductions, evolving industry Standards and, in many products, price erosion. Further, many current and potential competitors might have advantages over us, including (i) existing royalty-free cross-licenses to competing and emerging technologies; (ii) longer operating histories and presence in key markets; (iii) greater name recognition; (iv) access to larger customer bases; (v) economies of scale and cost structure advantages; and (vi) greater financial, sales and marketing, manufacturing, distribution, technical, and other resources. The communications industry continues to be dominated by entities with substantial market share. That share advantage provides pricing advantages, brand strength and technological influence. In addition, the combination of the market dynamics described above is driving many industry participants to consolidate. This consolidation may affect the timing or ability of third parties to purchase products or license technology from us or may affect our licensees' obligations under our patent license agreements. We also face competition from the in-house development teams at the semiconductor and wireless device manufacturing companies that could be developing technology that is competitive with our offering. In addition, new competitors may enter the market. Some manufacturers that develop the technology for their own products may choose to license that technology to other manufacturers. In addition, as a greater proportion of wireless 3G cellular devices incorporate traditional computing applications and IEEE wireless technologies (e.g., 802.11, 802.15, and 802.16), semiconductor companies that have traditionally focused on providing chipsets to these industries could enter the 3G cellular market with baseband solutions as well.

Employees

As of December 31, 2009, we had 299 employees. None of our employees are represented by a collective bargaining unit.

Geographic Concentrations

As of December 31, 2009, substantially all of our revenue was derived from a limited number of customers based outside of the United States, primarily in Asia. These revenues were paid in U.S. dollars and are not subject to any substantial foreign exchange transaction risk. The table below lists the countries of the headquarters of our customers and the total revenue derived from each country for the periods indicated (in thousands):

	For the Year Ended December 31,		
	2009	2008	2007
Korea	$160,471	$ 59,164	$ 58,409
Japan	73,251	113,810	117,369
Canada	27,366	19,018	14,614
Taiwan	15,359	14,406	11,266
United States	10,499	10,947	6,720
Germany	10,393	6,106	1,255
Other Europe	65	1,628	24,599
Other Asia	—	3,390	—
Total	$297,404	$228,469	$234,232

At December 31, 2009 and 2008, we held $128.8 million, or 99%, and $143.9 million or 98%, respectively, of our property and equipment, patents and other intangible assets in the United States of America, net of accumulated depreciation and amortization. We also held $0.8 million and $2.6 million in 2009 and 2008, respectively, of property and equipment, net of accumulated depreciation, in Canada.

Item 1A. *RISK FACTORS.*

We face a variety of risks that might affect our business, financial condition, operating results or any combination thereof. Although many of the risks and uncertainties discussed below are driven by factors that we cannot control or predict, you should carefully consider the identified risks and uncertainties and other information contained in this Form 10-K in evaluating our business and prospects and before making an investment decision with respect to our common stock. If any of the following risks or uncertainties occur or develop, our business, results of operations and financial condition could be adversely affected. In such an event, the market price of our common stock could decline, and you could lose all or part of your investment. The following discussion addresses those risks that management believes are the most significant and that might affect our business, financial condition or operating results, although there are other risks that could arise or might become more significant than anticipated.

Risks Relating to Our Revenues and Cash Flow

Challenges Relating to Our Ability to Enter into New License Agreements Could Cause Our Revenues and Cash Flow to Decline.

We face challenges in entering into new patent license agreements. During discussions with unlicensed companies, significant negotiation issues arise from time to time. For example, manufacturers and sellers of 2G products could be reluctant to enter into a license agreement because such companies might be required to make significant payments for unlicensed past sales. Moreover, a significant part of our TDMA patent portfolio expired in 2006. Also, certain of the inventions we believe will be employed in 3G products and other future technologies are the subject of our patent applications where no patent has been issued yet by the relevant patent reviewing authorities. Certain prospective licensees are unwilling to license patent rights prior to a patent's issuance. Additionally, in the ordinary course of negotiations, in response to our demand that they enter into a license agreement, manufacturers raise different defenses and arguments, including, but not limited to: (i) claims by third parties challenging the essential nature of our patents; (ii) claims that their products do not infringe our patents or that our patents are invalid or unenforceable; (iii) certain patents should be excluded from the license; (iv) our royalty rates are not fair, reasonable or nondiscriminatory; (v) that their products are already subject to a license; and (vi) the potential impact that any litigation or arbitration in which we are involved might have on such manufacturers. We cannot assure that all prospective licensees will be persuaded during negotiations to enter into a patent license agreement with us, either at all or on terms acceptable to us.

Our Revenue and Cash Flow Are Dependent Upon Our Licensees' Sales and Market Conditions.

A significant portion of our licensing revenues are royalty-based and currently dependent on sales by our licensees that are outside our control and that could be negatively affected by a variety of factors, including global and/or country-specific economic conditions, buying patterns of end users, competition for our licensees' products and any decline in the sale prices our licensees receive for their covered products. In addition, our operating results also could be affected by general economic and other conditions that cause a downturn in the market for the customers of our products or technologies. Our revenue and cash flow also could be affected by (i) the unwillingness of any licensee to satisfy all of their royalty obligations on the terms or within the timeframe we expect or a decline in the financial condition of any licensee or (ii) the failure of sales to meet market forecasts due to global economic conditions, political instability, competitive technologies or otherwise. It is also difficult to predict the timing and amount of licensing revenue associated with past infringement and new licenses and the timing, nature or amount of revenues associated with strategic partnerships. The foregoing factors are difficult to forecast and could adversely affect both our quarterly and annual operating results and financial condition.

Royalty Rates Could Decrease for Future License Agreements.

Certain licensees and others in the wireless industry, individually and collectively, are demanding that royalty rates for patents be lower than historic royalty rates and, in some cases, that the aggregate royalty rates for patents products be capped. There is increasing downward pricing pressure on certain products that we believe implement our patented inventions. Also, a number of companies have made claims as to the essential nature of their patents with respect to products for the cellular market. The increasing pricing pressure, as well as the number of patent holders of 3G and future technologies and the efforts, if successful, by certain industry members and groups to reduce and/or place caps on royalty rates for 3G and future technologies could result in a decrease in the royalty rates we receive for use of our patented inventions, thereby decreasing future anticipated revenue and cash flow.

Our Revenues Are Derived Primarily from a Limited Number of Patent Licensees.

We earn a significant amount of our revenues from a limited number of licensees, and we expect that a significant portion of our revenues will continue to come from a limited number of licensees for the foreseeable future. In the event one or more of these licensees fail to meet their payment or reporting obligations under their respective license agreements, we lose any of these licensees or our revenues from these licensees decline, our future revenue and cash flow could be materially adversely affected.

It Can Be Difficult for Us to Verify Royalty Amounts Owed to Us Under Our Licensing Agreements, and This Might Cause Us to Lose Revenues.

The standard terms of our license agreements require our licensees to document the sale of licensed products and report this data to us on a quarterly basis. Although our standard license terms give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time consuming, incomplete, subject to dispute and potentially detrimental to our ongoing business relationship with our licensees. From time to time, we audit certain of our licensees to verify independently the accuracy of the information contained in their royalty reports in an effort to decrease the likelihood that we will not receive the royalty revenues to which we are entitled under the terms of our license agreements, but we cannot give assurances that these random audits will be effective to that end.

Challenges Relating to Our Existing License Agreements Could Cause Our Revenue and Cash Flow to Decline.

Revenue and cash flow from existing and potential licensees might be affected by challenges to our interpretation of license agreement provisions and from downward industry pricing pressure on certain products. Such challenges or difficulties could result in requests to renegotiate, rejection or modification of license agreements or the termination, reduction and suspension of payments.

Some of our license agreements have fixed terms. We will need to renew license agreements with fixed terms prior to the expiration of the license agreements and, based on various factors, including the technology and business needs and competitive positions of our licensees, we might not be able to renegotiate the license agreements on similar terms, or at all. In order to maintain existing relationships with some of our licensees, we might be forced to renegotiate license agreements on terms that are more favorable to the licensees, which could harm our results of operations. If we fail to renegotiate our license agreements, we would lose existing licensees, and our business could be materially adversely affected. For example, our patent license agreement with LG expires at the end of 2010. If we are unable to renew this agreement either at all or on beneficial terms this would adversely affect our revenue.

Challenges in Defending and Enforcing Our Patent Rights Could Cause Our Revenue and Cash Flow to Decline.

Major telecommunications equipment manufacturers have challenged, and we expect will continue to challenge the infringement, validity and enforceability of our patents. In some instances, certain of our patent claims could be substantially narrowed or declared invalid, unenforceable, not essential or not infringed. We cannot assure that the validity and enforceability of our patents will be maintained or that any of our key patents will be determined to be applicable to any particular product or Standard. Moreover, third parties could circumvent certain of our patents through design changes. Any significant adverse finding as to the validity, enforceability or scope of our key patents could result in the loss of patent licensing revenue from existing licensees and could substantially impair our ability to secure new patent licensing arrangements.

Our Engineering Services Business Could Subject Us to Specific Costs and Risks That We Might Fail to Manage Adequately.

We derive a portion of our revenues from engineering services. Any mismanagement of, or negative development in, a number of areas, including, among others, the perceived value of our intellectual property portfolio, our ability to convince customers of the value of our engineering services and our reputation for performance under our service contracts, could cause our revenues from engineering services to decline, damage our reputation and harm our ability to attract future licensees, which would in turn harm our operating results. If we fail to deliver as required under our service contracts, we could lose revenues and become subject to liability for breach of contract. We need to monitor these services adequately in order to ensure that we do not incur significant expenses without generating corresponding revenues. Our failure to monitor these services adequately may harm our business, financial position, results of operations or cash flows.

Our Business and Operations Would Suffer in the Event of a Natural Disaster or Other Catastrophe.

Our business and operations depend on our ability to maintain and protect our facilities, computer systems and personnel. Our locations could be subject to natural disasters or other catastrophes. Although we have and maintain disaster recovery plans, such plans have limitations. A natural disaster or other catastrophe could still disable our facilities and/or systems, which could result in a material disruption to our business. In addition, we could incur additional costs to remedy the damages caused by these disruptions.

Risks Relating to Our Expenses

Due to the Nature of Our Business, We Could Be Involved in a Number of Litigation, Arbitration and Administrative Proceedings to Enforce Our Patent Rights.

While some companies seek licenses before they commence manufacturing and/or selling devices that use our patented inventions, most do not. Consequently, we approach companies and seek to establish license agreements for using our inventions. We expend significant effort identifying potential users of our inventions and negotiating license agreements with companies that might be reluctant to take licenses. However, if we believe that a third party is required to take a license to our patents in order to manufacture, sell or use products, we might commence legal or administrative action against the third party if they refuse to enter into a license agreement. In turn, we could face counterclaims that challenge the essential nature of our patents, that our patents are invalid, unenforceable or not infringed or that our royalty rates are not fair, reasonable or nondiscriminatory. As a result of enforcing our patents, we could be subject to significant legal fees and costs, including the costs and fees of opposing counsel in certain jurisdictions if we are unsuccessful. In addition, litigation, arbitration and administrative proceedings require significant key employee involvement for significant periods of time, which could divert these employees from other business activities.

In addition, the cost of defending our intellectual property has been and might continue to be significant. Litigation might be required to enforce our intellectual property rights, protect our trade secrets, enforce patent license and confidentiality agreements or determine the validity, enforceability and scope of proprietary rights of others. In addition, third parties could commence litigation against us seeking to invalidate our patents or to have determined that our patents are not infringed, or are not essential or invalid or unenforceable. As a result of any such litigation, we could lose our proprietary rights or incur substantial unexpected operating costs. Any action we take to protect our intellectual property rights could be costly and could require significant amounts of time by key members of executive management and other personnel.

We Might Need to Defend Against Claims by Third Parties that We Infringe Their Intellectual Property.

A number of third parties publicly have claimed that they own patents essential to various wireless Standards. Certain of our technology solutions are designed to comply with these Standards. If any of our technology solutions are found to infringe the intellectual property rights of a third party, we could be required to redesign the technology solutions, take a license from the third party, pay damages to the third party or indemnify a customer or supplier for its damages or other losses. If we are not able to negotiate a license and/or if we cannot economically redesign the technology solutions, we could be prohibited from marketing the technology solutions. In this case, our prospects for realizing future revenue could be adversely affected. If we are required to obtain licenses and/or pay royalties to one or more patent holders, this could have an adverse effect on the commercial implementation and profitability of our wireless technology solutions. In addition, the associated costs to defend such claims could be significant and could divert the attention of key executive management and other personnel.

Risks Related to Our Business Strategy, Markets and Competition

We Depend on Key Senior Management, Engineering and Licensing Resources.

Our future success depends largely upon the continued service of our directors, executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel with specialized licensing, engineering and other skills. The market for such specialized talent in our industry is extremely competitive. In particular, competition exists for qualified individuals with expertise in licensing and with significant engineering experience in cellular and air interface technologies. Our ability to attract and retain qualified personnel could be affected by any adverse decisions in any litigation or arbitration and by our ability to offer competitive cash and equity compensation and work environment conditions. The failure to attract and retain such persons with relevant and appropriate experience could interfere with our ability to enter into new license agreements and undertake additional technology and product development efforts, as well as our ability to meet our strategic objectives.

We Face Risks from Doing Business in Global Markets.

A significant portion of our business opportunities exist in a number of international markets. Accordingly, we could be subject to the effects of a variety of uncontrollable and changing factors, including, but not limited to: difficulty in protecting our intellectual property in foreign jurisdictions; enforcing contractual commitments in foreign jurisdictions or against foreign corporations; government regulations, tariffs and other applicable trade barriers; currency control regulations and variability in the value of the U.S. dollar against foreign currency; social, economic and political instability; natural disasters, acts of terrorism, widespread illness and war; potentially adverse tax consequences; and general delays in remittance of and difficulties collecting non-U.S. payments. In addition, we also are subject to risks specific to the individual countries in which we, our customers and our licensees do business.

Our Industry Is Subject to Rapid Technological Change, Uncertainty and Shifting Market Opportunities.

Our market success depends, in part, on our ability to define and keep pace with changes in industry Standards, technological developments and varying customer requirements. Changes in industry Standards and needs could adversely affect the development of, and demand for, our technology, rendering our technology currently under development obsolete and unmarketable. The patents and applications comprising our portfolio have fixed terms, and, if we fail to anticipate or respond adequately to these changes through the development or acquisition of new patentable inventions, patents or other technology, we could miss a critical market opportunity, reducing or eliminating our ability to capitalize on our patents, technology solutions or both.

Our Technologies Might Not Be Adopted By the Market or Widely Deployed.

We invest significant engineering resources in the development of advanced wireless technology and related solutions. These investments might not be recoverable or might not result in meaningful revenue if products based on the technologies in which we invest are not widely deployed. Competing digital wireless technologies could reduce the opportunities for deployment of technologies we develop. If the technologies in which we invest are not adopted in the mainstream markets or in time periods we expect, or if we are unable to secure partner support for our technologies, our business, financial condition and operating results could be adversely affected.

The Markets for Our Technology Solutions Might Fail to Materialize in the Manner We Expect.

We are positioning our current development projects for the evolving advanced digital wireless markets. Certain of these markets might continue to develop at a slower rate or pace than we expect and might be of a smaller size than we expect. In addition, there could be fewer applications for our technology and products than we expect. The development of advanced wireless markets also could be affected by general economic conditions, customer buying patterns, timeliness of equipment development, pricing of advanced wireless infrastructure and mobile devices, rate of growth in telecommunications services and the availability of capital for, and the high cost of, radio frequency licenses and infrastructure improvements. Failure of the markets for our technologies and/or our products to materialize to the extent or at the rate we expect could reduce our opportunities for sales and licensing and could materially adversely affect our long-term business, financial condition and operating results.

The High Amount of Capital Required to Obtain Radio Frequency Licenses, Deploy and Expand Wireless Networks and Obtain New Subscribers Could Slow the Growth of the Wireless Communications Industry and Adversely Affect Our Business.

Our growth is dependent upon the increased use of wireless communications services that utilize our technology. In order to provide wireless communications services, wireless operators must obtain rights to use specific radio frequencies. The allocation of frequencies is regulated in the United States and other countries throughout the world, and limited spectrum space is allocated to wireless communications services. Industry growth might be affected by the amount of capital required to obtain licenses to use new frequencies, deploy wireless networks to offer voice and data services, expand wireless networks to grow voice and data services and obtain new subscribers. The significant cost of licenses, wireless networks and subscriber additions might slow the growth of the industry if wireless operators are unable to obtain or service the additional capital necessary to implement or expand advanced wireless networks. Our growth could be adversely affected if this occurs.

Consolidation in the Wireless Communications Industry Could Adversely Affect Our Business.

The wireless communications industry has experienced consolidation of participants and sales of participants or their businesses, and these trends might continue. Any concentration or sale within the wireless industry might reduce the number of licensing opportunities or, in some instances, result in the loss or elimination of existing royalty obligations. Further, if wireless carriers consolidate with companies that utilize technologies competitive with our technologies, we could lose market opportunities.

Market Projections and Data Are Forward-Looking in Nature.

Our strategy is based on our own projections and on analyst, industry observer and expert projections, which are forward-looking in nature and are inherently subject to risks and uncertainties. The validity of their and our assumptions, the timing and scope of the 3G and future markets, economic conditions, customer buying patterns, timeliness of equipment development, pricing of products, growth in wireless telecommunications services that would be delivered on 3G devices and availability of capital for infrastructure improvements could affect these predictions. The inaccuracy of any of these projections could adversely affect our operating results and financial condition. In addition, market data upon which we rely is based on third party reports that might be inaccurate.

We Face Substantial Competition from Companies with Greater Resources.

Competition in the wireless telecommunications industry is intense. We face competition from companies developing other and similar technologies, including existing companies with in-house development teams and new competitors to the market. Many current and potential competitors might have advantages over us, including: (i) existing royalty-free cross-licenses to competing and emerging technologies; (ii) longer operating histories and presence in key markets; (iii) greater name recognition; (iv) access to larger customer bases; (v) economies of scale and cost structure advantages; and (vi) greater financial, sales and marketing, manufacturing, distribution, technical and other resources. In particular, our more limited resources and capabilities might adversely affect our competitive position if the market were to move toward the provision of an existing complete technology platform solution that larger equipment manufacturers have the ability to provide.

Our Technology and Product Development Activities Might Experience Delays.

We might experience technical, financial, resource or other difficulties or delays related to the further development of our technologies and products. Delays might have adverse financial effects and might allow competitors with comparable technology and/or product offerings to gain a commercial advantage over us. There can be no assurance that we will continue to have adequate staffing or that our development efforts will ultimately be successful. Moreover, our technologies have not been fully tested in commercial use, and it is possible that they might not perform as expected. In addition, we might experience adverse effects due to potential delays or denials in obtaining export licenses for the transfer of certain of our technologies, which might be deemed controlled technology under U.S. export control laws, to certain countries. In such cases, our business, financial condition and operating results could be adversely affected, and our ability to secure new customers and other business opportunities could be diminished.

We Rely on Relationships with Third Parties to Develop and Deploy Technology Solutions.

Successful exploitation of our technology solutions is partially dependent on the establishment and success of relationships with equipment producers and other industry participants. Delays or failure to enter into licensing or other relationships to facilitate technology development efforts or delays or failure to enter into technology licensing agreements to secure integration of additional functionality could impair our ability to introduce into the market portions of our technology and resulting products, cause us to miss critical market windows or impair our ability to remain competitive.

We Might Engage in Acquisitions or Strategic Transactions or Make Investments That Could Result in Significant Changes or Management Disruption and Fail to Enhance Shareholder Value.

We continue to evaluate and might acquire businesses, enter into joint ventures or other strategic transactions and purchase equity and debt securities, including minority interests in publicly traded and private companies and corporate bonds/notes. Most strategic investments entail a high degree of risk and will not become liquid until more than one year from the date of investment, if at all. Acquisitions or strategic investments might not generate financial returns or result in increased adoption or continued use of our technologies. In addition, other investments might not generate financial returns or might result in losses due to market volatility, the general level of interest rates and inflation expectations. We could make strategic investments in early-stage companies, which require us to consolidate or record our share of the earnings or losses of those companies. Our share of any such losses would adversely affect our financial results until we exit from or reduce our exposure to these investments.

Achieving the anticipated benefits of acquisitions depends in part upon our ability to integrate the acquired businesses in an efficient and effective manner. The integration of companies that have previously operated independently might result in significant challenges, and we might be unable to accomplish the integration smoothly or successfully. The difficulties of integrating companies include, among others:

- retaining key employees;
- maintenance of important relationships;
- minimizing the diversion of management's attention from ongoing business matters;
- coordinating geographically separate organizations;
- consolidating research and development operations; and
- consolidating corporate and administrative infrastructures.

We cannot assure you that the integration of acquired businesses with our business will result in the realization of the full benefits anticipated by us to result from the acquisition. We might not derive any commercial value from the acquired technology, products and intellectual property or from future technologies and products based on the acquired technology and/or intellectual property, and we might be subject to liabilities that are not covered by the indemnification protection we might obtain.

Other Risks

The Outcome of Potential Domestic Patent Legislation, USPTO Rule Changes, International Patent Rule Changes and Third Party Legal Proceedings Might Affect Our Patent Prosecution, Licensing and Enforcement Strategies.

Changes to certain U.S. and international patent laws and regulations might occur in the future, some or all of which might affect our patent costs, the scope of future patent coverage we secure and remedies we might be awarded in patent litigation, and might require us to reevaluate and modify our patent prosecution, licensing and enforcement strategies. In addition, the potential effect of rulings in legal proceedings among third parties might affect our patent prosecution, licensing, and enforcement efforts. We continue to monitor and evaluate our prosecution, licensing and enforcement strategies with regard to these developments.

The Price of Our Common Stock Could Continue to be Volatile.

Historically, we have had large fluctuations in the price of our common stock, and such fluctuations could continue. From January 1, 2005 to December 31, 2009, our common stock has traded as low as $13.81 per share and as high as $36.91 per share. Factors that might contribute to fluctuations in our stock price include, but are not limited to: general stock market conditions; general market conditions for the wireless communications industry; changes in recommendations of securities analysts; investor perceptions as to the likelihood of achievement of near-term goals; changes in market share of significant licensees; announcements concerning litigation, arbitration and other legal proceedings in which we are involved; announcements concerning licensing and product matters; strategic transactions, such as spin-offs, acquisitions or divestitures; and our operating results.

Approved Stock Repurchase Programs Might Not Result in a Positive Return of Capital to Stockholders and Might Expose Us to Counterparty Risk.

Our approved stock repurchases might not return value to stockholders because the market price of the stock might decline significantly below the levels at which we repurchased shares of stock. Stock repurchase programs are intended to deliver stockholder value over the long term, but stock price fluctuations can reduce the program's effectiveness.

Changes to Our Tax Assets or Liabilities Could Have an Adverse Effect on Our Consolidated Financial Condition or Results of Operations.

The calculation of tax assets and liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service (IRS) and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings and foreign tax liability and withholding. With our January 1, 2007 adoption of the guidance for accounting for uncertainty in income taxes, certain tax contingencies are recognized when they are determined to be more likely than not to occur. Although we believe we have adequately recorded tax assets and accrued for tax contingencies that meet this criterion, we may not fully recover our tax assets or might be required to pay taxes in excess of the amounts we have accrued. As of December 31, 2009 and 2008, there were certain tax contingencies that did not meet the applicable criteria to record an accrual. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have an adverse effect on our consolidated financial condition or results of operations.

Currency Fluctuations Could Negatively Affect Future Product Sales or Royalty Revenues or Increase the U.S. Dollar Cost of Our Activities and International Strategic Investments.

We are exposed to risk from fluctuations in currencies, which might change over time as our business practices evolve, that could impact our operating results, liquidity and financial condition. We operate and invest globally. Adverse movements in currency exchange rates might negatively affect our business due to a number of situations, including the following:

- If the effective price of products sold by our customers were to increase as a result of fluctuations in the exchange rate of the relevant currencies, demand for the products could fall, which in turn would reduce our royalty revenues.
- Assets or liabilities of our consolidated subsidiaries might be subject to the effects of currency fluctuations, which might affect our reported earnings. Our exposure to foreign currencies might increase as we expand into new markets.
- Certain of our operating and investing costs, such as foreign patent prosecution, are based in foreign currencies. If these costs are not subject to foreign exchange hedging transactions, strengthening currency

values in selected regions could adversely affect our near-term operating expenses, investment costs and cash flows. In addition, continued strengthening of currency values in selected regions over an extended period of time could adversely affect our future operating expenses, investment costs and cash flows.

Unauthorized Use or Disclosure of Our Confidential Information Could Adversely Affect Our Business.

We enter into contractual relationships governing the protection of our confidential and proprietary information with our employees, consultants and prospective and existing customers and strategic partners. If we are unable to detect in a timely manner the unauthorized use or disclosure of our proprietary or other confidential information or if we are unable to enforce our rights under such agreements, the misappropriation of such information could harm our business.

If Wireless Handsets Are Perceived to Pose Health and Safety Risks, Demand for Products of Our Licensees and Customers Could Decrease.

Media reports and certain studies have suggested that radio frequency emissions from wireless handsets might be linked to health concerns, such as brain tumors, other malignancies and genetic damage to blood, and might interfere with electronic medical devices, such as pacemakers, telemetry and delicate medical equipment. Growing concerns over radio frequency emissions, even if unfounded, could discourage the use of wireless handsets and cause a decrease in demand for the products of our licensees and customers. In addition, concerns over safety risks posed by the use of wireless handsets while driving and the effect of any resulting legislation could reduce demand for the products of our licensees and customers.

Item 1B. *UNRESOLVED STAFF COMMENTS.*

None.

Item 2. *PROPERTIES.*

We own, subject to a mortgage, our corporate headquarters, which is located in King of Prussia, Pennsylvania and consists of approximately 52,000 square feet of administrative office and research space. We are also a party to a lease, extended during 2006, to expire in November 2012, for approximately 56,125 square feet of administrative office and research space in Melville, New York. In addition, we are a party to a lease, expanded during 2006 from approximately 11,918 square feet to approximately 20,312 square feet of administrative office and research space, in Montreal, Quebec, Canada, and expiring in June 2011. These facilities are the principal locations for our technology development activities.

Item 3. *LEGAL PROCEEDINGS.*

Nokia USITC

In August 2007, InterDigital filed a USITC Complaint against Nokia Corporation and Nokia, Inc. (collectively, "Nokia") alleging that Nokia engaged in an unfair trade practice by selling for importation into the United States, importing into the United States, and selling after importation into the United States, certain 3G mobile handsets and components that infringe two of InterDigital's patents. In November and December 2007, a third patent and fourth patent, respectively, were added to our Complaint against Nokia. The Complaint seeks an exclusion order barring from entry into the United States infringing 3G mobile handsets and components that are imported by or on behalf of Nokia. Our Complaint also seeks a cease-and-desist order to bar further sales of infringing Nokia products that have already been imported into the United States.

Nokia then unsuccessfully sought to terminate or stay the USITC investigation against it on the ground that Nokia and we must first arbitrate an alleged dispute as to whether Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation. After that effort failed, Nokia sought and obtained a preliminary injunction in the U.S. District Court for the Southern District of New York preventing us from proceeding in the USITC against Nokia. Shortly after the issuance of the preliminary injunction, the Nokia USITC investigation was stayed, and the Nokia investigation was de-consolidated from an investigation we had earlier initiated against Samsung in the USITC, which permitted the Samsung USITC investigation to move forward.

In July 2008, the Second Circuit reversed the preliminary injunction obtained by Nokia. In September 2008, the Administrative Law Judge lifted the stay in the Nokia USITC investigation. In March 2009, the U.S. District Court for the Southern District of New York dismissed Nokia's claims relating to its alleged license dispute.

The evidentiary hearing in the Nokia USITC investigation was held from May 26, 2009 through June 2, 2009. On August 14, 2009, the Administrative Law Judge issued an Initial Determination finding no violation of Section 337 of the Tariff Act of 1930. The Initial Determination found that our patents were valid and enforceable, but that Nokia did not infringe these patents. In the event that a Section 337 violation were to be found by the Commission, the Administrative Law Judge recommended the issuance of a limited exclusion order barring entry into the United States of infringing Nokia 3G WCDMA handsets and components as well as the issuance of appropriate cease and desist orders. On August 31, 2009, we filed a petition for review of certain issues raised in the August 14, 2009 Initial Determination. On that same date, Nokia also filed a contingent petition for review of certain issues in the Initial Determination. Responses to both petitions were filed on September 8, 2009.

On October 16, 2009, the Commission issued a notice that it had determined to review in part the Initial Determination, and that it affirmed the Administrative Law Judge's determination of no violation and terminated the investigation.

On November 30, 2009, InterDigital filed with the United States Court of Appeals for the Federal Circuit a petition for review of certain rulings by the Commission. In the appeal, we can raise any of the issues raised in our August 31, 2009 petition, except for the construction of the term "synchronize," on which the Commission took no position. The issue of validity, on which the Commission also took no position, likewise cannot be raised in this appeal. Refer to Note 8 to our Consolidated Financial Statements for further discussion regarding the Nokia proceedings.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.*

During fourth quarter 2009, no matters were submitted to a vote of our shareholders.

PART II

Item 5. *MARKET FOR COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information.

The following table set forth the range of the high and low sales prices of our common stock for the years 2009 and 2008, as reported by The NASDAQ Stock Market LLC.

	High	Low
2009		
First quarter	$33.69	$20.43
Second quarter	29.75	23.22
Third quarter	31.79	20.64
Fourth quarter	27.20	18.41

	High	Low
2008		
First quarter	$23.49	$16.53
Second quarter	27.89	17.65
Third quarter	28.00	18.01
Fourth quarter	28.98	16.20

Holders.

As of February 22, 2010, there were approximately 1,191 holders of record of our common stock.

Dividends.

We have not paid any cash dividends on our common stock. It is anticipated that in the foreseeable future, without regard to any cash proceeds we may receive from any new agreements or resolutions of outstanding arbitrations or litigations, no cash dividends will be paid on our common stock and any cash otherwise available for such dividends will be reinvested in our business or used to repurchase our common stock. When considering whether or not to pay cash dividends, our Board of Directors assesses our earnings, any dividend requirements on preferred stock, if issued in the future, our capital requirements and other relevant factors.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among InterDigital Inc., The NASDAQ Composite Index
And The NASDAQ Telecommunications Index

Performance Graph.

The following graph compares five-year cumulative total returns of the Company, the NASDAQ Composite Index and the NASDAQ Telecommunications Stock Index. The graph assumes $100 was invested in the common stock of InterDigital and each index as of December 31, 2004 and that all dividends were reinvested. During this period, InterDigital has not declared or paid any dividends on its common stock.


DOLLARS
160
140
120
100
80
60
12/04
12/05
12/06
12/07
12/08
12/09
InterDigital Inc.
NASDAQ Composite
NASDAQ Telecommunications

	12/04	12/05	12/06	12/07	12/08	12/09
InterDigital Inc.	**100.00**	**82.90**	**151.81**	**105.57**	**124.43**	**120.18**
NASDAQ Composite	**100.00**	**101.41**	**114.05**	**123.94**	**73.43**	**105.89**
NASDAQ Telecommunications	**100.00**	**91.66**	**119.67**	**132.55**	**77.09**	**107.17**

Issuer Purchases of Equity Securities

Repurchase of Common Stock

There were no repurchases of common stock during fourth quarter 2009.

Item 6. *SELECTED FINANCIAL DATA.*

	2009	2008	2007	2006	2005
	(In thousands except per share data)				
Consolidated statements of operations data:					
Revenues(a)	**$297,404**	$228,469	$234,232	$ 480,466	$163,125
Income from operations(b)	**$113,889**	$ 36,533	$ 23,054	$ 336,416	$ 17,087
Income tax (provision) benefit(c)	**$ (25,447)**	$ (13,755)	$ (11,999)	$(124,389)	$ 34,434
Net income applicable to common shareholders	**$ 87,256**	$ 26,207	$ 20,004	$ 225,222	$ 54,685
Net income per common share — basic(d)	**$ 1.98**	$ 0.58	$ 0.41	$ 4.16	$ .99
Net income per common share — diluted(d)	**$ 1.95**	$ 0.57	$ 0.40	$ 4.00	$ .95
Weighted average number of common shares outstanding — basic(d)	**43,295**	44,928	47,766	53,426	54,048
Weighted average number of common shares outstanding — diluted(d)	**44,080**	45,794	49,078	55,623	56,691
Consolidated balance sheet data:					
Cash and cash equivalents	**$210,863**	$100,144	$ 92,018	$ 166,385	$ 27,877
Short-term investments	**198,943**	41,516	85,449	97,581	77,831
Working capital	**449,762**	114,484	214,229	332,574	125,181
Total assets	**905,785**	405,768	534,885	564,076	299,537
Total debt	**1,052**	2,929	3,717	1,572	1,922
Total shareholders' equity	**$169,537**	$ 87,660	$137,067	$ 275,476	$174,314

(a) In 2006, we recognized $253.0 million of revenue related to the resolution of disputes with Nokia regarding our 1999 Patent License Agreement.

(b) In 2009, our income from operations included charges of $38.6 million associated with actions to reposition the Company's operations. In 2008, the Company recognized a $3.9 million non-recurring benefit associated with a reduction in a contingent liability, and in 2007, the Company recognized non-recurring charges totaling $24.4 million associated with increases to contingent liabilities. In 2005, our income from operations included charges of $1.5 million associated with actions to reposition the Company's operations.

(c) In 2009, our income tax provision included a benefit of approximately $16.4 million, related to the recognition of foreign tax credits. See Note 13 to our Consolidated Financial Statements for further discussion on these foreign tax credits.

(d) We adopted the guidance related to the determination as to whether instruments granted in share-based payment transactions are participating securities. We have restated all prior years in accordance with the Standard. See Note 2 to our Consolidated Financial Statements for a further discussion on the adoption of this guidance.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

OVERVIEW

The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements, and the notes thereto contained in this document. Please refer to the Glossary of Terms immediately following the Table of Contents for a listing and detailed description of the various technical, industry, and other defined terms that are used in this Form 10-K.

Business

We design and develop advanced digital wireless technologies for use in digital cellular and wireless IEEE 802-related products and networks. We actively participate in and contribute our technology solutions to worldwide organizations responsible for the development and approval of Standards to which digital cellular and IEEE 802-compliant products are built, and our contributions are regularly incorporated into such Standards. In addition, we develop solutions for improving bandwidth availability and network capacity, wireless security and seamless connectivity and mobility across networks and devices. We offer licenses to our patents to equipment producers that manufacture, use and sell digital cellular and IEEE 802-related products. In addition, we offer for license or sale our mobile broadband modem solutions (modem IP, know-how, and reference platforms) to mobile device manufacturers, semiconductor companies and other equipment producers that manufacture, use and sell digital cellular products. We have built our suite of technology and patent offerings through independent development, joint development with other companies and selected acquisitions. We have also assembled a number of leading technology partners that share our vision and complement our internal research and development efforts. Currently, we generate revenues primarily from royalties received under our patent license agreements. We also generate revenues by licensing our technology solutions and providing related development support.

Our goal is to derive revenue from every 3G mobile device sold, either in the form of patent licensing revenues, technology solutions-related revenues or a combination of these elements. As of December 2009, we had entered into patent license agreements covering over one-half of all 3G mobile devices sold worldwide. In recent years, our patent license agreements have contributed the majority of our cash flow and revenues. In addition, our technology solutions offer an additional means to generate revenue from 3G mobile devices and we continue to develop an array of technology solutions to address the evolution of wireless communications to a network of networks and to further improve the capabilities of wireless networks through connectivity, mobility and advanced intelligent data delivery techniques.

In 2009, 2008, and 2007 our total revenues were $297.4 million, $228.5 million, and $234.2 million, respectively, and our patent licensing revenues were $287.6 million, $216.5 million, and $230.8 million, respectively. Patent licensing revenue made up at least 95% of our total revenues in each period.

In 2009, the amortization of fixed fee royalty payments accounted for approximately 63% of our patent licensing revenues. Due to the nature of the revenue recognition, these fixed fee revenues are not affected by the related licensees' success in the market or the general economic climate. The majority of the remaining portion of our patent licensing revenue is variable in nature due to the per unit nature of the related license agreements. Approximately 60% of this per-unit variable portion for 2009 related to sales of product by Japanese licensees for whom the majority of the sales are within Japan. As a result, our per-unit variable patent license royalties have been, and will continue to be, largely influenced by sales within the Japanese market.

Patent Licensing

Samsung Settlement and Patent License

On January 14, 2009, we entered into the 2009 Samsung PLA. Under the terms of the agreement, Samsung agreed to pay $400.0 million in four equal installments over an 18-month period.

We recognized $98.5 million of fixed fee revenue related to our agreement with Samsung during 2009. During 2009, we received the first two of four installments of $100.0 million from Samsung under the 2009 Samsung PLA. As of December 31, 2009, $200.0 million of accrued accounts receivable was recorded for the remaining two $100.0 million installments, of which we received a scheduled $100.0 million payment in January 2010.

Other License Agreements

During third quarter 2009, we signed two additional patent license agreements, including our first agreement to specifically cover terminal units designed to operate in accordance with WiMax, WiBro, LTE, and LTE-Advanced standards and an agreement that covers the sale of Machine-to-Machine ("M2M") modules. In connection with these agreements and a related stock purchase agreement, we have received or will be due $90.0 million of fixed cash payments and common stock of one of our licensees valued at $21.7 million, and variable royalties based on the sale of one of our licensee's M2M modules.

Patent Licensing Royalties

Patent license royalties in 2009 of $287.6 million increased 33% from the prior year and represented the most significant portion of our total revenue of $297.4 million. This $71.1 million year-over-year increase in patent license royalties resulted from the 2009 Samsung PLA and the two additional patent license agreements signed in third quarter 2009. These new agreements more than offset the loss of revenue related to the expiration of our license agreements with certain licensees and a 15% decline in per-unit royalties resulting primarily from an overall decline in unit volume from our Japanese licenses.

Expiration of the LG License

In December 2010, we will complete our amortization of $285.0 million of royalty revenue associated with our patent license agreement with LG. LG contributed approximately $57.5 million or 19% of our revenue in 2009. This license covers the sale of (i) terminal units designed to operate in accordance with 2G and 2.5G TDMA-based and 3G standards, and (ii) infrastructure designed to operate in accordance with cdma2000 technology and its extensions up to a limited threshold amount. Under the terms of the agreement, LG paid $285.0 million in three equal installments from 2006 through 2008. Upon expiration of the agreement, LG will receive a paid-up license to sell single-mode GSM/GPRS/EDGE terminal units under the patents included under the license, and become unlicensed as to all other products covered under the agreement.

We continue to place substantial focus on renewing agreements that have or will expire and expanding our patent licensee base, both with the top tier handset manufacturers and other market participants.

Nokia United States International Trade Commission Decision

On October 16, 2009, it was announced that in the U.S. International Trade Commission ("USITC") investigation initiated by us against Nokia, the USITC issued a notice that it reviewed in part the Initial Determination ("ID") by the Chief Administrative Law Judge ("ALJ") and found no violation of Section 337 and has terminated the investigation. In the ID, the ALJ found InterDigital's patents valid and enforceable, but also determined that the patents were not infringed by Nokia's 3G products. The USITC action originated in August 2007, when we filed a complaint with the USITC alleging that Nokia engaged in unfair trade practices by selling for importation into the United States, importing, and selling after importation, certain 3G handsets and components that infringe four of our U.S. patents.

During December 2009, we filed an appeal of the USITC's decision to the United States Court of Appeals for the Federal Circuit. In such an appeal, we can raise any of the issues raised in its August 31, 2009 petition, except for the construction of the term "synchronize," on which the Commission took no position. The issue of validity, on which the Commission also took no position, likewise cannot be raised in such an appeal.

Cash and Short-Term Investments

At December 31, 2009, we had $409.8 million of cash and short-term investments. A substantial portion of this balance relates to fixed and prepaid royalty payments we have received that relate to future sales of our licensees' products. As a result, our cash receipts from existing licenses subject to fixed and prepaid royalties will be reduced in future periods. We currently plan to preserve a significant portion of our cash and short-term investments to finance our business in the near future and will review our cash and short-term investment position if and when we receive new prepaid royalty payments or sign new patent license agreements.

During 2009, we recorded $506.5 million of cash receipts related to patent licensing and technology solutions agreements as follows (in thousands):

Current royalties	$ 63,643
Prepaid royalties and past sales	191,840
Fixed royalty payments	237,750
Technology solutions	13,267
	$506,500

These cash receipts contributed to a $268.1 million increase in our cash and short-term investments and, together with a $179.0 million increase in accounts receivable, resulted in a $408.6 million increase in deferred revenue to $668.3 million at December 31, 2009. Approximately $461.0 million of our $668.3 million deferred revenue balance relates to fixed royalty payments that are scheduled to amortize as follows (in thousands):

2010	$193,296
2011	110,094
2012	117,770
2013	15,026
2014	10,747
Thereafter	14,022
	$460,955

The remaining $207.3 million of deferred revenue relates to prepaid royalties which will be recorded as revenue as our licensees report their sales of covered products. Based on information provided by the related licensees, we expect the prepaid royalty balance will cover sales of related products for several years.

We continue to place substantial focus on renewing agreements that have or will expire and expanding our patent licensee base, both with the top tier handset manufacturers and other market participants.

Repositioning

On March 30, 2009, we announced a repositioning plan that includes the expansion of the technology development and licensing business, the cessation of further product development of the SlimChip modem technology, and efforts to monetize the technology investment through IP licensing and technology sales. In connection with the repositioning, the Company incurred a charge of $38.6 million during 2009. Of this amount, approximately $30.6 million represents non-cash asset impairments that relate to assets used in the product and product development, including $21.2 million of acquired intangible assets and $9.4 million of property, equipment, and other assets.

In addition, the repositioning resulted in a reduction in force of approximately 100 employees across the Company's three locations, the majority of which were terminated effective April 3, 2009. Approximately $8.0 million of the repositioning charge represents cash obligations associated with severance and contract termination costs.

We do not expect to incur any additional cost related to this repositioning.

Repurchase of Common Stock

In 2006, our Board of Directors authorized the repurchase of up to $350.0 million of our outstanding common stock (the "2006 Repurchase Program"). In October 2007, our Board of Directors authorized a $100.0 million share repurchase program (the "2007 Repurchase Program"). In March 2009, our Board of Directors authorized another $100.0 million share repurchase program (the "2009 Repurchase Program"). The Company could repurchase shares under the programs through open market purchases, pre-arranged trading plans, or privately negotiated purchases.

We completed the 2006 Repurchase Program in first half 2007, under which we repurchased a cumulative total of 11.3 million shares of common stock for $350.0 million, including 4.8 million shares of common stock for $157.6 million repurchased during 2007. Under the 2007 Repurchase Program, we repurchased approximately 1.0 million shares of common stock for $18.5 million in 2007. During 2008 we completed the 2007 Repurchase Program, under which we repurchased a cumulative total of 4.8 million shares for $100.0 million, including 3.8 million shares we repurchased for $81.5 million in 2008. During 2009, we repurchased approximately 1.0 million shares for $25.0 million under the 2009 Repurchase Program.

From January 1, 2010 through February 26, 2010, no repurchases were made under the 2009 Repurchase Program.

Intellectual Property Rights Enforcement

From time to time, if we believe any party is required to license our patents in order to manufacture and sell certain digital cellular products and such party has not done so, we may institute legal action against them. This legal action typically takes the form of a patent infringement lawsuit or an administrative proceeding such as a Section 337 proceeding before the U.S. International Trade Commission ("USITC"). In addition, we and our licensees, in the normal course of business, might seek to resolve disagreements between the parties with respect to the rights and obligations of the parties under the applicable license agreement through arbitration or litigation.

In 2009, our patent litigation and arbitration costs decreased to $16.3 million from $34.0 million and $38.6 million in 2008 and 2007, respectively. This represented 29% of our 2009 total patent administration and licensing costs of $56.1 million. Patent litigation and arbitration costs will vary depending upon activity levels and it is likely they will continue to be a significant expense for us in the future.

Comparability of Financial Results

When comparing 2009 financial results against other periods, the following item should be taken into consideration:

- Our 2009 revenue included $3.0 million of royalties related to past sales recognized in connection with a new licensee and the resolution of an audit of one of our licensees.
- Our 2009 operating expense included a $38.6 million repositioning charge in connection with our first quarter 2009 decision to cease further product development of our SlimChip™ modern technology.
- Our 2009 operating expenses are net of the reversal of $2.3 million of compensation expense that was originally recorded in 2008. The adjustment was based on our revised expectations for the anticipated payout associated with a long-term performance-based incentive program. This adjustment reduced 2009 development expense, selling, general and administrative expense, and patent licensing and arbitration costs by $1.4 million, $0.6 million, and $0.3 million, respectively.
- Our 2009 selling, general and administrative expense is net of the reversal of $1.5 million of bad debt expense. The reversal related to the collection of $1.5 million accounts receivable for which we had established a full reserve in prior periods.
- Our 2009 income tax expense is net of a $16.4 million tax benefit that relates to our plan to amend our U.S. federal income tax returns for prior years to switch the foreign tax payments we made during those years from deductions to foreign tax credits. Our recognition of this tax benefit is based upon the benefit being more likely than not to be sustainable upon audit by the relevant tax authority. The process to amend these returns is complicated and involves tax treaty procedures for both U.S. and foreign tax authorities. It is possible that at the conclusion of this process, the $16.4 million benefit may not be realized in full or in part, or that we may realize a benefit of up to $19.1 million.
- Our 2009 *Interest and investment (loss) income* includes a $3.9 million charge to reduce the carrying value of our investment in Kineto Wireless to approximately $1.0 million.

Critical Accounting Policies and Estimates

Our consolidated financial statements are based on the selection and application of accounting principles, generally accepted in the United States of America, which require us to make estimates and assumptions that affect the amounts reported in both our consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from these estimates and any such differences may be material to the financial statements. Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements and are included in Item 8 of this Form 10-K. We believe the accounting policies that are of particular importance to the portrayal of our financial condition and results and that may involve a higher degree of complexity and judgment in their application compared to others are those relating to revenue recognition, compensation, and income taxes. If different assumptions were made or different conditions existed, our financial results could have been materially different.

Revenue Recognition

We derive the majority of our revenue from patent licensing. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are often complex and include multiple elements. These agreements can include, without limitation, elements related to the settlement of past patent infringement liabilities, up-front and non-refundable license fees for the use of patents and/or know-how, patent and/or know-how licensing royalties on covered products sold by licensees, cross-licensing terms between us and other parties, the compensation structure and ownership of intellectual property rights associated with contractual technology development arrangements, advanced payments and fees for service arrangements, and settlement of outstanding patent litigation. Due to the inherent difficulty in establishing reliable, verifiable, and objectively determinable evidence of the fair value of the separate elements of these agreements, the total revenue resulting from such agreements may often be recognized over the performance period. In other circumstances, such as those agreements involving consideration for past and expected future patent royalty obligations, after consideration of the particular facts and circumstances, the appropriate recording of revenue between periods may require the use of judgment. In all cases, revenue is only recognized after all of the following criteria are met: (1) written agreements have been executed; (2) delivery of technology or intellectual property rights has occurred or services have been rendered; (3) fees are fixed or determinable; and (4) collectability of fees is reasonably assured.

We establish a receivable for payments expected to be received within twelve months from the balance sheet date based on the terms in the license. Our reporting of such payments often results in an increase to both accounts receivable and deferred revenue. Deferred revenue associated with fixed fee royalty payments is classified on the balance sheet as short-term when it is scheduled to be amortized within twelve months from the balance sheet date. All other deferred revenue is classified as long-term, as amounts to be recognized over the next twelve months are not known.

Patent License Agreements

Upon signing a patent license agreement, we provide the licensee permission to use our patented inventions in specific applications. We account for patent license agreements in accordance with the guidance for revenue arrangements with multiple deliverables and the guidance for revenue recognition. We have elected to utilize the leased-based model for revenue recognition, with revenue being recognized over the expected period of benefit to the licensee. Under our patent license agreements, we typically receive one or a combination of the following forms of payment as consideration for permitting our licensees to use our patented inventions in their applications and products:

Consideration for Prior Sales: Consideration related to a licensee's product sales from prior periods may result from a negotiated agreement with a licensee that utilized our patented inventions prior to signing a patent license agreement with us or from the resolution of a disagreement or arbitration with a licensee over the specific terms of an existing license agreement. We may also receive consideration for prior sales in connection with the settlement of patent litigation where there was no prior patent license agreement. In each of these cases, we record the consideration as revenue when we have obtained a signed agreement, identified a fixed or determinable price, and determined that collectability is reasonably assured.

Fixed Fee Royalty Payments: These are up-front, non-refundable royalty payments that fulfill the licensee's obligations to us under a patent license agreement for a specified time period or for the term of the agreement for specified products, under certain patents or patent claims, for sales in certain countries, or a combination thereof — in each case for a specified time period (including for the life of the patents licensed under the agreement). We recognize revenues related to Fixed Fee Royalty Payments on a straight-line basis over the effective term of the license. We utilize the straight-line method because we cannot reliably predict in which periods, within the term of a license, the licensee will benefit from the use of our patented inventions.

Prepayments: These are up-front, non-refundable royalty payments towards a licensee's future obligations to us related to its expected sales of covered products in future periods. Our licensees' obligations to pay royalties typically extend beyond the exhaustion of their Prepayment balance. Once a licensee exhausts its Prepayment balance, we may provide them with the opportunity to make another Prepayment toward future sales or it will be required to make Current Royalty Payments.

Current Royalty Payments: These are royalty payments covering a licensee's obligations to us related to its sales of covered products in the current contractual reporting period.

Licensees that either owe us Current Royalty Payments or have Prepayment balances are obligated to provide us with quarterly or semi-annual royalty reports that summarize their sales of covered products and their related royalty obligations to us. We typically receive these royalty reports subsequent to the period in which our licensees' underlying sales occurred. We recognize revenue in the period in which the royalty report is received and other revenue recognition criteria are met due to the fact that without royalty reports from our licensees, our visibility into our licensees' sales is very limited.

The exhaustion of Prepayments and Current Royalty Payments are often calculated based on related per-unit sales of covered products. From time-to-time, licensees will not report revenues in the proper period, most often due to legal disputes. When this occurs, the timing and comparability of royalty revenue could be affected.

In cases where we receive objective, verifiable evidence that a licensee has discontinued sales of products covered under a patent license agreement with us, we recognize any related deferred revenue balance in the period that we receive such evidence.

During 2007, we recognized revenue of $5.2 million related to unpaid patent licensee royalties. We based our recognition of this revenue on royalty reports received, despite the fact that the licensee had expressed its belief that it did not have a current payment obligation. We believed that we were entitled to these royalty payments and the eventual collection of these amounts was reasonably assured; we subsequently collected these amounts in 2008.

Technology Solutions Revenue

Technology solutions revenue consists primarily of revenue from software licenses and engineering services. Software license revenues are recognized in accordance with the original and revised guidance for software revenue recognition. When the arrangement with a customer includes significant production, modification, or customization of the software, we recognize the related revenue using the percentage-of-completion method in accordance with the accounting guidance for construction-type and certain production-type contracts. Under this method, revenue and profit are recognized throughout the term of the contract, based on actual labor costs incurred to date as a percentage of the total estimated labor costs related to the contract. Changes in estimates for revenues, costs, and profits are recognized in the period in which they are determinable. When such estimates indicate that costs will exceed future revenues and a loss on the contract exists, a provision for the entire loss is recognized at that time.

We recognize revenues associated with engineering service arrangements that are outside the scope of the accounting guidance for construction-type and certain production-type contracts on a straight-line basis, unless evidence suggests that the revenue is earned in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. In such cases we often recognize revenue using proportional performance and measure the progress of our performance based on the relationship between incurred labor hours and total estimated labor hours or other measures of progress, if available. Our most significant cost has been labor and we believe both labor hours and labor cost provide a measure of the progress of our services. The effect of changes to total estimated contract costs is recognized in the period such changes are determined.

When technology solutions agreements include royalty payments, we recognize revenue from the royalty payments using the same methods described above under our policy for recognizing revenue from patent license agreements.

Compensation Programs

We use a variety of compensation programs to both attract and retain employees and more closely align employee compensation with Company performance. These programs include, but are not limited to, an annual bonus tied to performance goals, cash awards to inventors for filed patent applications and patent issuances, restricted stock unit ("RSU") awards for non-managers and a long-term compensation program ("LTCP") for managers that includes both time-based and performance-based RSUs and a performance-based cash incentive component. The LTCP is designed to alternate between RSU and cash cycles, each of which cover a three-year period and can overlap with another cycle by as many as two years. The cycles relevant to the 2007 — 2009 reporting period are:

- *Cash Cycle 2a:* A long-term performance cash incentive covering the period July 1, 2005 through December 31, 2008;
- *RSU Cycle 2:* RSUs granted on January 1, 2005, which vest on or before January 1, 2008;
- *RSU Cycle 3:* RSUs granted on January 1, 2007, which vest on or before January 1, 2010;
- *Cash Cycle 3:* A long-term performance cash incentive covering the period January 1, 2008 through December 31, 2010; and
- *RSU Cycle 4:* RSUs granted on January 1, 2009, which vest on or before January 1, 2012.

We recognized share-based compensation expense of $9.8 million, $5.1 million, and $9.8 million in 2009, 2008, and 2007, respectively. The majority of the share-based compensation expense, for all years, related to RSU awards granted to managers under our LTCP. We also recognized $(0.1) million, $17.2 million, and $3.9 million of compensation expense in 2009, 2008, and 2007, respectively, related to the performance-based cash incentive under our LTCP. The 2009 amount includes a credit of $2.3 million to reduce the accrual rate for Cash Cycle 3 of our LTCP from 100% to 50% based on revised expectations for a lower payout. This $2.3 million adjustment related to the reduction of our accrual established in the prior year. The 2008 amount includes a fourth quarter charge of $9.4 million to increase our accrual for Cash Cycle 2a from the previously estimated payout of 100% to the actual payout of 175%. The increase in the incentive payout was driven by the Company's success in achieving a number of key goals, including signing LG and Samsung, two of the top five cellular handset OEMs, to 3G licensing agreements. These licenses helped increase our share of the 3G market under license from approximately 20% to approximately 50%, and drove substantial positive operating cash flow over the period. Due to the 2009 credit to adjust the accrual rate on Cash Cycle 3 and the structure of the different cycles in the LTCP, we expect that 2010 expenses associated with the performance-based cash incentive and RSUs will be approximately $4.8 million more than 2009. However, the amount recorded could either increase or decrease dependent upon both the number of employees that qualify for the LTCP and our future assessment of the expected attainment of pre-established performance goals.

At December 31, 2009, accrued compensation expense associated with the LTCP's performance-based cash incentive was based on an estimated payout of 50% for Cash Cycle 3. Under the program, 100% achievement of the goals set by the Compensation Committee of the Board of Directors results in a 100% payout of the performance-based cash incentive target amounts. For each 1% change above or below 100% achievement, the payout is adjusted by 2.5 percentage points with a maximum payout of 225% and no payout for performance that falls below 80% of target results. The following table provides examples of the performance-based cash incentive payout that would be earned based on various levels of goal achievement:

Goal Achievement	Payout
less than 80%	0%
80%	50%
100%	100%
120%	150%
150% or greater	225%

If we had assumed that goal achievement for Cash Cycle 3 was 100%, we would have accrued $9.2 million of related compensation expense through December 31, 2009. If we had assumed that goal achievement for Cash Cycle 3 would be either 120% or 80%, we would have accrued either $4.6 million more or less, respectively, of related compensation expense through December 31, 2009. However, our estimated accrual could either increase or decrease in the future dependent upon our assessment of the expected attainment against pre-established performance goals.

During 2006, the equity component of the LTCP was amended such that, beginning with the January 1, 2007 grant, executives now receive 50% of their RSU grant as performance-based RSUs and 50% as time-based. Under the amendment, the Company's managers now receive 25% of their RSU grant as performance-based RSUs and 75% as time-based.

Under the program, 100% achievement of the goals set by the Compensation Committee of the Board of Directors results in a 100% payout of the performance-based RSU incentive target amounts. For each 1% change above or below 100% achievement, the payout is adjusted by 4 percentage points with a maximum payout of 300%. For performance that falls below 80% of target, no share payout would occur. The following table provides examples of the performance-based RSU payout that would be earned based on various levels of goal achievement:

Goal Achievement	Payout
less than 80%	0%
80%	20%
100%	100%
120%	180%
150% or greater	300%

At December 31, 2009, we did not meet the criteria specified by the accounting guidance for stock-based compensation to accrue performance-based equity compensation associated with either the RSU Cycle 3 or RSU Cycle 4 grants. If we had met the criteria with 100% goal achievement, we would have accrued $5.0 million of related compensation expense through December 31, 2009. We will establish an accrual for the performance-based RSUs under RSU Cycle 4 in the future if our future assessment of the expected attainment against pre-established performance goals meets certain criteria for performance-based share compensation. RSU Cycle 3 ended on January 1, 2010 with less than 80% goal achievement.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if management has determined that it is more likely than not that such assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

The financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable tax authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

During fourth quarter 2009, we completed a study to assess the Company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we are currently planning to amend our United States federal income tax returns for the periods 1999 — 2005 to reclaim the foreign tax payments we made during those periods from deductions to foreign tax credits. We have established a basis to support amending the returns and estimate that the maximum incremental benefit will be approximately $19.1 million. We recorded a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. The process to amend these returns is complicated involving tax treaty proceedings including both U.S. and foreign tax jurisdictions. It is possible that at the conclusion of this process the $16.4 million benefit we recognized may not be realized in full or in part or that we may realize the maximum benefit of $19.1 million.

Between 2006 and 2009, we paid approximately $101.1 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

New Accounting Guidance

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities

In June 2008, the Financial Accounting Standards Board ("FASB") issued guidance related to the determination as to whether instruments granted in share-based payment transactions are participating securities. Under this guidance, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the earnings allocation in computing earnings per share computation pursuant to the two class method. We adopted this guidance on January 1, 2009 and, in accordance with this guidance, have retrospectively adjusted prior-period earnings per share data. The table below displays the "as previously reported" and "as adjusted" basic and diluted earnings per share for the years ended December 31, 2008 and 2007. Refer to the most recent form 10-Q quarterly filing for the quarterly basic and diluted earnings per share.

	For the Year Ended December 31,	
	2008	2007
As previously reported:		
Net income per share — basic	$0.58	$0.42
Net income per share — diluted	$0.57	$0.40
As adjusted:		
Net income per share — basic	$0.58	$0.41
Net income per share — diluted	$0.57	$0.40

Accounting Standards Updates: Revenue Arrangements with Multiple Deliverables

In September 2009, the FASB finalized revenue recognition guidance for *Revenue Arrangements with Multiple Deliverables.* By providing another alternative for determining the selling price of deliverables, the Accounting Standard Update related to revenue arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will often result in earlier revenue recognition. In addition, the residual method of allocating arrangement consideration is no longer permitted under this new guidance. This guidance is effective for fiscal years beginning on or after June 15, 2010. However, adoption was permitted as early as interim period ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We have not yet adopted this guidance. Based upon our preliminary assessment of the impact of this guidance, we believe that revenue recognition may be accelerated in the future. We will continue to evaluate this guidance so that we can determine the impact on the Company's financial condition and results of operations upon adoption.

LEGAL PROCEEDINGS

We are routinely involved in disputes associated with enforcement and licensing activities regarding our intellectual property, including litigations and other proceedings. These litigations and other proceedings are important means to enforce our intellectual property rights. A January 2009 settlement of various litigations and other proceedings with Samsung resulted in a $400.0 million patent license agreement. We are a party to other disputes and legal actions not related to our intellectual property, but also arising in the ordinary course of our business. Refer to Item 3 of Part I of this Form 10-K for a complete description of our material legal proceedings.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL REQUIREMENTS

Our primary sources of liquidity are cash and cash equivalents and short-term investments, as well as cash generated from operations. We have the ability to obtain additional liquidity through debt and equity financings, but have not had a significant debt or equity financing in over 10 years. Based on our past performance and current expectations, we believe our available sources of funds, including cash and cash equivalents and short-term investments and cash generated from our operations will be sufficient to finance our operations, capital requirements, and any stock repurchase programs that we may initiate in the next twelve months. Although our existing revenue streams have been affected by the recent global economic downturn, our near-term revenues are partially insulated from market swings since approximately 63% of our patent license revenues were based on fixed payments in 2009.

Cash and cash equivalents and short-term investments

At December 31, 2009 and December 31, 2008, we had the following amounts of cash and cash equivalents and short-term investments (in thousands):

	December 31,		Increase/
	2009	2008	(Decrease)
Cash and cash equivalents	$210,863	$100,144	$110,719
Short-term investments	198,943	41,516	157,427
Total Cash and cash equivalents and short-term investments	$409,806	$141,660	$268,146

The increase in our cash and cash equivalents and short-term investments was primarily due to our receipts of the first two of four $100.0 million installments from Samsung under our recently signed patent license agreement and new prepayments from two existing licensees totaling $182.4 million. After using these and other receipts to fund our operations, working capital requirements, and share repurchases in 2009, we invested the excess in short-term investments.

Cash flows from operations

We generated the following cash flows from our operating activities in 2009 and 2008 (in thousands):

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Increase/ (Decrease)
Cash flows from operating activities	$320,694	$85,811	$234,883

The positive operating cash flow in 2009 arose principally from receipts of approximately $506.5 million related to patent licensing and technology solutions agreements. These receipts included the first two of four installments of $100.0 million from Samsung under our January 2009 license agreement. We also received prepayments of $182.4 million from two existing licensees, per-unit royalty payments of $73.0 million from other existing or new licensees, other fixed fee payments of $37.8 million, and cash receipts from our technology solutions customers totaling $13.3 million, primarily related to royalties associated with our SlimChip modem IP. These receipts, along with a $1.1 million increase in net working capital, were partially offset by cash operating expenses (operating expenses less depreciation of fixed assets, amortization of intangible assets, non-cash repositioning charges, and non-cash compensation) of $120.3 million, cash payments for foreign source withholding taxes of $40.9 million primarily related to Samsung and Pantech cash receipts, an estimated federal tax payment of $4.0 million, and a $21.8 million payment on long-term cash incentive plans.

The positive operating cash flow in 2008 arose principally from receipts of approximately $275.3 million related to patent licensing and technology solution agreements. These receipts included the final $95.0 million payment from LG, a new prepayment of $29.6 million from an existing licensee, per-unit royalty payments of $83.2 million from other existing licensees, other fixed fee payments of $64.3 million, and cash receipts from our technology solutions totaling $3.2 million, primarily related to royalties associated with our SlimChip modem IP. These receipts were partially offset by cash operating expenses (operating expenses less depreciation of fixed assets, amortization of intangible assets and non-cash compensation) of $158.0 million, cash payments for foreign source withholding taxes of $16.0 million, estimated federal income tax payments of $7.2 million, and $8.3 million of other changes in working capital during 2008.

Working capital

We believe that working capital, adjusted to exclude cash and cash equivalents, short-term investments, current maturities of debt, and current deferred revenue provides additional information about assets and liabilities that may affect our near-term liquidity. Our adjusted working capital, a non-GAAP financial measure, reconciles to working capital, the most directly comparable GAAP financial measure, at December 31, 2009 and December 31, 2008 (in thousands):

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Increase/ (Decrease)
Current assets	$ 702,322	$ 241,021	$ 461,301
Current liabilities	(252,560)	(126,537)	(126,023)
Working capital	449,762	114,484	335,278
(Subtract) Add Cash and cash equivalents	(210,863)	(100,144)	(110,719)
Short-term investments	(198,943)	(41,516)	(157,427)
Current portion of long-term debt	584	1,608	(1,024)
Current deferred revenue	193,409	78,646	114,763
Adjusted working capital	$ 233,949	$ 53,078	$ 180,871

The $180.9 million increase in adjusted working capital from 2008 to 2009 is primarily due to our recently signed patent license agreement with Samsung. Our recognition of the last two installment payments under this agreement, one of which we received during first quarter 2010 and the other which is due from Samsung within the next twelve months, increased accounts receivable by $200.0 million. Deferred tax assets increased $19.5 million, primarily related to a timing difference in the recognition of deferred revenue for book and tax purposes. The decrease in accrued compensation related to first quarter 2009 payments against our long-term cash-incentive plan further contributed to the increase in adjusted working capital. These items were partially offset by an increase of $33.8 million in foreign taxes payable associated with the Samsung and Pantech license agreements and the increase of $3.7 million in other accrued expenses primarily attributable to accrued legal fees and accrued repositioning charges.

Cash Used in Investing and Financing Activities

We used net cash from investing activities of $194.6 million in 2009 and we obtained net cash from investing activities of $2.6 million in 2008. We purchased $157.5 million of short-term marketable securities, net of sales, in 2009 and we sold $44.0 million of short-term marketable securities, net of purchases, in 2008. This increase in purchases was driven by higher cash receipts, as discussed above, and lower cash requirements due to our repositioning during 2009. Purchases of property and equipment and capitalized technology costs decreased to $5.1 million in 2009 from $12.6 million in 2008 due to the lower levels of development tools and engineering equipment needed in 2009 due to our cessation of further SlimChip product development. Investment costs associated with patents increased from $28.2 million in 2008 to $31.3 million in 2009 in connection with the continued growth of our patent portfolio.

Net cash used in financing activities decreased $64.9 million primarily due to our reduced levels of stock repurchase activity in 2009. We also received $5.5 million and $2.4 million more in respective contributions from option exercises and tax benefits from share-based compensation as compared to the prior year.

Other

Our combined short-term and long-term deferred revenue balance at December 31, 2009 was approximately $668.3 million, an increase of $408.6 million from December 31, 2008. We have no material obligations associated with such deferred revenue. In 2009, we recorded gross increases in deferred revenue of $633.7 million primarily related to the $400.0 million received or due from Samsung under the 2009 Samsung PLA license agreement signed in January 2009, $182.4 million in prepayments from two existing licensees, and $41.7 million of cash received or due and stock received from a new licensee. Prepayments are non-refundable payments towards a licensee's future obligations to pay royalties, and typically cover 3 to 5 year periods. The gross increases in deferred revenue were partially offset by 2009 deferred revenue recognition of $181.7 million related to the amortization of fixed fee royalty payments, $43.4 million related to per-unit exhaustion of prepaid royalties (based upon royalty reports provided by our licensees), and the recognition of deferred revenue related to technology solutions agreements.

Based on current license agreements, we expect the amortization of fixed fee royalty payments to reduce the December 31, 2009 deferred revenue balance of $668.3 million by $193.3 million over the next twelve months. Additional reductions to deferred revenue will be dependent upon the level of per-unit royalties our licensees report against prepaid balances.

At December 31, 2009 and December 31, 2008, we had approximately 2.1 million and 2.9 million stock options outstanding, respectively, that had exercise prices less than the fair market value of our stock at each balance sheet date. These stock options would generate $30.4 million and $38.9 million of cash proceeds to the Company if they were fully exercised.

Credit Facility

In December 2005, we entered into a two year $60.0 million unsecured revolving credit facility ("Credit Agreement"). We did not borrow against the Credit Agreement during the initial two year term. In December 2007, we entered into an Amendment to Credit Agreement resulting in the continuation of our two year $60.0 million unsecured revolving credit facility through December 2009. In light of our current financial position and in connection with the reduction of recurring operating expenses expected to result from our repositioning plan, we elected to terminate our $60.0 million unsecured revolving credit agreement on April 2, 2009.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009 (in millions):

	Payments Due by Period				
	Total	Less Than 1 year	1-3 Years	4-5 Years	Thereafter
Debt	$ 0.7	$0.2	$0.5	$ —	$—
Capital lease obligations	0.3	0.3	—	—	—
Operating lease obligations	6.6	2.4	3.9	0.3	—
Purchase obligations(a)	6.6	6.6	—	—	—
Total contractual obligations	$14.2	$9.5	$4.4	$0.3	$—

(a) Purchase obligations consist of agreements to purchase goods and services that are legally binding on us, as well as accounts payable.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined by regulation S-K 303(a)(4) promulgated under the Securities Act of 1934.

Results of Operations

2009 Compared With 2008

Revenues

The following table compares 2009 revenues to 2008 revenues (in millions):

	For the Year Ended December 31,		Increase/ (Decrease)	
	2009	2008		
Per-unit royalty revenue	$102.9	$120.6	$(17.7)	(15)%
Fixed fee amortized royalty revenue	181.7	86.5	95.2	110%
Past infringement and other royalties	3.0	9.4	(6.4)	(68)%
Total patent licensing royalties	287.6	216.5	71.1	33%
Technology solutions revenue	9.8	12.0	(2.2)	(18)%
Total revenue	$297.4	$228.5	$ 68.9	30%

The $68.9 million increase in revenue in 2009 was primarily attributable to increased patent licensing royalties in 2009 compared to 2008. Patent licensing royalties increased $71.1 million in 2009, due to the addition of $102.9 million in fixed fee amortized royalty revenue from patent license agreements we signed with Samsung and Pantech in 2009. This increase was partially offset by a decrease in fixed fee revenues related to the expiration of certain smaller license agreements in 2009. Per-unit royalty revenues decreased $17.7 million, as a result of a decrease in per-unit royalty revenues which was primarily attributable to industry-wide declines in handset sales, specifically the softening market in Japan. Despite the overall decline in per-unit royalties, certain licensees with concentrations in the smartphone market reported increased royalties in 2009.

The decrease in technology solutions revenue in 2009 was primarily attributable to engineering service fees earned in 2008 associated with our SlimChip modem IP, which did not recur during 2009. This decrease was partially offset by an increase in royalties earned on our SlimChip modem IP relating to our licensees' product sales.

In 2009 and 2008, 62% and 53% of our total revenues for the respective years were attributable to companies that individually accounted for 10% or more of these amounts. During 2009 or 2008 the following customers accounted for 10% or more of total revenues:

	For the Year Ended December 31,	
	2009	2008
Samsung Electronics Company, Ltd.	33%	<10%
LG Electronics	19%	25%
Sharp Corporation	10%	16%
NEC Corporation	<10%	12%

Operating Expenses

The following table summarizes the change in operating expenses by category (in millions):

	For the Year Ended December 31,			
	2009	2008	(Decrease) /Increase	
Selling, general and administrative	$ 24.8	$ 33.4	$ (8.6)	(26)%
Patent administration and licensing	56.1	63.5	(7.4)	(12)%
Development	64.0	98.9	(34.9)	(35)%
Repositioning	38.6	—	38.6	100%
Arbitration and litigation contingencies	—	(3.9)	3.9	(100)%
Total operating expenses	$183.5	$191.9	$ (8.4)	(4)%

Excluding $38.6 million repositioning charges in 2009 and $3.9 million non-recurring adjustments to arbitration and litigation contingencies in 2008, operating expenses decreased 26% to $144.9 million in 2009 from $195.8 million in 2008. The $50.9 million decrease was primarily due to (decreases)/increases in the following items (in millions):

2009	(Decrease)/ Increase
Patent litigation and arbitration	$(17.6)
Long-term cash incentives	(17.3)
Personnel-related costs	(8.5)
Consulting services	(6.2)
Depreciation and amortization	(6.1)
Reserve for uncollectible accounts	(4.5)
Engineering software and equipment maintenance	(2.3)
Other	(0.3)
Share-based compensation	4.7
Insurance reimbursement	7.2
Total decrease in operating expenses excluding repositioning charges and arbitration and litigation contingencies	(50.9)
Repositioning charge	38.6
Arbitration and litigation contingencies	3.9
Total decrease in operating expenses	$ (8.4)

Patent litigation and arbitration decreased primarily due to the resolution of our various disputes with Samsung and the third quarter 2008 resolution of the Nokia UK disputes. The decrease in long-term cash incentive cost resulted primarily from a 2008 charge of $9.4 million to increase our accrual for Cash Cycle 2a of our LTCP from the previously estimated payout of 100% to the actual payout of 175%. The decrease also resulted from our decision in 2009 to reduce the accrual rate for Cash Cycle 3 of our LTCP from 100% to 50%, based on our revised expectations for a lower payout. This $2.3 million adjustment related to the reduction of our accrual established in the prior year, reduced our 2009 development expense, selling, general and administrative expense and patent administration and licensing expense by $1.4 million, $0.6 million and $0.3 million, respectively. The balance of the decrease in long-term cash incentives and the increase in share-based compensation was due to the structure of our LTCP, which includes overlapping long-term cash incentive cycles in 2008 and overlapping RSU cycles in 2009. Due to the repositioning announced on March 30, 2009, we wrote-off a number of our fixed assets and associated accumulated depreciation used in the product business and decreased headcount by approximately 100 employees. As of result of these actions, depreciation and amortization, personnel-related costs, consulting services, and engineering software and equipment maintenance decreased approximately $23.1 million from the prior year. The decrease in bad debt expense was related to our partial collection of an overdue account receivable associated with our SlimChip modem IP. The related customer has agreed to a new payment schedule, and we may further reduce this reserve in future periods as the related payments are collected. The increase for the insurance reimbursement includes $7.2 million insurance receipts during 2008 to reimburse us for a portion of our defense costs in certain litigation with Nokia; there were no such receipts in 2009.

Selling, General and Administrative Expense: The decrease in selling, general and administrative expense was primarily attributable to the reduction of personnel-related costs ($1.1 million) due to the repositioning announced on March 30, 2009, the reduction in bad debt expense ($4.5 million) and the adjustment to the long-term cash incentive accrual.

Patent Administration and Licensing Expense: The decrease in patent administration and licensing expense primarily resulted from the decrease in patent litigation and arbitration ($17.6 million) and the adjustment recorded to the long-term cash incentive accrual. These decreases were partially offset by the above-noted increase in insurance reimbursement ($7.2 million) and increased patent amortization and maintenance expense ($4.3 million).

Development Expense: The decrease in development expense was primarily due to the repositioning announced on March 30, 2009, and the adjustment to the long-term cash incentive accrual.

Repositioning Expense: On March 30, 2009, we announced a repositioning plan under which we (i) have begun to expand our technology development and licensing business and (ii) ceased further product development of our SlimChip HSPA technology and have sought to monetize the product investment through technology licensing. In connection with the repositioning plan, we incurred certain costs associated with exit or disposal activities. The repositioning resulted in a reduction in force of approximately 100 employees across our three locations. We incurred a repositioning charge of $38.6 million in 2009.

Arbitration and Litigation Contingencies: In 2008, we recognized a non-recurring credit of $3.9 million associated with the reduction of a previously established accrual associated with our contingent obligation to reimburse Nokia for a portion of its attorney's fees associated with the resolution of the UK matters.

Interest and Investment (Loss) Income, Net

Net interest and investment (loss) income decreased $4.6 million or 135% from $3.4 million in 2008 to ($1.2) million in 2009. The decrease primarily resulted from a $3.9 million write-down in 2009 of our investment in Kineto Wireless ("Kineto"), as well as lower rates of return in 2009 as compared to 2008. This was partially offset by $0.6 million of interest income related to our 2009 settlement of litigation with the Federal Insurance Company during 2009.

Income Taxes

Excluding our fourth quarter recognition of $16.4 million in foreign tax credits, our effective tax rate for 2009 was approximately 37.2% compared to 34.5% for 2008. This increase was driven by non-deductible impairment charges recognized in fourth quarter 2009 and the absence of a research and development credit for 2009.

2008 Compared With 2007

Revenues

The following table compares 2008 revenues to 2007 revenues (in millions):

	For the Year Ended December 31,			
	2008	2007	Increase/ (Decrease)	
Per-unit royalty revenue	$120.6	$136.9	$(16.3)	(12)%
Fixed fee amortized royalty revenue	86.5	79.2	7.3	9%
Past infringement and other royalties	9.4	14.7	(5.3)	(36)%
Total patent licensing royalties	216.5	230.8	(14.3)	(6%)
Technology solutions revenue	12.0	3.4	8.6	253%
Total revenue	$228.5	$234.2	$ (5.7)	(2)%

The $5.7 million decrease in revenue in 2008 was primarily attributable to decreased patent licensing royalties in 2008 compared to 2007. The decline in patent licensing royalties was primarily due to the absence of 2G revenues from Sony Ericsson, along with the softening market in Japan. These decreases were partially offset by a $14.2 million increase from all other new and existing licensees.

The $8.6 million increase in technology solutions revenue was primarily attributable to royalties and license fees associated with our SlimChip modem IP.

In 2008 and 2007, 53% and 58% of our total revenue for the respective years, were attributable to companies that individually accounted for 10% or more of our total revenue. During 2008 and 2007, the following customers accounted for 10% or more of total revenues:

	For the Year Ended December 31,	
	2008	2007
LG Electronics	25%	25%
Sharp Corporation	16%	19%
NEC Corporation	12%	14%

Operating Expenses

The following table summarizes the change in operating expenses by category (in millions):

	For the Year Ended December 31,			
	2008	2007	(Decrease) /Increase	
Selling, general and administration	$ 33.4	$ 30.1	$ 3.3	11%
Patent administration and licensing	63.5	71.5	(8.0)	(11)%
Development	98.9	85.2	13.7	16%
Arbitration and litigation contingencies	(3.9)	24.4	(28.3)	(116)%
Total operating expenses	$191.9	$211.2	$(19.3)	(9)%

Excluding changes of $28.3 million of non-recurring adjustments to arbitration and litigation contingencies, operating expenses increased from $186.8 million in 2007 to $195.8 million in 2008. The $9.0 million increase was primarily due to increases/(decreases) in the following items (in millions):

Long-term cash incentives	$ 13.3
Depreciation and amortization	6.2
Personnel-related costs	4.2
Reserve for uncollectible accounts	3.0
Insurance reimbursement	(5.5)
Patent litigation and arbitration	(4.6)
Share-based compensation	(4.3)
Patent maintenance	(1.3)
Other	(2.0)
Total increase in operating expenses excluding arbitration & litigation contingencies	9.0
Decrease in arbitration and litigation contingencies	(28.3)
Total decrease in operating expenses	$(19.3)

The increase in long-term cash incentive cost resulted from a charge of $9.4 million to increase our accrual for Cycle 2a of our LTCP from the previously estimated payout of 100% to the actual payout of 175%. The balance of this increase and the decrease in share-based compensation were both due to the structure of our LTCP which resulted in overlapping RSU cycles in 2007 and overlapping performance-based cash incentive cycles in 2008. Patent amortization increased due to increased levels of internal inventive activity in recent years resulting in the expansion of our patent portfolio. Other depreciation and amortization increased primarily due to acquisitions of tools and technology licenses over the last two years associated with our SlimChip product family.

Personnel-related costs increased in 2008 primarily due to the addition of internal resources throughout 2007 for the development of our SlimChip product family and annual wage increases. The increase in the reserve for uncollectible accounts related to the establishment of a reserve against an account receivable associated with our SlimChip modem IP. The decrease for the insurance reimbursement includes $7.2 million insurance receipts during 2008 to reimburse us for a portion of our defense costs in certain litigation with Nokia. This reimbursement was $5.5 million greater than a related reimbursement recorded in 2007. Patent litigation and arbitration expenses decreased primarily due to the stay of the Nokia Delaware proceedings which was issued in December 2007 and the resolution of the Nokia UK disputes in July 2008. This decrease was partially offset by increased activity related to our USITC proceedings against Samsung and Nokia in 2008. The decrease in patent maintenance costs was due to a decline from the high level of patent reviews performed in 2007.

Selling, General and Administrative Expense: The increase in selling, general and administrative expense in 2008 was primarily due to the reserve for uncollectable accounts ($3.0 million), long-term cash incentives ($4.0 million) and personnel related costs ($0.7 million). These increases were partially offset by a decrease in share-based compensation ($1.5 million) and reductions in the high levels of legal and consulting costs required to assist with our legal entity reorganization and strategic planning in 2007 ($1.0 million).

Patents Administration and Licensing Expense: The decrease in patent administration and licensing expense resulted from the insurance reimbursement ($5.5 million) and decreases in patent litigation and arbitration ($4.6 million) and patent maintenance ($1.3 million). These decreases were partially offset by an increase in patent amortization expense ($2.6 million) and long-term cash incentives ($0.7 million).

Development Expense: The increase in development expense was due to increases in long-term cash incentives ($8.6 million), depreciation and amortization ($4.5 million) and personnel-related costs ($3.0 million). These increases were partially offset by the decrease in share-based compensation ($3.1 million).

Arbitration and Litigation Contingencies: In 2008, we recognized a non-recurring credit of $3.9 million associated with the reduction of a previously established accrual related to our contingent obligation to reimburse Nokia for a portion of its attorney's fees incurred in connection with the recently resolved UK matters. In 2007, we accrued non-recurring charges of $16.6 million and $7.8 million related to our contingent obligations to reimburse Federal under an insurance reimbursement agreement and to reimburse Nokia for a portion of their legal fees associated with the UK II case, respectively.

Interest and Investment Income (Loss), Net

Net interest and investment income (loss) of $3.4 million in 2008 decreased $5.5 million or 62% from $8.9 million in 2007. The decrease primarily resulted from lower rates of return and lower investment balances in 2008 as compared to 2007, as well as a $0.7 million write-down of our investment in Kineto during 2008.

Income Taxes

Our income tax provision for both 2008 and 2007 consisted of the statutory federal tax rate plus book-tax permanent differences related to the company's research and development credits.

Expected Trends

In first quarter 2010, we expect to report recurring revenues from existing agreements in the range of $78.0 million to $79.0 million. The expected range does not include any potential impact from additional new agreements that might be signed during first quarter 2010 or additional royalties identified in regularly conducted audits.

We expect our effective tax rate in 2010 to return to levels slightly above the federal statutory rate of 35%. However, our effective tax rate could be affected by further adjustments to the carrying value of our foreign tax credits until the resolution of the related tax treaty proceedings. Such adjustments would be dictated by changes in facts and circumstances and are very difficult to predict.

We continue to place substantial focus on renewing agreements that have or will expire and expanding our patent licensee base, both with the top tier handset manufactures and other market participants. In addition we are pursuing opportunities to license our modem IP which, if successful, could add incremental technology services revenue.

FORWARD-LOOKING STATEMENTS

This Form 10-K, including Items 1 and 7, contains forward-looking statements. Words such as "expect," "will," "believe," "could," "would," "should," "if," "may," "might," "anticipate," "future," "target," "goal," "trend," "seek to," "seeking," "will continue," "outcome," "predict," "estimate," "likely," "in the event" or similar expressions contained herein are intended to identify such forward-looking statements. Although forward-looking statements in this Form 10-K reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. These statements reflect, among other things, our current beliefs, plans and expectations as to:

(i) Our strategy for achieving our goal of deriving revenue from every 3G mobile device sold.

(ii) Our belief that:

(a) a number of our patented inventions are or may be essential, or may become essential, to products built to 2G and 3G cellular Standards and other Standards such as IEEE 802 and that companies making, using or selling products designed to operate in accordance with these Standards are required to take a license under our essential patents;

(b) our patent enforcement costs could continue to be a significant expense for us;

(c) if a party successfully asserted that some of our patents are not valid, should be revoked, do not cover their products or are not infringed, there would not be any material adverse impact on our ongoing revenues under existing patent license agreements, but there could be an impact on our ability to generate new royalty streams; and

(d) the loss of revenues or cash payments from our licensees generating revenues exceeding 10% of our total revenues would adversely affect either our cash flow or results of operations and could affect our ability to achieve or sustain acceptable levels of profitability.

(iii) The anticipated proliferation of converged devices and growth in global wireless subscriptions.

(iv) Factors driving the continued growth of wireless product and services sales over the next five years.

(v) The types of licensing arrangements and various royalty structure models that we anticipate using under our future license agreements, including the impact of current trends in the industry that could result in reductions in and/or caps on royalty rates under new license agreements.

(vi) The possible outcome of audits of our license agreements when underreporting or underpayment is revealed.

(vii) The timing, outcome and/or impact of our various litigation, arbitration or administrative proceedings with respect to our costs, future license agreements and accounting recognition.

(viii) The impact of potential domestic patent legislation, USPTO rule changes and international patent rule changes on our patent prosecution and licensing strategies.

(ix) Our competition and factors necessary for us to remain successful in light of such competition.

(x) Our plans to reinvest cash proceeds in our business or repurchase our common stock in lieu of paying cash dividends on our common stock.

(xi) Our effective tax rate in 2010 returning to levels slightly above the federal statutory rate of 35%.

Consequently, forward-looking statements concerning our business, results of operations and financial condition are inherently subject to risks and uncertainties. We caution readers that actual results and outcomes could differ materially from those expressed in or anticipated by such forward-looking statements. You should carefully consider the risks and uncertainties outlined in greater detail in this Form 10-K, including Item 1A, before making any investment decision with respect to our common stock. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this Form 10-K. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Cash Equivalents and Investments

The primary objectives of our investment activities are to preserve principal and maintain liquidity while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash and cash equivalents, short-term and long-term investments in a variety of securities, including government obligations, corporate bonds, and commercial paper.

Interest Rate Risk — We invest our cash in a number of diversified high quality investment-grade fixed and floating rate securities with a fair value of $409.8 million at December 31, 2009. Our exposure to interest rate risks is not significant due to the short average maturity, quality, and diversification of our holdings. We do not hold any derivative, derivative commodity instruments or other similar financial instruments in our portfolio. The risk associated with fluctuating interest rates is generally limited to our investment portfolio. We believe that a hypothetical 10% change in period-end interest rates would not have a significant impact on our results of operations or cash flows.

The following table provides information about our interest-bearing securities that are sensitive to changes in interest rates as of December 31, 2009. The table presents principal cash flows, weighted-average yield at cost and contractual maturity dates. Additionally, we have assumed that these securities are similar enough within the specified categories to aggregate these securities for presentation purposes.

Interest Rate Sensitivity
Principal Amount by Expected Maturity
Average Interest Rates
(in millions)

	2010	2011	2012	2013	2014	Thereafter	Total
Money market and demand accounts	$133.0	$ —	$ —	$—	$—	$—	$133.0
Cash equivalents	$ 77.9	$ —	$ —	$—	$—	$—	$ 77.9
Short-term investments	$155.7	$26.9	$15.1	$0.6	$0.3	$0.3	$198.9
Interest rate	0.9%	0.3%	0.2%	0.0%	0.0%	0.0%	0.6%

Cash and cash equivalents and available-for-sale securities are recorded at fair value.

Bank Liquidity Risk — As of December 31, 2009, we have approximately $133.0 million in operating accounts that are held with domestic and international financial institutions. The majority of these balances are held with domestic financial institutions. While we monitor daily cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors. Notwithstanding, we have not incurred any losses and have had full access to our operating accounts to date. We believe any failures of our domestic financial institutions could significantly impact our ability to fund our operations in the short-term.

Foreign Currency Exchange Rate Risk — We are exposed to risk from fluctuations in currencies, which might change over time as our business practices evolve, that could impact our operating results, liquidity and financial condition. We operate and invest globally. Adverse movements in currency exchange rates might negatively affect our business due to a number of situations. Currently, our international licensing agreements are typically made in U.S. dollars and are generally not subject to foreign currency exchange rate risk. We do not engage in foreign exchange hedging transactions at this time.

Investment Risk — We are exposed to market risk as it relates to changes in the market value of our short-term and long-term investments in addition to the liquidity and credit worthiness of the underlying issuers of our investments. We place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. This policy also limits our amount of credit exposure to any one issue, issuer and type of instrument. Given that the guidelines of our investment policy prohibit us from investing in anything but highly rated instruments, our investments are not subject to significant fluctuations in fair value due to the volatility of the credit markets and prevailing interest rates for such securities. Our marketable securities, consisting of government obligations, corporate bonds, and commercial paper, are classified as available-for-sale with fair values of $198.9 million as of December 31, 2009.

Credit Market Risk — Since September 2007, there has been a prolonged disruption in global financial markets that has led to a major crisis in debt and equity capital markets and a global economic recession. This period of economic weakness has impacted the value of most types of investment- and non-investment-grade bonds and debt obligations and mortgage and asset-backed securities. At December 31, 2009, we held a significant portion of our corporate cash in diversified portfolios of fixed and floating-rate, investment-grade marketable securities, mortgage and asset-backed securities, U.S. government and other securities that have been affected by these credit market concerns, but we have not had significant losses to date.

Long-Term Debt

The table below sets forth information about our long-term debt obligation, by expected maturity dates.

	Expected Maturity Date December 31,					
	2010	2011	2012	2013	2014 and Beyond	Total Fair Value
	(In millions)					
Debt obligation	$ 0.6	$ 0.3	$ 0.2	$ —	$ —	$ 1.1
Interest rate	6.71%	8.28%	8.28%	0.00%	0.00%	7.41%

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

All other schedules are omitted because they are either not required or applicable or equivalent information has been included in the financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InterDigital, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of InterDigital, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 26, 2010

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(In thousands, except per-share data)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$210,863	$100,144
Short-term investments	198,943	41,516
Accounts receivable, less allowances of $1,500 and $3,000	212,905	33,892
Deferred tax assets	68,500	49,002
Prepaid and other current assets	11,111	16,467
Total current assets	702,322	241,021
PROPERTY AND EQUIPMENT, NET	10,399	20,974
PATENTS, NET	119,170	102,808
INTANGIBLE ASSETS, NET	—	22,731
DEFERRED TAX ASSETS	31,652	7,724
OTHER NON-CURRENT ASSETS, NET	42,242	10,510
	203,463	164,747
TOTAL ASSETS	$905,785	$405,768
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 584	$ 1,608
Accounts payable	6,284	9,127
Accrued compensation and related expenses	10,592	33,038
Deferred revenue	193,409	78,646
Taxes payable	33,825	—
Other accrued expenses	7,866	4,118
Total current liabilities	252,560	126,537
LONG-TERM DEBT	468	1,321
LONG-TERM DEFERRED REVENUE	474,844	181,056
OTHER LONG-TERM LIABILITIES	8,376	9,194
TOTAL LIABILITIES	736,248	318,108
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred Stock, $0.10 par value, 14,399 shares authorized 0 shares issued and outstanding	—	—
Common Stock, $0.01 par value, 100,000 shares authorized, 66,831 and 65,883 shares issued and 43,261 and 43,324 shares outstanding	668	659
Additional paid-in capital	491,068	471,468
Retained Earnings	246,771	159,515
Accumulated other comprehensive income	277	245
	738,784	631,887
Treasury stock, 23,570 and 22,559 shares of common held at cost	569,247	544,227
Total shareholders' equity	169,537	87,660
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$905,785	$405,768

The accompanying notes are an integral part of these statements

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For The Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per-share data)		
REVENUES	$297,404	$228,469	$234,232
OPERATING EXPENSES:			
Selling, general and administrative	24,777	33,452	30,052
Patent administration and licensing	56,127	63,492	71,475
Development	64,007	98,932	85,239
Repositioning	38,604	—	—
Arbitration and litigation contingencies	—	(3,940)	24,412
	183,515	191,936	211,178
Income from operations	113,889	36,533	23,054
OTHER (LOSS) INCOME:			
Interest and investment (loss) income, net	(1,186)	3,429	8,949
Income before income taxes	112,703	39,962	32,003
INCOME TAX PROVISION	(25,447)	(13,755)	(11,999)
NET INCOME	$ 87,256	$ 26,207	$ 20,004
NET INCOME PER COMMON SHARE — BASIC	$ 1.98	$ 0.58	$ 0.41
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING — BASIC	43,295	44,928	47,766
NET INCOME PER COMMON SHARE — DILUTED	$ 1.95	$ 0.57	$ 0.40
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING — DILUTED	44,080	45,794	49,078

The accompanying notes are an integral part of these statements

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Treasury Stock		Total Shareholders' Equity	Total Comprehensive Income
	Shares	Amount				Shares	Amount		
	(In thousands, except per-share data)								
BALANCE, DECEMBER 31, 2006	64,393	$644	$445,930	$115,383	$(46)	13,046	$(286,435)	$ 275,476	
Net income	—	—	—	20,004	—	—	—	20,004	$20,004
Net change in unrealized gain on short-term investments	—	—	—	—	252	—	—	252	252
Total Comprehensive Income									$20,256
Cumulative effect of adoption of FIN 48				(2,079)				(2,079)	
Exercise of Common Stock options	737	7	6,456	—	—	—	—	6,463	
Sale of Common Stock under Employee Stock Purchase Plan	—	—	8	—	—	—	—	8	
Issuance of Common Stock under Profit Sharing Plan	14	—	469	—	—	—	—	469	
Issuance of Restricted Common Stock, net	148	2	395	—	—	—	—	397	
Withheld for taxes on issuance of Restricted Common Stock	—	—	(1,865)	—	—	—	—	(1,865)	
Tax benefit from exercise of stock options	—	—	5,123	—	—	—	—	5,123	
Amortization of unearned compensation	—	—	9,083	—	—	—	—	9,083	
Repurchase of Common Stock	—	—	—	—	—	5,749	(176,264)	(176,264)	
BALANCE, DECEMBER 31, 2007	65,292	653	465,599	133,308	206	18,795	(462,699)	137,067	
Net income	—	—	—	26,207	—	—	—	26,207	$26,207
Net change in unrealized gain on short-term investments	—	—	—	—	39	—	—	39	39
Total Comprehensive Income									$26,246
Exercise of Common Stock options	296	3	2,180	—	—	—	—	2,183	
Issuance of Common Stock under Profit Sharing Plan	15	—	341	—	—	—	—	341	
Issuance of Restricted Common Stock, net	280	3	527	—	—	—	—	530	
Withheld for taxes on issuance of Restricted Common Stock	—	—	(3,155)	—	—	—	—	(3,155)	
Tax benefit from exercise of stock options	—	—	1,502	—	—	—	—	1,502	
Amortization of unearned compensation	—	—	4,474	—	—	—	—	4,474	
Repurchase of Common Stock	—	—	—	—	—	3,764	(81,528)	(81,528)	
BALANCE, DECEMBER 31, 2008	65,883	659	471,468	159,515	245	22,559	(544,227)	87,660	
Net income	—	—	—	87,256	—	—	—	87,256	$87,256
Net change in unrealized gain on short-term investments	—	—	—	—	32	—	—	32	32
Total Comprehensive Income									$87,288
Exercise of Common Stock options	730	7	7,628	—	—	—	—	7,635	
Issuance of Common Stock under Profit Sharing Plan	26	—	545	—	—	—	—	545	
Issuance of Restricted Common Stock, net	192	2	(2)	—	—	—	—	—	
Withheld for taxes on issuance of Restricted Common Stock	—	—	(1,725)	—	—	—	—	(1,725)	
Tax benefit from exercise of stock options	—	—	3,881	—	—	—	—	3,881	
Amortization of unearned compensation	—	—	9,273	—	—	—	—	9,273	
Repurchase of Common Stock	—	—	—	—	—	1,011	(25,020)	(25,020)	
BALANCE, DECEMBER 31, 2009	**66,831**	**$668**	**$491,068**	**$246,771**	**$277**	**23,570**	**$(569,247)**	**$ 169,537**	

The accompanying notes are an integral part of these statements

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 87,256	$ 26,207	$ 20,004
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	22,874	28,851	21,990
Deferred revenue recognized	(225,159)	(127,949)	(119,596)
Increase in deferred revenue	611,991	84,207	191,436
Deferred income taxes	(43,426)	1,842	(8,630)
Share-based compensation	9,789	5,101	9,820
Recognition of foreign tax credits	(16,400)	—	—
Impairment of long-term investment	3,926	745	—
Non-cash repositioning charges	30,568	—	—
Other	(155)	32	179
(Increase) decrease in assets:			
Receivables	(179,013)	96,988	972
Deferred charges	4,371	3,077	3,299
Other current assets	2,965	3,198	(5,354)
(Decrease) increase in liabilities:			
Accounts payable	(1,506)	(30,121)	26,127
Accrued compensation	(24,140)	14,998	3,018
Accrued taxes payable	33,005	(15,510)	8,632
Other accrued expenses	3,748	(5,855)	830
Net cash provided by operating activities	320,694	85,811	152,727
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of short-term investments	(314,128)	(126,390)	(133,787)
Sales of short-term investments	156,608	170,417	146,581
Purchases of property and equipment	(4,024)	(5,651)	(13,826)
Capitalized patent costs	(31,285)	(28,217)	(23,852)
Capitalized technology license costs	(1,115)	(6,957)	(24,440)
Long-term investments	(650)	(651)	(5,000)
Net cash (used) provided by investing activities	(194,594)	2,551	(54,324)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from exercise of stock options and warrants and employee stock purchase plan	7,635	2,182	6,472
Payments on long-term debt, including capital lease obligations	(1,877)	(1,589)	(1,247)
Repurchase of common stock	(25,020)	(82,331)	(183,118)
Tax benefit from share-based compensation	3,881	1,502	5,123
Net cash used by financing activities	(15,381)	(80,236)	(172,770)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	110,719	8,126	(74,367)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	100,144	92,018	166,385
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 210,863	$ 100,144	$ 92,018
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 198	$ 2,449	$ 357
Income taxes paid, including foreign withholding taxes	$ 44,853	$ 23,125	$ 16,099
Non-cash investing and financing activities			
Issuance of restricted common stock	$ —	$ 530	$ 397
Issuance of common stock for profit sharing	$ 545	$ 341	$ 469
Accrued purchase of treasury stock	$ —	$ —	$ 803
Leased asset additions and related obligation	$ —	$ 801	$ 3,392

The accompanying notes are an integral part of these statements

1. BACKGROUND

InterDigital, Inc. (individually and/or collectively with its subsidiaries referred to as "InterDigital," the "Company," "we," "us," or "our") designs and develops advanced digital wireless technology solutions. We are developing technologies that may be utilized to extend the life of the current generation of products, may be applicable to multiple generational standards such as 3G, LTE, and LTE-A cellular standards, as well as IEEE 802 wireless standards, and may have applicability across multiple air interfaces. In conjunction with our technology development, we have assembled an extensive body of technical know-how, related intangible products, and a broad patent portfolio. We offer our products and solutions for license or sale to producers of wireless equipment and components and semiconductor companies.

Legal Entity Reorganization

On July 2, 2007, for the purpose of reorganizing into a holding Company structure, InterDigital Communications Corporation executed a Plan of Reorganization and an Agreement and Plan of Merger ("Merger") with InterDigital, Inc., a newly formed Pennsylvania corporation and another newly formed Pennsylvania corporation owned 100% by InterDigital, Inc. As a result of the Merger, InterDigital Communications Corporation became a wholly-owned subsidiary of InterDigital, Inc. These transactions are herein referred to collectively as the "Reorganization." As a result of the Reorganization, neither the business conducted by InterDigital, Inc. and InterDigital Communications Corporation in the aggregate, nor the consolidated assets and liabilities of InterDigital, Inc. and InterDigital Communications Corporation, in the aggregate, has changed.

By virtue of the Merger, each share of InterDigital Communications Corporation's outstanding common stock has been converted, on a share-for-share basis, into a share of common stock of InterDigital, Inc. As a result, each shareholder of InterDigital Communications Corporation has become the owner of an identical number of shares of common stock of InterDigital, Inc.

Further, each outstanding stock option and restricted stock unit ("RSU") with respect to the acquisition of shares of InterDigital Communications Corporation's common stock now represents a stock option or RSU, as the case may be, with respect to the acquisition of an identical number of shares of InterDigital, Inc.'s common stock, upon the same terms and conditions as the original stock option or RSU.

Immediately following the Merger, the provisions of the articles of incorporation and bylaws of InterDigital, Inc. were the same as those of InterDigital Communications Corporation prior to the Merger. Immediately following the Merger, the authorized capital stock of InterDigital, Inc., the designations, rights, powers and preferences of such capital stock and the qualifications, limitations and restrictions thereof were also the same as the capital stock of InterDigital Communications Corporation immediately prior to the Merger. Immediately following the Merger, the directors and executive officers of InterDigital, Inc., were the same individuals who were directors and executive officers, respectively, of InterDigital Communications Corporation immediately prior to the Merger.

Repositioning

On March 30, 2009, we announced a repositioning plan that includes the expansion of our technology development and licensing business, the cessation of further product development of the SlimChip modem technology, and efforts to monetize the SlimChip technology investment through IP licensing and technology sales. In connection with the repositioning, the Company incurred a charge of $38.6 million during 2009. Of this amount, approximately $30.6 million represents long-lived asset impairments for assets used in the product and product development, including $21.2 million of acquired intangible assets and $9.4 million of property, equipment and other assets.

In addition, the repositioning resulted in a reduction in force of approximately 100 employees across the Company's three locations, the majority of which were terminated effective April 3, 2009. Approximately $8.0 million of the repositioning charge represents cash obligations associated with severance and contract termination costs. Substantially all of the severance and related costs are scheduled to be paid within twelve months of the balance sheet date.

We do not expect to incur any additional repositioning costs in conjunction with the wind-down activities related to our SlimChip product development.

The following table provides information related to our 2009 repositioning charge and the related accrued liability for repositioning costs through December 31, 2009, which is included on our Balance Sheet within *Other accrued expenses* (in thousands):

	Asset Impairments	Severance and Related Costs	Contract Termination Costs	Total
Expected repositioning charge	**$30,568**	**$ 3,893**	**$ 4,143**	**$38,604**
Repositioning Charge Recognized				
Repositioning charge recognized during 2009	$30,568	$ 3,893	$ 4,236	$38,697
Adjustments recognized during 2009	—	—	(93)	(93)
Repositioning charge recognized through December 31, 2009	**30,568**	**3,893**	**4,143**	**38,604**
Accrued Liability for Repositioning Costs:				
January 1, 2009	$ —	$ —	$ —	$ —
Amounts Accrued	—	3,893	4,143	8,036
Payments	—	(3,692)	(3,651)	(7,343)
Adjustments	—	—	(93)	(93)
December 31, 2009	**$ —**	**$ 201**	**$ 399**	**$ 600**

Reclassifications

Due to our repositioning announced on March 30, 2009, we reclassified our income statement presentation in order to align our operating expense classifications with our ongoing activities. We eliminated the *General and administrative* and *Sales and marketing* classifications within *Operating Expenses* and created the *Selling, general and administrative* classification. All costs previously reported under *General and administrative* have been reclassified to *Selling, general and administrative,* while *Sales and marketing* costs have been reclassified between *Selling, general and administrative* and *Patent administration and licensing.* Additionally, we have reclassified portions of our *Development* costs to *Patent administration and licensing.* The table below displays the "as previously reported" and "as reclassified" operating expenses for the years ended December 31, 2008 and 2007. Refer to the most recent form 10-Q quarterly filing for the quarterly operating expense reclassification table.

	Full Year 2008	Full Year 2007
As previously reported:		
Sales and marketing	$ 9,161	$ 7,828
General and administrative	26,576	24,210
Patent administration and licensing	58,885	67,587
Development	101,254	87,141
Arbitration and litigation contingencies	(3,940)	24,412
Repositioning	—	—
Total operating expense	$191,936	$211,178
As reclassified:		
Selling, general and administrative	$ 33,452	$ 30,052
Patent administration and licensing	63,492	71,475
Development	98,932	85,239
Arbitration and litigation contingencies	(3,940)	24,412
Repositioning	—	—
Total operating expense	$191,936	$211,178

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of our accounts and all entities which we have a controlling interest, which are required to be consolidated in accordance with the Generally Accepted Accounting Principles in the United States ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. We believe the accounting policies that are of particular importance to the portrayal of our financial condition and results, and that may involve a higher degree of complexity and judgment in their application compared to others, are those relating to patents, contingencies, revenue recognition, compensation, and income taxes. If different assumptions were made or different conditions had existed, our financial results could have been materially different.

Cash and Cash Equivalents and Short-Term Investments

We consider all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents. Management determines the appropriate classification of our investments at the time of acquisition and re-evaluates such determination at each balance sheet date. At December 31, 2009 and 2008, all of our short-term investments were classified as available-for-sale and carried at fair value. We determine the cost of securities by specific identification and report unrealized gains and losses on our available-for-sale securities as a separate component of equity. Net unrealized gains on short-term investments were $0.3 million at December 31, 2009. Realized gains and losses for 2009, 2008, and 2007 were as follows (in thousands):

Year	Gains	Losses	Net
2009	$181	$(104)	$ 77
2008	$132	$(222)	$ (90)
2007	$112	$(366)	$(254)

Cash and cash equivalents at December 31, 2009 and 2008 consisted of the following (in thousands):

	December 31,	
	2009	2008
Money market and demand accounts	$132,968	$ 66,512
Commercial paper	77,895	20,224
U.S. government agency instruments	—	11,997
Repurchase agreements	—	1,411
	$210,863	$100,144

Short-term investments as of December 31, 2009 and 2008 consisted of the following (in thousands):

	December 31,	
	2009	2008
Commercial Paper	$ 60,993	$ 4,450
U.S. government agency instruments	118,055	25,898
Corporate bonds	19,895	11,168
	$198,943	$41,516

At December 31, 2009 and 2008, $155.7 million, and $17.0 million, respectively, of our short-term investments had contractual maturities within one year. The remaining portions of our short-term investments had contractual maturities within two to five years.

Fair Value of Financial Assets

Effective January 1, 2008, we adopted the provisions of the FASB's fair value measurement guidance that relate to our financial assets and financial liabilities. We adopted the guidance related to non-financial assets and liabilities as of January 1, 2009. We use various valuation techniques and assumptions when measuring fair value of our assets and liabilities. We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. This guidance established a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including the Company's own assumptions. The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. We use quoted market prices for similar assets to estimate the fair value of our Level 2 investments. Our financial assets that are accounted for at fair value on a recurring basis are presented in the table below (in thousands):

	Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market and demand accounts(a)	$132,968	$ —	$—	$132,968
Commercial paper(b)	11,065	127,823	—	138,888
U.S. government agencies	27,095	90,960	—	118,055
Corporate bonds	7,026	12,869	—	19,895
	$178,154	$231,652	$—	$409,806

(a) Included within cash and cash equivalents.

(b) Includes $77.9 million of commercial paper that is included within cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided using the straight-line method. The estimated useful lives for computer equipment, computer software, engineering and test equipment, and furniture and fixtures are generally three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or their respective lease terms, which are generally five to ten years. Buildings are being depreciated over twenty-five years. Expenditures for major improvements and betterments are capitalized while minor repairs and maintenance are charged to expense as incurred. Leases meeting certain capital lease criteria are capitalized and the net present value of the related lease payments is recorded as a liability. Amortization of capital leased assets is recorded using the straight-line method over the shorter of the estimated useful lives or the lease terms.

Upon the retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

Internal-Use Software Costs

We capitalize costs associated with software developed for internal-use that are incurred during the software development stage. Such costs are limited to expenses incurred after management authorizes and commits to a computer software project, believes that it is more likely than not that the project will be completed, the software will be used to perform the intended function with an estimated service life of 2 years or more, and the completion of conceptual formulation, design, and testing of possible software project alternatives (the preliminary design stage). Costs incurred after final acceptance testing has been successfully completed are expensed. Capitalized computer software costs are amortized over their estimated useful life of three years.

All computer software costs capitalized to date relate to the purchase, development, and implementation of engineering, accounting, and other enterprise software.

Other-than-Temporary Impairments

We review our investment portfolio during each reporting period to determine whether there are identified events or circumstances that would indicate there is a decline in the fair value that is considered to be other-than-temporary. For non-public investments, if there are no identified events or circumstances that would have a significant adverse effect on the fair value of the investment, then the fair value is not estimated. If an investment is deemed to have experienced an other-than-temporary decline below its cost basis, we reduce the carrying amount of the investment to its quoted or estimated fair value, as applicable, and establish a new cost basis for the investment. For our cost method investments we charge the impairment to *Interest and investment (loss) income, net.*

Investments in Other Entities

We may make strategic investments in companies that have developed or are developing technologies that are complementary to our business. We account for our investments using either the cost or equity method of accounting. Under the cost method, we do not adjust our investment balance when the investee reports profit or loss but monitor the investment for an other-than-temporary decline in value. On a quarterly basis we monitor our investment's financial position and performance to assess whether there are any triggering events or indicators present that would be indicative of an other-than-temporary impairment of our investment. When assessing whether an other-than-temporary decline in value has occurred, we consider such factors as the valuation placed on the investee in subsequent rounds of financing, the performance of the investee relative to its own performance targets and business plan, and the investee's revenue and cost trends, liquidity and cash position, including its cash burn rate, and updated forecasts. Under the equity method of accounting we initially record our investment in the stock of an investee at cost, and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee after the date of acquisition. The amount of the adjustment is included in the determination of net income, and such amount reflects adjustments similar to those made in preparing consolidated statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between our cost and underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect our share of changes in the investee's capital. Dividends received from an investee reduce the carrying amount of the investment. When there are a series of operating losses by the investee or when other factors indicate that a decrease in value of the investment has occurred which is other than temporary, we recognize an impairment equal to the difference between the fair value and the carrying amount of our investment. The carrying costs of our investments are included within *Other Non-Current Assets* on our Consolidated Balance Sheet.

During 2007, we made a $5.0 million investment for a non-controlling interest in Kineto Wireless ("Kineto"). In first quarter 2008, we wrote-down this investment $0.7 million based on a lower valuation of Kineto. Early in second quarter 2008, we participated in a new round of financing that included several other investors, investing an additional $0.7 million in Kineto. This second investment both maintained our ownership position and preserved certain liquidation preferences. During 2009 we reassessed our investment in Kineto, and concluded that given their current financial position it was necessary to record an impairment of $3.9 million, which wrote down our carrying amount of our investment in Kineto to approximately $1.0 million at December 31, 2009. Due to the fact that we do not have significant influence over Kineto, we are accounting for this investment using the cost method of accounting.

In September 2009, we entered into a worldwide patent licensing agreement with Pantech Co., Ltd. ("Pantech") (formally known separately as Pantech Co., Ltd. and Pantech & Curitel Communications, Inc.). In exchange for granting Pantech the license, we received cash consideration and a minority equity interest in both Pantech Co., Ltd. and Pantech & Curitel Communications, Inc. Simultaneous with the execution of the patent license agreement, we executed a stock agreement to acquire a minority stake in Pantech using the Korean Won provided by Pantech with no participation at the board level or in management. Given that there are no observable inputs relevant to our investment in Pantech, we assessed pertinent risk factors, and reviewed a third-party valuation that used the discounted cash flow method, and incorporated illiquidity discounts in order to assign a fair market value to our investment. After consideration of the aforementioned factors, we valued our non-controlling equity interest in Pantech at $21.7 million. We are accounting for this investment using the cost method of accounting. As of December 31, 2009 there were no events which occurred or indicators present that would indicate that our investment described above was impaired.

On December 17, 2009 we announced a multi-faceted collaboration agreement with Attila Technologies LLC. We will collaborate on the development and marketing of bandwidth aggregation technologies and related multi-network innovations. In addition, we paid approximately $0.7 million to acquire a 7% minority stake. No other amounts were paid or are payable to Attila for the period ended December 31, 2009. Certain terms of the agreement afford us the ability to exercise significant influence over Attila; therefore we are accounting for this investment using the equity method of accounting.

Patents

We capitalize external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and patent license rights. We expense costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. We amortize capitalized patent costs for internally generated patents on a straight-line basis over ten years, which represents the estimated useful lives of the patents. The ten year estimated useful life for internally generated patents is based on our assessment of such factors as: the integrated nature of the portfolios being licensed, the overall makeup of the portfolio over time, and the length of license agreements for such patents. The estimated useful lives of acquired patents and patent rights, however, have been and will continue to be based on separate analyses related to each acquisition and may differ from the estimated useful lives of internally generated patents. The average estimated useful life of acquired patents thus far has been 15 years. We assess the potential impairment to all capitalized net patent costs when events or changes in circumstances indicate that the carrying amount of our patent portfolio may not be recoverable.

Patents consisted of the following (in thousands, except for useful life data):

	December 31,	
	2009	2008
Weighted Average Estimated Useful Life (years)	10.8	10.9
Gross Patents	$190,370	$159,656
Accumulated amortization	(71,200)	(56,848)
Patents, net	**$119,170**	**$102,808**

Amortization expense related to capitalized patent costs was $14.4 million, $11.9 million, and $9.3 million in 2009, 2008, and 2007, respectively. These amounts are recorded within *Patent administration and licensing* on the Consolidated Statement of Income.

The estimated aggregate amortization expense for the next 5 years related to our patents balance as of December 31, 2009 is as follows (in thousands):

2010	$15,906
2011	15,646
2012	15,313
2013	14,699
2014	13,720

Intangible Assets

We capitalize the cost of technology solutions and platforms we acquire or license from third parties when they have a future benefit and the development of these solutions and platforms is substantially complete at the time they are acquired or licensed.

During 2009, in connection with our cessation of further product development of the SlimChip modem technology, we fully impaired our acquired intangible assets. In connection with this full impairment of our acquired intangible assets, the related cost and accumulated amortization were removed from our Balance Sheet. For further discussion of our 2009 Repositioning refer to the *"Repositioning"* section of Note 1, *"Background"*, within the Notes to the Consolidated Financial Statements. At December 31, 2008, our intangible assets were offset by accumulated amortization of $11.6 million, and had a weighted average useful life of approximately 5 years. Our amortization expense related to these intangible assets was $2.3 million, $7.1 million, and $3.7 million in 2009, 2008, and 2007, respectively.

Contingencies

We recognize contingent assets and liabilities in accordance with the guidance for contingencies. We do not include expected legal fees to defend ourselves in our accruals for contingent liabilities, as we expense legal fees in the periods in which the legal services are provided.

In second quarter 2007, we recorded a $16.6 million charge to increase a $3.4 million contingent liability to $20.0 million. Subsequently, we had accrued post judgment interest expense totaling $0.7 million and $1.1 million during 2007 and 2008, respectively, and reported such interest expense within the *Interest and investment (loss) income, net*, line within our Consolidated Statements of Income. This contingency related to an arbitration with the Federal Insurance Company ("Federal") over an insurance reimbursement agreement. In second quarter 2008, InterDigital deposited $23.0 million with the Clerk of the Court, an amount sufficient to secure Federal's judgment and anticipated interest until decision by the Court of Appeals. The Federal dispute was settled and brought to an end on April 22, 2009, pursuant to a confidential agreement between the parties. In connection with the settlement, approximately $21.1 million of the bond was paid to Federal, and the balance of approximately $2.0 million, including interest, was reimbursed to InterDigital. In first quarter 2009, InterDigital recognized $0.6 million of interest income to adjust accrued interest expense in connection with the settlement.

In fourth quarter 2007, we accrued $7.8 million for the potential reimbursement of legal fees associated with our UKII matter with Nokia. During 2008, we recognized a credit of $3.9 million associated with the reduction of this accrual in connection with the resolution of the Nokia UK matters.

Revenue Recognition

We derive the majority of our revenue from patent licensing. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are often complex and include multiple elements. These agreements can include, without limitation, elements related to the settlement of past patent infringement liabilities, up-front and non-refundable license fees for the use of patents and/or know-how, patent and/or know-how licensing royalties on covered products sold by licensees, cross licensing terms between us and other parties, the compensation structure and ownership of intellectual property rights associated with contractual technology development arrangements, advanced payments and fees for service arrangements, and settlement of outstanding patent litigation. Due to the inherent difficulty in establishing reliable, verifiable and objectively determinable evidence of the fair value of the separate elements of these agreements, the total revenue resulting from such agreements may sometimes be recognized over the performance period. In other circumstances, such as those agreements involving consideration for past and expected future patent royalty obligations, after consideration of the particular facts and circumstances, the appropriate recording of revenue between periods may require the use of judgment. In all cases, revenue is only recognized after all of the following criteria are met: (1) written agreements have been executed; (2) delivery of technology or intellectual property rights has occurred or services have been rendered; (3) fees are fixed or determinable; and (4) collectability of fees is reasonably assured.

We establish a receivable for payments expected to be received within twelve months from the balance sheet date based on the terms in the license. Our reporting of such payments often results in an increase to both accounts receivable and deferred revenue. Deferred revenue associated with fixed fee royalty payments is classified on the balance sheet as short-term when it is scheduled to be amortized within twelve months from the balance sheet date. All other deferred revenue is classified as long-term, as amounts to be recognized over the next twelve months are not known.

Patent License Agreements

Upon signing a patent license agreement, we provide the licensee permission to use our patented inventions in specific applications. We account for patent license agreements in accordance with the guidance for revenue arrangements with multiple deliverables and revenue recognition. We have elected to utilize the leased-based model for revenue recognition, with revenue being recognized over the expected period of benefit to the licensee. Under our patent license agreements, we typically receive one or a combination of the following forms of payment as consideration for permitting our licensees to use our patented inventions in their applications and products:

Consideration for Prior Sales: Consideration related to a licensee's product sales from prior periods may result from a negotiated agreement with a licensee that utilized our patented inventions prior to signing a patent license agreement with us or from the resolution of a disagreement or arbitration with a licensee over the specific terms of an existing license agreement. We may also receive consideration for prior sales in connection with the settlement of patent litigation where there was no prior patent license agreement. In each of these cases, we record the consideration as revenue when we have obtained a signed agreement, identified a fixed or determinable price and determined that collectability is reasonably assured.

Fixed Fee Royalty Payments: These are up-front, non-refundable royalty payments that fulfill the licensee's obligations to us under a patent license agreement, for a specified time period or for the term of the agreement for specified products, under certain patents or patent claims, for sales in certain countries, or a combination thereof — in each case for a specified time period (including for the life of the patents licensed under the agreement). We recognize revenues related to Fixed Fee Royalty Payments on a straight-line basis over the effective term of the license. We utilize the straight-line method because we cannot reliably predict in which periods, within the term of a license, the licensee will benefit from the use of our patented inventions.

Prepayments: Up-front, non-refundable royalty payments towards a licensee's future obligations to us related to its expected sales of covered products in future periods. Our licensees' obligations to pay royalties typically extend beyond the exhaustion of their Prepayment balance. Once a licensee exhausts its Prepayment balance, we may provide them with the opportunity to make another Prepayment toward future sales or it will be required to make Current Royalty Payments.

Current Royalty Payments: Royalty payments covering a licensee's obligations to us related to its sales of covered products in the current contractual reporting period.

Licensees that either owe us Current Royalty Payments or have Prepayment balances are obligated to provide us with quarterly or semi-annual royalty reports that summarize their sales of covered products and their related royalty obligations to us. We typically receive these royalty reports subsequent to the period in which our licensees' underlying sales occurred. We recognize revenue in the period in which the royalty report is received and other revenue recognition criteria are met due to the fact that without royalty reports from our licensees, our visibility into our licensees' sales is very limited.

The exhaustion of Prepayments and Current Royalty Payments are often calculated based on related per-unit sales of covered products. From time-to-time, licensees will not report revenues in the proper period, most often due to legal disputes. When this occurs, the timing and comparability of royalty revenue could be affected.

In cases where we receive objective, verifiable evidence that a licensee has discontinued sales of products covered under a patent license agreement with us, we recognize any related deferred revenue balance in the period that we receive such evidence.

During 2007, we recognized revenue of $5.2 million related to unpaid patent licensee royalties. We based our recognition of this revenue on royalty reports received, despite the fact that the licensee had expressed its belief that it did not have a current payment obligation. We believed that we were entitled to these royalty payments and the eventual collection of these amounts was reasonably assured; we subsequently collected these amounts in 2008.

Technology Solutions Revenue

Technology solutions revenue consists primarily of revenue from software licenses and engineering services. Software license revenues are recognized in accordance with the guidance on software revenue recognition. When the arrangement with a customer includes significant production, modification, or customization of the software, we recognize the related revenue using the percentage-of-completion method in accordance with the accounting guidance for construction-type and certain production-type contracts. Under this method, revenue and profit are recognized throughout the term of the contract, based on actual labor costs incurred to date as a percentage of the total estimated labor costs related to the contract. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When such estimates indicate that costs will exceed future revenues and a loss on the contract exists, a provision for the entire loss is recognized at that time.

We recognize revenues associated with engineering service arrangements that are outside the scope of the accounting guidance for construction-type and certain production-type contracts on a straight-line basis, unless evidence suggests that the revenue is earned in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. In such cases we often recognize revenue using proportional performance and measure the progress of our performance based on the relationship between incurred labor hours and total estimated labor hours or other measures of progress, if available. Our most significant cost has been labor and we believe both labor hours and labor cost provide a measure of the progress of our services. The effect of changes to total estimated contract costs is recognized in the period such changes are determined.

When technology solutions agreements include royalty payments, we recognize revenue from the royalty payments using the same methods described above under our policy for recognizing revenue from patent license agreements.

Deferred Charges

From time to time, we use sales agents to assist us in our licensing activities. In such cases, we may pay a commission. The commission rate varies from agreement to agreement. Commissions are normally paid shortly after our receipt of cash payments associated with the patent license agreements. We defer recognition of commission expense related to both prepayments and fixed fee royalty payments and amortize these expenses in proportion to our recognition of the related revenue. In 2009, 2008, and 2007 we paid cash commissions of approximately less than $0.1 million, $0.1 million, and $1.7 million.

Incremental direct costs incurred related to acquisition or origination of a customer contract in a transaction that results in the deferral of revenue may be either expensed as incurred or capitalized. The only eligible costs for deferral are those costs directly related to a particular revenue arrangement. We capitalize those direct costs incurred for the acquisition of a contract through the date of signing, and amortize them on a straight-line basis over the life of the patent license agreement. We paid approximately $0.6 million of direct contract origination costs in 2009 in relation to our patent licensing agreement with Pantech. There were no direct contract origination costs incurred during 2008 or 2007.

Deferred charges are recorded in our Balance Sheet within the following captions (in millions):

	December 31,	
	2009	2008
Prepaid and other current assets		
Deferred commission expense	$3.3	$3.4
Deferred contract origination costs	0.1	—
Other non-current assets		
Deferred commission expense	1.7	4.9
Deferred contract origination costs	0.5	—

Commission expense was approximately $3.4 million, $4.7 million, and $4.7 million in 2009, 2008, and 2007 respectively. Commission expense is included within the *Patent administration and licensing expense*. Deferred contract origination expense recognized in 2009 was less than $0.1 million and is included in *Patent administration and licensing expense*. There was no direct contract origination expense recognized during 2008 or 2007.

Research and Development

Research and development expenditures are expensed in the period incurred, except certain software development costs which are capitalized between the point in time that technological feasibility of the software is established and the product is available for general release to customers. We did not have any such capitalized software costs in any period presented. Research, development and other related costs were approximately $64.0 million, $98.9 million, and $85.2 million in 2009, 2008, and 2007 respectively.

Compensation Programs

We account for the compensation cost related to share-based transactions based on the fair values of the instruments issued and the estimated forfeitures of stock-based compensation awards. At December 31, 2009 and 2008, we have estimated the forfeiture rates for outstanding Restricted Stock Units ("RSUs") to be between 0% and 23% over their lives of one to three years, depending upon the group receiving the grant and the specific terms of the award issued.

In 2006, we adopted the short-cut method to establish the historical additional paid-in-capital pool ("APIC Pool") related to the tax effects of employee share-based compensation. Any positive balance would be available to absorb tax shortfalls (which occur when the tax deductions resulting from share-based compensation are less than the related book expense) recognized subsequent to the adoption of the stock-based compensation guidance. We did not incur any net tax shortfalls in either 2009 or 2008.

In all periods, our policy has been to set the value of RSU and restricted stock awards equal to the value of our underlying common stock on the date of measurement. We amortize expense for all such awards using an accelerated method.

Concentration of Credit Risk and Fair Value of Financial Instruments

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash equivalents, short-term investments, and accounts receivable. We place our cash equivalents and short-term investments only in highly rated financial instruments and in United States Government instruments.

Our net accounts receivable are derived principally from patent license agreements and technology solutions. At December 31, 2009, one customer represented 94% of our net accounts receivable balance. At December 31, 2008, four customers represented 59%, 17%, 10%, and 10%, respectively, of our net accounts receivable balance. We perform ongoing credit evaluations of our customers who generally include large, multi-national, wireless telecommunications equipment manufacturers. We believe that the book value of our financial instruments approximate their fair values.

Impairment of Long-Lived Assets

We evaluate long-lived and intangible assets for impairment when factors indicate that the carrying value of an asset may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we review whether we will be able to realize our long-lived assets by analyzing the projected undiscounted cash flows in measuring whether the asset is recoverable. We recorded an impairment of $30.6 million in 2009 related to the write-off of assets used in the product and product development, including $21.2 million of acquired intangible assets and $9.4 million of property, equipment and other assets. We did not have any long-lived asset impairments in 2008 or 2007. Refer to the "*Repositioning*" section of Note 1 for further information related to the 2009 impairment incurred as a result of the cessation of further product development of the SlimChip modem technology.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if management has determined that it is more likely than not that such assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

The financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable tax authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

During fourth quarter 2009, we completed a study to assess the Company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we are currently planning to amend our United States federal income tax returns for the periods 1999 — 2005 to reclaim the foreign tax payments we made during those periods from deductions to foreign tax credits. We have established a basis to support amending the returns and estimate that the maximum incremental benefit will be approximately $19.1 million. We recorded a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. The process to amend these returns is complicated involving tax treaty proceedings including both U.S. and foreign tax jurisdictions. It is possible that at the conclusion of this process the $16.4 million benefit we recognized may not be realized in full or in part or that we may realize the maximum benefit of $19.1 million.

Between 2006 and 2009, we paid approximately $101.1 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

Net Income Per Common Share

Basic earnings per share ("EPS") is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other securities with features that could result in the issuance of common stock were exercised or converted to common stock. The following tables reconcile the numerator and the denominator of the basic and diluted net income per share computation (in thousands, except for per share data):

	For the Year Ended December 31,					
	2009		2008		2007	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator:						
Net income	$87,256	$87,256	$26,207	$26,207	$20,004	$20,004
Less: income applicable to participating securities	(1,338)	(1,315)	(226)	(222)	(307)	(299)
Net income applicable to common shareholders	$85,918	$85,941	$25,981	$25,985	$19,697	$19,705
Denominator:						
Weighted-average shares outstanding: Basic	43,295	43,295	44,928	44,928	47,766	47,766
Dilutive effect of stock options		785		866		1,312
Weighted-average shares outstanding: Diluted		44,080		45,794		49,078
Earnings Per Share:						
Net income: Basic	$ 1.98	$ 1.98	$ 0.58	$ 0.58	$ 0.41	$ 0.41
Dilutive effect of stock options		(0.03)		(0.01)		(0.01)
Net income: Diluted		$ 1.95		$ 0.57		$ 0.40

For the years ended December 31, 2009, 2008, and 2007, stock options to purchase approximately 0.6 million, 0.8 million and 0.5 million shares, respectively, of common stock were excluded from the computation of diluted EPS because the exercise prices of the options were greater than the weighted-average market price of our common stock during the respective periods and, therefore, their effect would have been anti-dilutive.

New Accounting Guidance

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities

In June 2008, the FASB issued guidance related to the determination as to whether instruments granted in share-based payment transactions are participating securities. This guidance addresses whether such instruments are participating securities prior to vesting, which therefore would need to be included in the earnings allocation in computing earnings per share under the two-class method. Under this guidance, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the earnings allocation in computing earnings per share pursuant to the two class method. We adopted this guidance on January 1, 2009 and, in accordance with this guidance, have retrospectively adjusted prior-period earnings per share data. The table below displays the "as previously reported" and "as adjusted" basic and diluted earnings per share for the years ended December 31, 2008 and 2007. Refer to the most recent form 10-Q quarterly filing for the quarterly basic and diluted earnings per share.

	For the Year Ended December 31,	
	2008	2007
As previously reported:		
Net income per share — basic	$0.58	$0.42
Net income per share — diluted	$0.57	$0.40
As adjusted:		
Net income per share — basic	$0.58	$0.41
Net income per share — diluted	$0.57	$0.40

Accounting Standards Updates: Revenue Arrangements with Multiple Deliverables

In September 2009, the FASB finalized revenue recognition guidance for *Revenue Arrangements with Multiple Deliverables.* By providing another alternative for determining the selling price of deliverables, the Accounting Standard Update related to revenue arrangements with multiple deliverables will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will often result in earlier revenue recognition. In addition, the residual method of allocating arrangement consideration is no longer permitted under this new guidance. This guidance is effective for fiscal years beginning on or after June 15, 2010. However, adoption was permitted as early as interim period ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We have not yet adopted this guidance. Based upon our preliminary assessment of the impact of this guidance, we believe that revenue recognition may be accelerated in the future. We will continue to evaluate this guidance so that we can determine the impact on the Company's financial condition and results of operations upon adoption.

3. GEOGRAPHIC/CUSTOMER CONCENTRATION

We have one reportable segment. As of December 31, 2009, substantially all of our revenue was derived from a limited number of customers based outside of the United States, primarily in Asia. These revenues were paid in U.S. dollars and not subject to any substantial foreign exchange transaction risk. The table below lists the countries of the headquarters of our customers and the total revenue derived from each country for the periods indicated (in thousands):

	For the Year Ended December 31,		
	2009	2008	2007
Korea	$160,471	$ 59,164	$ 58,409
Japan	73,251	113,810	117,369
Canada	27,366	19,018	14,614
Taiwan	15,359	14,406	11,266
United States	10,499	10,947	6,720
Germany	10,393	6,106	1,255
Other Europe	65	1,628	24,599
Other Asia	—	3,390	—
Total	$297,404	$228,469	$234,232

During 2009, 2008, and 2007, the following customers accounted for 10% or more of total revenues:

	2009	2008	2007
Samsung Electronics Company, Ltd.	33%	< 10%	< 10%
LG Electronics	19%	25%	25%
Sharp Corporation	10%	16%	19%
NEC Corporation	< 10%	12%	14%

At December 31, 2009 and 2008, we held $9.6 million, or 92%, and $18.4 million or 88%, respectively, of our property and equipment in the United States net of accumulated depreciation. We also held $0.8 million and $2.6 million, respectively, of property and equipment, net of accumulated depreciation, in Canada.

4. SIGNIFICANT AGREEMENTS:

Samsung Settlement

On January 14, 2009, we entered into a patent license agreement (the "2009 Samsung PLA") with Samsung Electronics Co., Ltd. of Korea ("Samsung") covering Samsung's affiliates, including Samsung Electronics America, Inc. The agreement supersedes the terms of the binding term sheet signed in November 2008 by such parties and provides for the termination of the 1996 patent license agreement between us. Under the terms of the agreement, Samsung has agreed to pay us $400.0 million in four equal installments over an 18-month period to resolve the outstanding arbitration disputes involving Samsung's sale of 2G products, as well as the patent disputes over Samsung's sales of 3G products. Following our January 30, 2009 receipt of Samsung's first payment, the parties moved to end all litigation and arbitration proceedings ongoing between them as more fully discussed in the Note 8 *"Litigation and Legal Proceedings."*

Under the terms of the agreement, we have granted Samsung a royalty-bearing license covering Samsung's sale of 3G products (including products built under both the WCDMA and cdma2000 standards and certain of their related extensions) through 2012, and a license covering Samsung's sale of 2G single-mode TDMA-based products that will become paid-up in 2010.

We recognize the revenue associated with the agreement on a straight-line basis from January 14, 2009 through the expiration of the agreement on December 31, 2012. The total amount of revenue recognized will include approximately $7.0 million of deferred revenue from our 1996 patent license agreement. During 2009, we received the first two of four $100.0 million installments from Samsung. The remaining two $100.0 million installments are due to us within the next twelve months and have been recorded in our accounts receivable as of December 31, 2009. We received the third $100.0 million installment in January 2010.

Pantech Agreement

On September 21, 2009, we entered into a worldwide patent licensing agreement with Pantech Co., Ltd. ("Pantech") (formally known separately as Pantech Co., Ltd. and Pantech & Curitel Communications, Inc.). In consideration for the license, Pantech agreed to pay royalties in the amount of $90.0 million plus the amount of Korean Won required to buy a predetermined amount of equity in the company. Due to currency exchange rate fluctuations, the amount of Korean Won that we ultimately received for the equity purchase translated to approximately $31.7 million on September 25, 2009, the date of payment, for a total of $121.7 million received or to be received from Pantech pursuant to the licensing agreement. In addition, Pantech will pay us additional royalties if designated sales thresholds are exceeded.

Simultaneous with the execution of the patent license agreement, we executed a stock purchase agreement to acquire a minority stake in Pantech using the Korean Won provided by Pantech. In accordance with established fair value accounting guidance, we valued this equity investment at $21.7 million based on a third-party valuation of Pantech that used the discounted cash flow method and incorporated an illiquidity discount. As a result, this equity investment increased deferred revenue by $21.7 million.

Due to the investment valuation, the minimum amount of revenue we expect to recognize over the life of this patent license agreement is $111.7 million. We will recognize this revenue on a straight-line basis from the inception of the agreement through December 31, 2016. See Note 2 *"Summary of Significant Accounting Policies"* for additional information regarding our accounting for our equity investment in Pantech.

5. PROPERTY AND EQUIPMENT

	December 31, 2009	December 31, 2008
	(In thousands)	
Land	$ 695	$ 695
Building and improvements	7,402	7,264
Engineering and test equipment	7,651	29,409
Computer equipment	8,477	20,508
Computer software	14,789	26,013
Furniture and fixtures	1,175	4,543
Leasehold improvements	4,224	4,221
	44,413	92,653
Less: accumulated depreciation	(34,014)	(71,679)
	$ 10,399	$ 20,974

Depreciation expense was $6.1 million, $9.9 million, and $8.9 million in 2009, 2008, and 2007, respectively. Depreciation expense included depreciation of computer software costs of $2.3 million, $3.2 million, and $2.5 million in 2009, 2008, and 2007, respectively. Accumulated depreciation related to computer software costs was $11.6 million and $20.8 million at December 31, 2009 and 2008, respectively.

6. OBLIGATIONS

	December 31, 2009	December 31, 2008
	(In thousands)	
Credit facility	$ —	$ —
Mortgage debt	733	977
Capital leases	319	1,952
Total debt obligations	$1,052	$ 2,929
Less: Current portion	(584)	(1,608)
Long-term debt obligations	$ 468	$ 1,321

In December 2005, we entered into a two-year $60.0 million unsecured revolving credit facility ("Credit Agreement"). We did not borrow against the Credit Agreement during the initial two-year term. In December 2007, we entered into an Amendment to Credit Agreement resulting in the continuation of our two year $60.0 million unsecured revolving credit facility through December 2009. In light of our financial position and in connection with the reduction of recurring operating expenses expected to result from our repositioning plan, we terminated our $60.0 million unsecured revolving credit agreement on April 2, 2009.

During 1996, we purchased our King of Prussia, Pennsylvania, facility for $3.7 million, including cash of $0.9 million and a 16-year mortgage of $2.8 million with interest payable at a rate of 8.28% per annum. The carrying amount of the land and office building in King of Prussia was $1.5 million as of December 31, 2009.

One capital software lease obligation is payable annually. All other capital lease obligations are payable in monthly installments. As of December 31, 2009, all capital leases had a weighted average interest rate of 5.41%. The net book value of software and equipment under capitalized lease obligations was $0.6 million at December 31, 2009 and $1.9 million at December 31, 2008.

Maturities of principal of the long-term debt obligations as of December 31, 2009 are as follows (in thousands):

2010	$ 584
2011	288
2012	180
Thereafter	—
	$1,052

7. COMMITMENTS

Leases

We have entered into various operating lease agreements. Total rent expense, primarily for office space, was $2.7 million, $3.1 million, and $4.0 million in 2009, 2008, and 2007, respectively. Minimum future rental payments for operating leases as of December 31, 2009 are as follows (in thousands):

2010	$2,393
2011	2,122
2012	1,569
2013	242
2014	252
Thereafter	—

8. LEGAL PROCEEDINGS

Nokia United States International Trade Commission ("USITC" or the "Commission") Proceeding and Related Delaware District Court and Southern District of New York Proceedings

In August 2007, InterDigital filed a USITC Complaint against Nokia Corporation and Nokia, Inc. (collectively, "Nokia") alleging that Nokia engaged in an unfair trade practice by selling for importation into the United States, importing into the United States, and selling after importation into the United States, certain 3G mobile handsets and components that infringe two of InterDigital's patents. In November and December 2007, a third patent and fourth patent, respectively, were added to our Complaint against Nokia. The Complaint seeks an exclusion order barring from entry into the United States infringing 3G mobile handsets and components that are imported by or on behalf of Nokia. Our Complaint also seeks a cease-and-desist order to bar further sales of infringing Nokia products that have already been imported into the United States.

In addition, on the same date as our filing of the USITC action referenced above, we also filed a Complaint in the Delaware District Court alleging that Nokia's 3G mobile handsets and components infringe the same two InterDigital patents identified in the original USITC Complaint. This Delaware action was stayed on January 10, 2008, pursuant to the mandatory, statutory stay of parallel district court proceedings at the request of a respondent in a USITC investigation. Thus, this Delaware action is stayed with respect to the patents in this case until the USITC's determination on these patents becomes final, including any appeals. The Delaware District Court permitted InterDigital to add to the stayed Delaware action the third and fourth patents InterDigital asserted against Nokia in the USITC action.

Nokia, joined by Samsung Electronics Co., Ltd. ("Samsung"), moved to consolidate the Nokia USITC proceeding with an investigation we had earlier initiated against Samsung in the USITC. On October 24, 2007, the Honorable Paul J. Luckern, the Administrative Law Judge overseeing the two USITC proceedings against Samsung and Nokia, respectively, issued an Order to consolidate the two pending investigations. Pursuant to the Order, the schedules for both investigations were revised to consolidate proceedings and set a unified evidentiary hearing on April 21-28, 2008, the filing of a single initial determination by Judge Luckern by July 11, 2008, and a target date for the consolidated investigations of November 12, 2008, by which date the USITC would issue its final determination (the "Target Date").

On December 4, 2007, Nokia moved for an order terminating or, alternatively, staying the USITC investigation as to Nokia, on the ground that Nokia and InterDigital must first arbitrate a dispute as to whether Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation. On January 8, 2008, Judge Luckern issued an order denying Nokia's motion and holding that Nokia has waived its arbitration defense by instituting and participating in the investigation and other legal proceedings. On February 13, 2008, Nokia filed an action in the U.S. District Court for the Southern District of New York (the "Southern District Action"), seeking to preliminarily enjoin InterDigital from proceeding with the USITC investigation with respect to Nokia, in spite of Judge Luckern's ruling denying Nokia's motion to terminate the USITC investigation. Nokia raised in this preliminary injunction action the same arguments it raised in its motion to terminate the USITC investigation, namely that InterDigital allegedly must first arbitrate its alleged license dispute with Nokia and that Nokia has not waived arbitration of this defense. In the Southern District Action, Nokia also sought to compel InterDigital to arbitrate its alleged license dispute with Nokia and, in the alternative, sought a determination by the District Court that Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation. On March 7, 2008, InterDigital filed a motion to dismiss Nokia's claim in the alternative that Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation.

On February 8, 2008, Nokia filed a motion for summary determination in the USITC that InterDigital cannot show that a domestic industry exists in the United States as required to obtain relief. Samsung joined this motion. InterDigital opposed this motion. On February 14, 2008, InterDigital filed a motion for summary determination that InterDigital satisfies the domestic industry requirement based on its licensing activities. On February 26, 2008, InterDigital filed a motion for summary determination that it has separately satisfied the so-called "economic prong" for establishing that a domestic industry exists based on InterDigital's chipset product that practices the asserted patents. Samsung and Nokia opposed these motions. On March 17, 2008, Samsung and Nokia filed a motion to strike any evidence concerning InterDigital's product and to preclude InterDigital from introducing any such evidence in relation to domestic industry at the evidentiary hearing. On March 26, 2008, the Administrative Law Judge granted InterDigital's motion for summary determination that it has satisfied the so-called "economic prong" for establishing that a domestic industry exists based on InterDigital's chipset product that practices the asserted patents and denied Samsung's motion to strike and preclude introduction of evidence concerning InterDigital's domestic industry product.

On March 17, 2008, Nokia and Samsung jointly moved for summary determination that U.S. Patent No. 6,693,579, which was asserted against both Samsung and Nokia, is invalid. InterDigital opposed this motion. On April 14, 2008, the Administrative Law Judge denied Nokia's and Samsung's joint motion for summary determination that the '579 patent is invalid.

On March 20, 2008, the U.S District Court for the Southern District of New York, ruling from the bench, decided that Nokia is likely to prevail on the issue of whether Nokia's alleged entitlement to a license is arbitrable. The Court did not consider or rule on whether Nokia is entitled to such a license. As a result, the Court entered a preliminary injunction requiring InterDigital to participate in arbitration of the license issue and requiring InterDigital to cease participation in the USITC proceeding by April 11, 2008, but only with respect to Nokia. The Court further ordered Nokia to post a $500,000 bond by March 28, 2008, which Nokia did. InterDigital promptly filed a request for a stay of the preliminary injunction and for an expedited appeal with the U.S. Court of Appeals for the Federal Circuit, which transferred the appeal to the U.S. Court of Appeals for the Second Circuit. The preliminary injunction became effective on April 11, 2008, and, in accordance with the Court's order, InterDigital filed a motion with the Administrative Law Judge to stay the USITC proceeding against Nokia pending InterDigital's appeal of the District Court's decision or, if that appeal were unsuccessful, pending the Nokia TDD Arbitration (described below). On April 14, 2008, the Administrative Law Judge ordered that the date for the commencement of the evidentiary hearing, originally scheduled for April 21, 2008, be suspended until further notice from the Administrative Law Judge. The Administrative Law Judge did not at that point change the scheduled date of July 11, 2008 for his initial determination in the investigation or the scheduled Target Date of November 12, 2008 for a decision by the USITC. InterDigital's motion for a stay of the preliminary injunction and for an expedited appeal was considered by a panel of the Second Circuit on April 15, 2008. On April 16, 2008, the Second Circuit denied the motion for stay but set an expedited briefing schedule for resolving InterDigital's appeal on the merits of whether the District Court's order granting the preliminary injunction should be reversed.

On April 17, 2008, InterDigital filed a motion with the USITC to separate the consolidated investigations against Nokia and Samsung in order for the investigation to continue against Samsung pending the expedited appeal or, if the appeal is unsuccessful, pending the Nokia TDD Arbitration. Samsung and Nokia opposed InterDigital's motion. On May 16, 2008, the Administrative Law Judge deconsolidated the investigations against Samsung and Nokia and set an evidentiary hearing date in the investigation against Samsung (337-TA-601) to begin on July 8, 2008.

On May 20, 2008, the Administrative Law Judge denied without prejudice all pending motions in the consolidated investigation (337-TA-613).

On June 17, 2008, a panel of the U.S. Court of Appeals for the Second Circuit heard oral argument on InterDigital's appeal from the Order of the U.S. District Court for the Southern District of New York preliminarily enjoining InterDigital from proceeding against Nokia in the consolidated investigation. On July 31, 2008, the Second Circuit reversed the preliminary injunction, finding that Nokia's litigation conduct resulted in a waiver of any right to arbitrate its license dispute. InterDigital promptly notified the Administrative Law Judge in the Nokia investigation (337-TA-613) of the Second Circuit's decision. On August 14, 2008, Nokia filed a petition for rehearing and petition for rehearing en banc of the Second Circuit's decision, and on September 15, 2008, the Second Circuit denied Nokia's petitions. The mandate from the Second Circuit issued to the Southern District of New York on September 22, 2008. Notwithstanding the Second Circuit's decision, on October 17, 2008 Nokia filed a request for a status conference with the District Court to establish a procedural schedule for Nokia to pursue a permanent injunction requiring InterDigital to arbitrate Nokia's alleged license defense, and arguing that the Second Circuit's decision does not bar such an action. On October 23, 2008, InterDigital filed a response with the District Court asserting that the Second Circuit's waiver finding was dispositive, and seeking the dismissal of Nokia's complaint in its entirety. On March 5, 2009, the Court in the Southern District Action granted InterDigital's request and dismissed all of Nokia's claims in the Southern District Action, but delayed issuing a final judgment pending a request by InterDigital seeking to collect against the $500,000 preliminary injunction bond posted by Nokia. On April 3, 2009, InterDigital filed a motion to collect against the preliminary injunction bond, contending that InterDigital was damaged by at least $500,000 as a result of the wrongfully obtained preliminary injunction. Briefing on InterDigital's motion has been completed, but the Court has not yet ruled on this motion.

On September 24, 2008, InterDigital filed a motion to lift the stay of the Nokia investigation (337-TA-613) based on the issuance of the Second Circuit's mandate reversing the preliminary injunction granted to Nokia. The Administrative Law Judge granted InterDigital's motion on September 25, 2008 and lifted the stay. On October 7, 2008, the Administrative Law Judge issued an Order in the Nokia investigation setting the evidentiary hearing for May 26-29, 2009. On October 10, 2008, the Administrative Law Judge issued an Order resetting the Target Date for the USITC's Final Determination in the Nokia investigation to December 14, 2009, and requiring a final Initial Determination by the Administrative Law Judge to be entered no later than August 14, 2009.

On January 21, 2009, Nokia filed a motion to schedule a claim construction hearing in the USITC proceeding in early February 2009, and on January 29, 2009, InterDigital filed an opposition to the motion for a claim construction hearing. On February 9, 2009, the Administrative Law Judge denied Nokia's motion for a claim construction hearing.

On February 13, 2009, InterDigital filed a renewed motion for summary determination that InterDigital has satisfied the domestic industry requirement based on its licensing activities, and on February 27, 2009, Nokia filed an opposition to the motion. On March 10, 2009, the Administrative Law Judge granted InterDigital's motion, finding that InterDigital has established, through its licensing activities, that a domestic industry exists in the United States as required to obtain relief before the USITC. On April 9, 2009, the Commission issued a notice that it would not review the Administrative Law Judge's Order granting summary determination of a licensing-based domestic industry, thereby adopting the Administrative Law Judge's decision.

The evidentiary hearing for the USITC investigation with respect to Nokia was held from May 26, 2009 through June 2, 2009.

On August 14, 2009, the Administrative Law Judge issued an Initial Determination finding no violation of Section 337 of the Tariff Act of 1930. The Initial Determination found that InterDigital's patents were valid and enforceable, but that Nokia did not infringe these patents. In the event that a Section 337 violation were to be found by the Commission, the Administrative Law Judge recommended the issuance of a limited exclusion order barring entry into the United States of infringing Nokia 3G WCDMA handsets and components as well as the issuance of appropriate cease and desist orders.

On August 31, 2009, InterDigital filed a petition for review of certain issues raised in the August 14, 2009 Initial Determination. On that same date, Nokia also filed a contingent petition for review of certain issues in the Initial Determination. Responses to both petitions were filed on September 8, 2009.

On October 16, 2009, the Commission issued a notice that it had determined to review in part the Initial Determination, and that it affirmed the Administrative Law Judge's determination of no violation and terminated the investigation. The Commission determined to review the claim construction of the patent claim terms "synchronize" and "access signal" and also determined to review the Administrative Law Judge's validity determinations. On review, the Commission modified the ALJ's claim construction of "access signal" and took no position with regard to the claim term "synchronize" or the validity determinations. The Commission determined not to review the remaining issues decided in the Initial Determination.

On November 30, 2009, InterDigital filed with the United States Court of Appeals for the Federal Circuit a petition for review of certain rulings by the Commission. In the appeal, InterDigital can raise any of the issues raised in its August 31, 2009 petition, except for the construction of the term "synchronize," on which the Commission took no position. The issue of validity, on which the Commission also took no position, likewise cannot be raised in this appeal. On December 17, 2009, Nokia filed a motion to intervene in the appeal, which was granted by the Court on January 4, 2010. InterDigital's opening brief is due to be filed by March 12, 2010. Under the Federal Circuit's rules, briefs by Nokia and the Commission must be filed within 40 days after service of InterDigital's opening brief, absent any extension. InterDigital may then file a reply brief within 14 days after the last to be served of Nokia's and the Commission's briefs, absent any extension. The Court has not yet entered a schedule for oral argument.

InterDigital has no obligation as a result of the above matter and we have not recorded a related liability in our financial statements.

Nokia TDD Arbitration

On April 1, 2008, Nokia Corporation filed a Request for Arbitration with the International Chamber of Commerce against InterDigital, Inc. and its wholly owned subsidiaries InterDigital Communications, LLC, and InterDigital Technology Corporation, seeking a declaration that Nokia is licensed under the patents asserted by InterDigital against Nokia in the USITC investigation pursuant to the parties' TDD Development Agreement.

On May 9, 2008, InterDigital filed an Answer to Nokia's Request for Arbitration, requesting, *inter alia*: (i) that the arbitration be dismissed because the dispute is not arbitrable and, even if arbitrable, Nokia waived its right to arbitration; and, in the alternative, (ii) a declaration that Nokia is not licensed to the patents at issue in the USITC investigation pursuant to the parties' TDD Development Agreement.

On July 17, 2008, the arbitral tribunal was constituted.

On July 31, 2008, as discussed above, the United States Court of Appeals for the Second Circuit reversed the district court's grant of an order requiring InterDigital to submit the TDD issue to arbitration, finding that Nokia waived any right to arbitrate the issue. InterDigital believed that Nokia should not be permitted to continue to pursue this arbitration in light of the Second Circuit's finding of waiver and requested that the arbitration be dismissed. Nokia asserted that the Second Circuit's decision was not a final decision on the issue of waiver, and has contended that Nokia may submit the waiver issue to the arbitral tribunal or, as indicated above, to the District Court on remand. However, as discussed above (see "Nokia USITC Proceeding and Related Delaware District Court and Southern District of New York Proceedings" above), on March 5, 2009, the Court in the Southern District Action issued an order dismissing Nokia's complaint in its entirety, agreeing with InterDigital that the Second Circuit's decision on waiver was final. In light of the above, on June 4, 2009, Nokia informed the Tribunal that Nokia was withdrawing its Request for Arbitration. On June 25, 2009, the International Chamber of Commerce informed the parties that it was closing the file for this arbitration.

InterDigital has no obligation as a result of the above matter and we have not recorded a related liability in our financial statements.

Nokia Delaware Proceeding

In January 2005, Nokia filed a Complaint in the United States District Court for the District of Delaware ("Delaware District Court") against InterDigital Communications Corporation (now IDC) and ITC (for purposes of the Nokia Delaware Proceeding described herein, IDC and ITC are collectively referred to as "InterDigital," "we," or "our"), alleging that we have used false or misleading descriptions or representations regarding our patents' scope, validity, and applicability to products built to comply with 3G wireless phone Standards ("Nokia Delaware Proceeding"). We subsequently filed counterclaims based on Nokia's licensing activities as well as Nokia's false or misleading descriptions or representations regarding Nokia's 3G patents and Nokia's undisclosed funding and direction of an allegedly independent study of the essentiality of 3G patents.

On December 10, 2007, pursuant to a joint request by the parties, the Delaware District Court entered an Order staying the proceedings pending the full and final resolution of the Company's USITC investigation against Nokia. Specifically, the full and final resolution of the USITC investigation includes any initial or final determinations of the Administrative Law Judge overseeing the proceeding, the USITC, and any appeals there from. Pursuant to the Order, the parties and their affiliates are generally prohibited from initiating against the other parties, in any forum, any claims or counterclaims that are the same as the claims and counterclaims pending in the Nokia Delaware Proceeding, and should any of the same or similar claims or counterclaims be initiated by a party, the other parties may seek dissolution of the stay.

Except for the Nokia Delaware Proceeding and the Nokia Arbitration Concerning Presentations (described below), the Order does not affect any of the other legal proceedings between the parties, including the Nokia USITC Proceeding and Related Delaware District Court Proceeding.

Nokia Arbitration Concerning Presentations

In November 2006, InterDigital Communications Corporation (now IDC) and ITC filed a Request for Arbitration with the International Chamber of Commerce against Nokia ("Nokia Arbitration Concerning Presentations"), claiming that certain presentations Nokia has attempted to use in support of its claims in the Nokia Delaware Proceeding are confidential and, as a result, may not be used in the Nokia Delaware Proceeding pursuant to the parties' agreement.

The December 10, 2007 Order entered by the Delaware District Court to stay the Nokia Delaware Proceeding (described above) also stayed the Nokia Arbitration Concerning Presentations pending the full and final resolution of the USITC investigation against Nokia as described above.

Other

We are party to certain other disputes and legal actions in the ordinary course of business. We do not believe that these matters, even if adversely adjudicated or settled, would have a material adverse effect on our financial condition, results of operations or cash flows.

9. INSURANCE REIMBURSEMENTS

We did not receive any insurance reimbursements during 2009. However, during 2008 and 2007, we received payments from insurance providers of $7.2 million and $1.7 million, respectively, to reimburse us for portions of our defense costs in certain litigation with Nokia. These amounts reduced our *Patent administration and licensing* expenses in 2008 and 2007.

10. RELATED PARTY TRANSACTIONS

A member of our board of directors is Chairman of the Advisory Board to a firm that provides us with consulting services. We paid this firm approximately $0.1 million, less than $0.1 million, and $0.3 million in 2009,

2008, and 2007 respectively. Our board member did not receive any direct compensation or commissions related to these engagements.

On December 17, 2009 we announced a multi-faceted collaboration agreement with Attila Technologies LLC, a company in which we have a direct investment. We will collaborate on the development and marketing of bandwidth aggregation technologies and related multi-network innovations. In addition, we paid approximately $0.7 million to acquire a 7% minority stake in Attila. No other amounts were paid or are payable to Attila for the period ended December 31, 2009.

11. COMPENSATION PLANS AND PROGRAMS

Equity Compensation Plans

On June 4, 2009, the Company's shareholders adopted and approved the 2009 Stock Incentive Plan (the "2009 Plan"), under which current or prospective officers and employees and non-employee directors, consultants and advisors can receive share-based awards such as RSUs, restricted stock, stock options and other stock awards. As of this date, no further grants were permitted under any previously existing stock plans (the "Pre-existing Plans"). We issue the share-based awards authorized under the 2009 Plan through a variety of compensation programs.

The following table summarizes changes in the number of equity instruments available for grant under the Company's stock plan(s) for the current year:

	Available for Grant
Balance at December 31, 2008	1,816
RSUs granted **(a)**	(1,028)
Options and RSUs canceled	205
Balance at June 3, 2009	993
June 4, 2009 Authorization **(b)**	2,114
RSUs granted **(a)**	(76)
Options and RSUs canceled	374
Balance at December 31, 2009	3,405

(a) Includes performance-based RSUs.

(b) On June 4, 2009, the Company's shareholders adopted and approved the 2009 Plan. As of this date, no further grants were permitted under the Pre-Existing Plans, and all remaining equity instruments available for grant under the Pre-existing Plans became available for grant under the 2009 Plan.

Stock Options

We have outstanding non-qualified stock options that were granted under the Pre-existing Plans to non-employee directors, officers and employees of the Company and other specified groups, depending on the plan. No further grants are allowed under the Pre-existing Plans. In 2009, our shareholders approved the 2009 Plan, which allows for the granting of incentive and non-qualified stock options, as well as other securities. The 2009 Plan authorizes the issuance of up to approximately 3.0 million shares of common stock. The administrator of the 2009 Plan, initially the Compensation Committee of the Board of Directors, determines the number of options to be granted. Under the terms of the 2009 Plan, the exercise price per share of each option, other than in the event of options granted in connection with a merger or other acquisition, cannot be less than 100% of the fair market value of a share of common stock on the date of grant. Under all of the plans, options are generally exercisable for a period of 10 years from the date of grant and may vest on the grant date, another specified date or over a period of time.

Information with respect to current year stock options activity under the above plans is summarized as follows (in thousands, except per share amounts):

	Outstanding Options		Weighted Average Exercise Price
	Number	Price Range	
Balance at December 31, 2008	3,427	$ 0.01—39.00	$17.16
Canceled	(82)	27.26—39.00	37.89
Exercised	(730)	4.81—25.81	10.46
Balance at December 31, 2009	2,615	$ 0.01—39.00	$18.39

The following table summarizes information regarding the stock options outstanding at December 31, 2009 (in thousands, except for per share amounts):

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life (years)*	Weighted Average Exercise Price
$0.01 — $9.00	285	11.66	$ 7.20
$9.03 — $9.60	298	1.99	9.59
$9.77 — $11.63	303	14.64	11.04
$11.69 — $13.19	385	1.43	12.45
$13.53 — $17.00	277	1.94	15.38
$17.08 — $20.19	264	2.44	18.51
$20.38 — $25.25	284	2.17	24.12
$25.34 — $31.81	97	2.8	27.24
$34.13 — $34.13	13	0.18	34.13
$39.00 — $39.00	409	0.04	39
$0.01 — $39.00	2,615	4.2	$18.39

* We currently have approximately 213,000 options outstanding that have an indefinite contractual life. These options were granted between 1983 and 1986 under a Pre-existing Plan. For purposes of this table, these options were assigned an original life in excess of 50 years. The majority of these options have an exercise price between $8.25 and $11.63.

The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008, and 2007 was $11.2 million, $4.9 million, and $14.2 million, respectively. The total intrinsic value of our options outstanding at December 31, 2009 was $26.7 million. In 2009, we recorded cash received from the exercise of options of $7.6 million and tax benefits from option exercises and RSU vestings of $3.9 million. Upon option exercise, we issued new shares of stock.

At December 31, 2009 and 2008, we had, respectively, approximately 2.1 million and 2.9 million options outstanding that had exercise prices less than the fair market value of our stock at each balance sheet date. These options would have generated cash proceeds to the Company of $30.4 million and $38.9 million, respectively, if they had been fully exercised on those dates.

RSUs and Restricted Stock

Under the 2009 Plan, we may issue up to approximately 3.0 million RSUs and/or shares of restricted stock to current or prospective officers and employees and non-employee directors, consultants and advisors. The RSUs vest over periods generally ranging from 0 to 3 years from the date of the grant. As of December 31, 2009 and 2008, we had issued approximately 3.8 million and 2.7 million RSUs, respectively, under the 2009 Plan and/or certain Pre-existing Plans. No further grants are allowed under the Pre-existing Plans. The related compensation expense is amortized over vesting periods that are generally from 0 to 3 years. As of December 31, 2009 and 2008, we had issued approximately 0.5 million and 0.5 million shares of restricted stock, respectively. At December 31, 2009 and 2008, we had unrecognized compensation cost related to share-based awards of $6.4 million and $2.8 million, respectively. We expect to amortize the unrecognized compensation cost at December 31, 2009 over a weighted average period of less than one year using an accelerated method.

We grant RSUs as an element of compensation to all of our employees. RSU awards to our management personnel are primarily granted under our Long-Term Compensation Program ("LTCP"). The RSU awards vest over three years according to the following schedules:

	Year 1	Year 2	Year 3
Time-Based Awards			
- Employees below manager level (represents 100% of the total award)	33%	33%	34%
- Managers and technical equivalents (represents 75% of the total award)	25%	25%	25%
- Senior officers (represents 50% of the total award)	0%	0%	50%
Performance-Based Awards			
- Managers and technical equivalents (remaining 25% of the total award)	0%	0%	25%
- Senior officers (remaining 50% of the total award)	0%	0%	50%

Vesting of performance-based RSU awards is subject to attainment of specific goals previously established by the Compensation Committee of the Board of Directors. Depending upon performance against these goals, the payout range could be anywhere from 0 to 3 times the values shown under Year 3 of the performance-based awards section above.

Information with respect to current RSU activity is summarized as follows (in thousands, except per share amounts):

	Number of Unvested RSUs	Weighted Average Grant Date Fair Value
Balance at December 31, 2008	695	$30.09
Granted**	1,104	26.91
Forfeited	(495)	30.8
Vested	(244)	23.17
Balance at December 31, 2009	1,060	$28.04

** The number of RSUs presented as granted in 2009 includes approximately 0.5 million performance-based RSUs that may be satisfied with between 0 and 0.5 million shares of common stock on January 1, 2012, depending upon the company's performance against previously established operating measures between the grant and end date for RSU Cycle 4.

The total vest date fair value of our RSUs that vested in 2009, 2008, and 2007 was $6.3 million, $9.1 million, and $6.4 million, respectively.

Other RSU Grants

We also grant RSUs to all non-employee board members and, in special circumstances, management personnel outside of the LTCP. Grants of this type are supplemental to any awards granted to management personnel through the LTCP.

Compensation Programs

We use a variety of compensation programs to both attract and retain employees and more closely align employee compensation with Company performance. These programs include both cash components and share-based components. We issue new shares of our common stock to satisfy our obligations under the share-based components of these programs from the 2009 Plan discussed above. However, our board of directors has the right to authorize the issuance of treasury shares to satisfy such obligations in the future. We recognized $(0.1) million, $17.2 million, and $3.9 million of compensation expense in 2009, 2008, and 2007, respectively, related to the performance-based cash incentive component of our LTCP, discussed in greater detail below. During 2009, we adjusted our accrual rate from 100% to 50%, for the incentive period from January 1, 2008 through December 31, 2010, which resulted in a $2.3 million reduction of our accrual established in the prior year. This reduction was based on our revised expectations for the payout that will become due under this performance-based cash compensation program. The 2008 amount includes a fourth quarter 2008 charge of $9.4 million to increase our accrual for Cycle 2a from the previously estimated payout of 100% to the actual payout of 175%. The increase in the incentive payout was driven by the Company's success in a number of key goals, including signing LG and Samsung, two of the top five cellular handset OEMs, to 3G licensing agreements. These licenses helped increase our share of the 3G market under license from approximately 20% to approximately 50%, and drove substantial positive operating cash flow over the period. We also recognized share-based compensation expense of $9.8 million, $5.1 million, and $9.8 million in 2009, 2008, and 2007, respectively. The majority of the share-based compensation expense, for all years, relate to RSU awards granted to managers under our LTCP.

LTCP

The LTCP applies to all management personnel and includes a time-based RSU component, a performance-based RSU component and a performance-based cash incentive component. The LTCP was originally designed to alternate between RSU and cash cycles, each of which cover a three-year period and can overlap with another cycle by as many as two years. However, the first cycle under the program covered the period from April 1, 2004 through January 1, 2006 (Cycle 1). The second cycle originally covered the period from January 1, 2005 through January 1, 2008 (Cycle 2). In second quarter 2005, the Compensation Committee of our Board of Directors amended the LTCP to revise the performance-based cash award portion of Cycle 2 to cover a 3 1 / 2 year period from July 1, 2005 through January 1, 2009 (Cycle 2a), and authorized a prorated interim payment of approximately $0.9 million related to first half 2005. The third RSU cycle (RSU Cycle 3) began on January 1, 2007 and ran through January 1, 2010. The third performance-based cash award cycle (Cash Cycle 3) began on January 1, 2008 and runs through January 1, 2011. The fourth RSU cycle (RSU Cycle 4) began on January 1, 2009 and runs through January 1, 2012.

During 2006, the LTCP was amended such that, beginning with the January 1, 2007 grant, executives now receive 50% of their RSU grant as performance-based RSUs and 50% as time-based. Under the amendment, the Company's managers now receive 25% of their RSU grant as performance-based RSUs and 75% as time-based. In 2009, the Compensation Committee of the Board of Directors further amended the LTCP so that the Committee may pay up to 100% of any award under a cash cycle of the LTCP to any member of senior management in shares of restricted stock, at the Committee's discretion and on an individual basis, as a means to increase the senior management member's equity ownership in the Company.

Other RSU Grants

We also grant RSUs to all non-management employees, all non-employee board members and, in special circumstances, management personnel outside of the LTCP. Grants of this type are supplemental to any awards granted to management personnel through the LTCP.

401(k) and Profit Sharing

We have a 401(k) plan ("Savings Plan") wherein employees can elect to defer compensation within federal limits. The Company matches a portion of employee contributions. At its discretion, the Company may also make a profit-sharing contribution to our employees' 401(k) accounts. In 2009, 2008, and 2007, we issued 25,563, 14,673, and 13,963 shares of common stock to satisfy our accrued obligations from the prior years of $0.6 million, $0.4 million, and $0.5 million related to our profit-sharing contributions to eligible employees under our Savings Plan.

Annual Bonus

We have a performance-based annual bonus plan that is applicable to all employees. For awards earned in the years 1999 through 2007, members of senior management were paid 30% of their bonus in shares of restricted stock. Receiving a portion of their annual bonus in the form of equity served to align more closely senior management's interests with those of our shareholders. These shares had full voting power, the right to receive dividends and were not forfeitable, but were restricted as to their transferability for a two-year period. We issued zero, 27,166, and 11,765 shares of restricted stock in 2009, 2008, and 2007, respectively, to satisfy our accrued obligations from the prior years of $0.0 million, $0.5 million, and $0.4 million, respectively, under the limited restricted stock program of the annual bonus plan.

During 2008, as part of its annual review of executive compensation, the Compensation Committee of the Board of Directors determined that the LTCP, which was introduced in 2004, provides an effective method for all management-level employees to increase their equity ownership in the Company. As a result, the Compensation Committee elected to amend the annual bonus plan as it relates to members of senior management, so that, with respect to the annual bonus awards earned in 2008, payouts would be 100% in cash. In 2009, the Compensation Committee further amended the annual bonus plan so that the Committee may pay up to 100% of the annual bonus of any member of senior management in shares of restricted stock, at the Committee's discretion and on an individual basis, as a means to increase the senior management member's equity ownership in the Company.

12. SHAREHOLDER RIGHTS PLAN

In December 1996, our Board of Directors (Board) declared a distribution under our Shareholder Rights Plan (Rights Plan) of one Right (as defined in the Rights Plan) for each outstanding common share of the Company to shareholders of record as of the close of business on January 3, 1997. In addition, all new common shares issued after January 3, 1997 are accompanied by one Right for each common share issued. On December 15, 2006, the Company entered into the Amended and Restated Rights Agreement (Amended Agreement) dated as of December 15, 2006, between the Company and American Stock Transfer and Trust Company as Rights Agent, amending and restating the Rights Plan.

In addition to continuing the provisions of the Rights Plan as previously in effect, the Amended Agreement (i) implemented a regular evaluation thereof by a committee composed of non-management members of the Board who have been determined by the Board to be "Independent Directors," (ii) extended the term of the Rights Plan to December 15, 2016, (iii) simplified the determination of the Stock Acquisition Date under the Amended Agreement, (iv) changed the Purchase Price (as defined in the Amended Agreement) from $250 to $200, (v) changed the redemption price of a Right from $.01 to $.001, and (vi) made certain other minor or conforming changes and other changes to reflect current requirements under the federal securities laws.

Pursuant to the Rights Plan, as amended and restated by the Amended Agreement, each Right entitles shareholders to buy one-thousandth of a share of Series B Junior Participating Preferred Stock (Preferred Stock) at the Purchase Price of $200 per 1/1000th of a share, subject to adjustment. Ordinarily, the Rights will not be exercisable until (i) 10 business days after the earliest of any of the following events: (A) a person, entity or group other than certain categories of shareholders exempted under the Rights Plan (collectively, a Person) acquires beneficial ownership of 10% or more of the Company's outstanding common shares, (B) a Person publicly commences a tender or exchange offer for 10% or more of the Company's outstanding common shares, or (C) a Person publicly announces an intention to acquire control over the Company and proposes to elect through a proxy or consent solicitation such a number of directors who, if elected, would outnumber the Independent Directors (as defined in the Rights Plan) on the Board, or (ii) such later date as may be determined by action of a majority of the Independent Directors prior to the occurrence of any event specified in (i) above (Distribution Date). In general, following the Distribution Date and in the event that the Company enters into a merger or other business combination with an Acquiring Person (as defined in the Rights Plan) and the Company is the surviving entity, each holder of a Right will have the right to receive, upon exercise, units of Preferred Stock (or, in certain circumstances, Company common shares, cash, property, or other securities of the Company) having a value equal to twice the exercise price of the Right, or if the Company is acquired in such a merger or other business combination, each holder of a Right will have the right to receive stock of the acquiring entity having a value equal to twice the exercise price of the Right. The Company reserves the right to redeem the Rights by majority action of its Independent Directors at any time prior to the date such Rights become exercisable.

13. TAXES

Our income tax (benefit) provision consists of the following components for 2009, 2008, and 2007 (in thousands):

	2009	2008	2007
Current			
Federal	$ (5,839)	$ (4,012)	$ 4,797
State	37	—	—
Alternative minimum tax (AMT)	—	—	—
Foreign income tax	—	—	—
Foreign source withholding tax	40,997	15,925	15,832
	35,195	11,913	20,629
Deferred			
Federal	909	8,267	(2,448)
Foreign source withholding tax	(12,316)	(6,182)	(6,182)
Reversal of valuation allowance	—	(243)	—
Increase in valuation allowance — Federal	1,659	—	—
	(9,748)	1,842	(8,630)
Total	$ 25,447	**$13,755**	**$11,999**

The deferred tax assets and liabilities are comprised of the following components at December 31, 2009 and 2008 (in thousands):

	2009			
	Federal	State	Foreign	Total
Net operating losses	$ —	$ 50,717	$ —	$ 50,717
Deferred revenue, net	15,774	7,337	32,609	55,720
Foreign tax credits	—	—	—	—
Stock compensation	4,718	728	—	5,446
Patent amortization	7,740	1,195	—	8,935
Depreciation	1,535	237	—	1,772
Other accrued liabilities	4,544	701	—	5,245
Other employee benefits	972	150	—	1,122
	35,283	**61,065**	**32,609**	**128,957**
Less: valuation allowance	(1,659)	(60,821)	—	(62,480)
Net deferred tax asset	**$33,624**	**$ 244**	**$32,609**	**$ 66,477**

	2008			
	Federal	State	Foreign	Total
Net operating losses	$ —	$ 56,690	$ —	$ 56,690
Deferred revenue, net	13,211	5,176	20,294	38,681
Foreign tax credits	—	—	—	—
Stock compensation	5,757	920	—	6,677
Patent amortization	6,177	987	—	7,164
Depreciation	1,526	244	—	1,770
Other accrued liabilities	8,390	1,341	—	9,731
Other employee benefits	1,128	180	—	1,308
	36,189	65,538	20,294	122,021
Less: valuation allowance	—	(65,295)	—	(65,295)
Net deferred tax asset	**$36,189**	**$ 243**	**$20,294**	**$ 56,726**

The following is a reconciliation of income taxes at the federal statutory rate with income taxes recorded by the Company for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
Tax at U.S. statutory rate	$ 39,446	$13,987	$11,201
Foreign withholding tax, with no U.S. foreign tax credit	—	—	—
State tax provision	24	(243)	—
Change in federal and state valuation allowance	1,659	—	—
Adjustment to tax credits	(16,400)	(600)	728
Other	718	611	70
Total tax provision	**$ 25,447**	**$13,755**	**$11,999**

Valuation Allowances and Net Operating Losses

We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the asset to offset future taxes. We believe it is more likely than not that the vast majority of our state deferred tax assets will not be utilized; therefore and we have maintained a near full valuation allowance against our state deferred tax assets as of December 31, 2009.

Under Internal Revenue Code Section 382, the utilization of a corporation's net operating loss ("NOL") carryforwards is limited following a change in ownership (as defined by the Internal Revenue Code) of greater than 50% within a three-year Loss NOL period. If it is determined that prior equity transactions limit our NOL carryforwards, the annual limitation will be determined by multiplying the market value of the Company on the date of the ownership change by the federal long-term tax-exempt rate. Any amount exceeding the annual limitation may be carried forward to future years for the balance of the NOL carryforward period.

Uncertain Income Tax Positions

We adopted the uncertain income tax position guidance on January 1, 2007. As a result of the implementation of this guidance, we recognized a $2.1 million increase to reserves for uncertain tax positions. This increase, related to federal tax credits, was accounted for as a reduction to retained earnings on the balance sheet. Including the effect of this cumulative adjustment, the gross amount of the Company's unrecognized tax benefits as of December 31, 2009, 2008, and 2007 was $6.5 million, $4.4 million, and $4.4 million, respectively, that if recognized, would reduce the Company's effective income tax rate in the period of recognition. The total amount of unrecognized tax benefits could increase or decrease within the next twelve months for a number of reasons including the expiration of statutes of limitations, audit settlements, tax examination activities, and the recognition and measurement considerations under this guidance.

During 2007, we completed a tax study related to our research and development tax credits. As a result of this study, we reduced the gross amount of the related research and development tax credits by $3.0 million in third quarter 2007 when we filed our 2006 tax return. This reduction resulted in additional income tax expense of approximately $1.5 million and reduced our related reserve by $1.5 million. During 2007, we also filed our 2006 tax return which resulted in a reduction in certain other gross tax benefits of $0.3 million with an equal reduction to our reserve. During 2009, the company received a settlement offer from the Internal Revenue Service related to their 2006 Internal Revenue Service audit. The company has reclassified $0.6 million from the reserve to offset our current receivable, since we expect to pay this amount to the Internal Revenue Service. Additionally, during 2009 we increased our reserve by $2.7 million related to the recognition of a $19.1 million gross benefit for amending tax returns for the periods 1999 — 2005 to switch foreign tax payments made during that period from a deduction to a foreign tax credits. As of December 31, 2009, our reserve is $6.5 million, excluding accrued interest. We do not expect a material change in this estimate in the next twelve months, although a change is possible.

The following is a roll forward of our total gross unrecognized tax benefits for the fiscal years 2007 through 2009 (in thousands):

	2009	2008	2007
Balance as of January 1	$4,404	$4,404	$ 6,220
Tax positions related to current year:			
Additions	—	—	—
Reductions	—	—	—
Tax positions related to prior years:	—		
Additions	2,655	—	—
Reductions	—	—	(1,816)
Settlements	(600)	—	—
Lapses in statues of limitations	—	—	—
Balance as of December 31	$6,459	$4,404	$ 4,404

Our policy is to recognize interest and or penalties related to income tax matters in income tax expense. In addition to the balance of unrecognized tax benefits in the above table, we have accrued related interest of $0.0 million and $0.2 million as of December 31, 2009 and 2008, respectively. Additionally in 2009, the company reversed into income $0.2 million of interest expense associated with uncertain tax positions. The accrued interest was not included in the reserve balances listed above.

The Company and its subsidiaries are subject to United States federal income tax, foreign income and withholding taxes, and income taxes from multiple state jurisdictions. The majority of our federal and state tax returns from 1990 through 2006 are currently open and will not close until the respective statutes of limitations have expired. The statutes of limitations generally expire three years following the filing of the return or in some cases three years following the utilization or expiration of net operating loss carry forwards. The statute of limitations applicable to our open federal returns will expire between the current year and 2012.

Currently the Company is under audit by the State of New York for tax years 2002 to 2005. The State is indicating the Company should have reported the prior year returns (and 2006 return) as a combined report instead of separate entity as the Company had filed. The Company has reviewed the findings of the State and believes that it is more likely than not that the Company will successfully sustain its separate company reporting and thus has not accrued any tax, interest or penalty exposure under the accounting for uncertain income tax position guidance.

Foreign Taxes

We pay foreign source withholding taxes on patent license royalties and state taxes when applicable. We apply foreign source withholding tax payments against our United States federal income tax obligations to the extent we have foreign source income to support these credits. In 2009, 2008, and 2007, we paid $40.9 million, $15.7 million, and $15.8 million in foreign source withholding taxes, respectively, and applied these payments as credits against our United States federal tax obligation. At December 31, 2009, we accrued $33.8 million of foreign source withholding taxes payable associated with expected royalty payments from licensees and recorded corresponding deferred tax assets related to the expected foreign tax credits that will result from these payments.

Between 1999 and 2005 we paid approximately $29.3 million of foreign taxes. During this period we were in a net operating loss position for U.S. federal income tax purposes and elected to deduct these foreign tax payments as expenses on our United States federal income tax returns rather than take them as foreign tax credits. We elected this strategy because: a) we had no United States cash tax obligations at the time and b) net operating losses can be carried forward significantly longer than foreign tax credits. We utilized most of our net operating losses in 2006 and began to generate United States cash tax obligations. At that time, we began to treat our foreign tax payments as foreign tax credits on our United States federal income tax return.

During fourth quarter 2009, we completed a study to assess the Company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we are currently planning to amend our United States federal income tax returns for the periods 1999 — 2005 to reclaim the foreign tax payments we made during those periods from deductions to foreign tax credits. We have established a basis to support amending the returns and estimate that the maximum incremental benefit will be approximately $19.1 million. We recorded a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. The process to amend these returns is complicated, involving tax treaty proceedings including both U.S. and foreign tax jurisdictions. It is possible that at the conclusion of this process the $16.4 million benefit we recognized may not be realized in full or in part or that we may realize the maximum benefit of $19.1 million.

Between 2006 and 2009, we paid approximately $101.1 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

14. EQUITY TRANSACTIONS

Repurchase of Common Stock

In 2006, our Board of Directors authorized the repurchase of up to $350.0 million of our outstanding common stock (the "2006 Repurchase Program"). In October 2007, our Board of Directors authorized a $100.0 million share repurchase program (the "2007 Repurchase Program"). In March 2009, our Board of Directors authorized another $100.0 million share repurchase program (the "2009 Repurchase Program"). The Company could repurchase shares under the programs through open market purchases, pre-arranged trading plans or privately negotiated purchases.

We completed the 2006 Repurchase Program in first half 2007, under which we repurchased a cumulative total of 11.3 million shares of common stock for $350.0 million, including 4.8 million shares of common stock for $157.6 million repurchased during 2007. Under the 2007 Repurchase Program, we repurchased approximately 1.0 million shares of common stock for $18.5 million in 2007. During 2008 we completed the 2007 Repurchase Program, under which we repurchased a cumulative total of 4.8 million shares for $100.0 million, including 3.8 million shares we repurchased for $81.5 million in 2008. During 2009, we repurchased approximately 1.0 million shares for $25.0 million under the 2009 Repurchase Program.

From January 1, 2010 through February 26, 2010, no repurchases were made under the 2009 Repurchase Program.

Common Stock Warrants

As of December 31, 2009 and December 31, 2008 we had no warrants outstanding.

15. SELECTED QUARTERLY RESULTS (Unaudited)

The table below presents quarterly data for the years ended December 31, 2009 and 2008:

	First	Second	Third	Fourth
	(in thousands, except per share amounts, unaudited)			
2009:				
Revenues	**$70,561**	**$74,928**	**$75,486**	**$76,429**
Net (loss) income applicable to common shareholders(a)	**$ (8,686)**	**$26,445**	**$30,621**	**$38,876**
Net (loss) income per common share — basic(d)	**$ (0.20)**	**$ 0.60**	**$ 0.70**	**$ 0.89**
Net (loss) income per common share — diluted(d)	**$ (0.20)**	**$ 0.59**	**$ 0.69**	**$ 0.88**
2008:				
Revenues(b)	$56,027	$58,706	$55,059	$58,677
Net income applicable to common shareholders(c)	$ 7,317	$ 5,852	$ 9,209	$ 3,829
Net income per common share — basic(d)	$ 0.16	$ 0.13	$ 0.21	$ 0.09
Net income per common share — diluted(d)	$ 0.15	$ 0.13	$ 0.20	$ 0.09

(a) In 2009, our income from operations included charges of $38.6 million associated with actions to reposition the Company's operations. In fourth quarter 2009, our income tax provision included a benefit of approximately $16.4 million, primarily related to the fourth quarter recognition of foreign tax credits related to our 1999 — 2005 recognized revenue from our Japanese licensees.

(b) During fourth quarter 2008, the company recognized $6.4 million of non-recurring revenue associated with a non-refundable prepayment, made in a prior period, by a licensee who has exited the handset business.

(c) During first quarter 2008, the company recognized, on a pre-tax basis, a $6.9 million insurance reimbursement for portions of our defense costs in certain litigation with Nokia and a $1.2 million reduction in contingent liabilities associated with our U.K. II litigation. During third quarter 2008, the company recognized, on a pre-tax $2.7 million reduction in contingent liabilities also associated with our U.K. II litigation. During fourth quarter 2008, the company recognized, on a pre-tax basis, a $3.0 million charge to establish a reserve for uncollectable accounts and $9.4 million charge to adjust the accrual rate on its LTCP.

(d) We adopted the guidance related to the determination as to whether instruments granted in share-based payment transactions are participating securities. We have restated all prior periods in accordance with the Standard. See Note 2 to our Consolidated Financial Statements for a further discussion on the adoption of this guidance.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and its Chief Financial Officer, with the assistance of other members of management, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective in their design to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2009. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal *Control — Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2009, the Company maintained effective internal control over financial reporting at a reasonable assurance level.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears under Item 8 in this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during fourth quarter 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference to the information following the captions "Election of Director," "EXECUTIVE OFFICERS," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," "Nominating and Corporate Governance Committee" and "Audit Committee" in the definitive proxy statement to be filed pursuant to Regulation 14A in connection with our 2010 annual meeting of shareholders ("Proxy Statement").

Item 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference to the information following the captions "EXECUTIVE COMPENSATION," "DIRECTOR COMPENSATION," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Proxy Statement.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference to the information following the captions "EQUITY COMPENSATION PLAN INFORMATION" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference to the information following the captions "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "Director Independence" in the Proxy Statement.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is incorporated by reference to the information following the captions "Fees Paid to Independent Registered Public Accounting Firm" and "Audit Committee Pre-Approval Policy for Audit and Non-Audit Services of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Valuation Allowance for Deferred Tax Assets

Item 15. ***EXHIBITS AND FINANCIAL STATEMENT SCHEDULES***

(a) The following documents are filed as a part of this Form 10-K:

(1) Financial Statements.

The information required by this item begins on Page 56.

(2) Financial Statement Schedules.

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Valuation Allowance for Deferred Tax Assets				
2009	$65,295	$ 1,659(d)	$(4,474)(e)	$62,480
2008	$42,456	$23,082(a)	$ (243)	$65,295
2007	$34,110	$ 8,346(a)	$ —	$42,456
Reserve for Uncollectible Accounts				
2009	$ 3,000	$ —	$(1,500)(c)	$ 1,500
2008	$ —	$ 3,000(b)	$ —	$ 3,000
2007	$ —	$ —	$ —	$ —

(a) The increase was necessary to maintain a full, or near full, valuation allowance against our state deferred tax assets and did not result in additional tax expense.

(b) The increase relates to the establishment of reserves against an account receivable associated with our SlimChip modem IP.

(c) The decrease relates to the receipt of a payment against an account receivable associated with our SlimChip modem IP.

(d) The increase was necessary to expense the tax benefit from capital losses incurred that are not expected to be utilized in the future.

(e) The decrease was a reclassification to reduce the valuation allowance and the deferred tax assets for temporary differences in book and tax.

(3) Exhibits.

See Item 15(b) below.

(b) Exhibit Number	Exhibit Description
*2.1	Plan of Reorganization by and among InterDigital Communications Corporation, InterDigital, Inc. and ID Merger Company dated July 2, 2007 (Exhibit 2.1 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
*2.2	Agreement and Plan of Merger by and among InterDigital Communications Corporation, InterDigital, Inc. and ID Merger Company dated July 2, 2007 (Exhibit 2.2 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
*3.1	Articles of Incorporation of InterDigital, Inc. (Exhibit 3.1 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
*3.2	Bylaws of InterDigital, Inc. (Exhibit 3.1 to InterDigital's Current Report on Form 8-K dated December 24, 2008).
*4.1	Rights Agreement between InterDigital, Inc. and American Stock Transfer & Trust Co., dated July 2, 2007. (Exhibit 4.1 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
	Technology-Related Contracts

(b)	Exhibit Number	Exhibit Description
	*10.1	The TDD Development Agreement between and among InterDigital, ITC and Nokia (Exhibit 10.55 to InterDigital's Current Report on Form 8-K/A dated July 2, 2003).
	*10.2	Amendment No. 1 to the TDD Development Agreement dated September 30, 2001 between and among InterDigital, ITC and Nokia (Exhibit 10.56 to InterDigital's Current Report on Form 8-K/A dated July 2, 2003).
	*10.3	Amendment to the Patent License Agreement of May 8, 1995 between ITC and NEC (Exhibit 10.52 to InterDigital's Current Report on Form 8-K dated February 21, 2003). (Confidential treatment has been requested for portions of this agreement.)
	*10.4	PHS and PDC Subscriber Unit Patent License Agreement dated March 19, 1998 between ITC and Sharp Corporation of Japan (Sharp) (Exhibit 10.57 to InterDigital's Current Report on Form 8-K dated February 21, 2003).
	*10.5	Amendment No. 1 dated March 23, 2000 and Amendment No. 2 dated May 30, 2003 to PHS and PDC Subscriber Unit Patent License Agreement dated March 19, 1998 between ITC and Sharp (Exhibit 10.58 to InterDigital's Amendment No. 1 to Current Report on Form 8-K/A dated July 2, 2003).
	*10.6	Narrowband CDMA and Third Generation Patent License Agreement dated January 15, 2002 between ITC and NEC (Exhibit 10.53 to InterDigital's Current Report on Form 8-K dated February 21, 2003). (Confidential treatment has been requested for portions of this agreement.)
	*10.7	Settlement Agreement dated January 15, 2002 between ITC and NEC (Exhibit 10.54 to InterDigital's Current Report on Form 8-K dated February 21, 2003). (Confidential treatment has been requested for portions of this agreement.)
	*10.8	Amendment to Patent License Agreement effective January 1, 2007, by and between ITC and NEC Corporation (Exhibit 10.92 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007). (Confidential treatment has been requested for portions of this agreement.)
	*10.9	Wireless Patent License Agreement by and between InterDigital Group and LG Electronics, Inc. dated January 1, 2006 (Exhibit 10.82 to InterDigital's Quarterly Report on Form 10-Q dated May 10, 2006). (Confidential treatment has been requested for portions of this agreement.)
	*10.10	Arbitration Settlement Agreement by and between InterDigital Communications Corporation, InterDigital Technology Corporation and Nokia Corporation dated April 26, 2006 (Exhibit 10.83 to InterDigital's Quarterly Report on Form 10-Q dated August 7, 2006). (Confidential treatment has been requested for portions of this agreement.)
	*10.11	Patent License and Settlement Agreement by and between InterDigital Technology Corporation, Tantivy Communications, Inc., IP Licensing, Inc. and InterDigital Patent Holdings, Inc. and Samsung Electronics Co., Ltd. effective as of November 24, 2008 (Exhibit 10.18 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2008). (Confidential treatment has been requested for portions of this agreement.)
		Real Estate Leases
	*10.12	Agreement of Lease dated November 25, 1996 by and between InterDigital and We're Associates Company (Exhibit 10.42 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2000).
	*10.13	Third Modification to Lease Agreement effective June 1, 2006 by and between InterDigital and Huntington Quadrangle 2 (successor to We're Associates Company). (Exhibit 10.18 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2006).
		Benefit Plans
	†*10.14	Non-Qualified Stock Option Plan, as amended (Exhibit 10.4 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 1991).
	†*10.15	Amendment to Non-Qualified Stock Option Plan (Exhibit 10.31 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
	†*10.16	Amendment to Non-Qualified Stock Option Plan, effective October 24, 2001 (Exhibit 10.6 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001).
	†*10.17	1992 Employee Stock Option Plan (Exhibit 10.71 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 1992).

(b)	Exhibit Number	Exhibit Description
	†*10.18	Amendment to 1992 Employee Stock Option Plan (Exhibit 10.29 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
	†*10.19	Amendment to 1992 Employee Stock Option Plan, effective October 24, 2001 (Exhibit 10.11 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001).
	†*10.20	1995 Stock Option Plan for Employees and Outside Directors, as amended (Exhibit 10.7 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 1997).
	†*10.21	Amendment to the 1995 Stock Option Plan for Employees and Outside Directors (Exhibit 10.25 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 1999).
	†*10.22	Amendment to 1995 Stock Option Plan for Employees and Outside Directors (Exhibit 10.33 to Quarterly Report on Form 10-Q dated August 14, 2000).
	†*10.23	Amendment to 1995 Stock Option Plan for Employees and Outside Directors, effective October 24, 2001 (Exhibit 10.15 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001).
	†*10.24	1997 Stock Option Plan for Non-Employee Directors (Exhibit 10.34 to InterDigital's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).
	†*10.25	Amendment to 1997 Stock Option Plan for Non-Employee Directors (Exhibit 10.34 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
	†*10.26	1997 Stock Option Plan for Non-Employee Directors, as amended March 30, 2000 (Exhibit 10.42 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
	†*10.27	Amendment to 1997 Stock Option Plan for Non-Employee Directors, effective October 24, 2001 (Exhibit 10.19 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001).
	†*10.28	1999 Restricted Stock Plan, as amended April 13, 2000 (Exhibit 10.43 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
	†*10.29	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement [Awarded to Independent Directors Upon Re-Election] (Exhibit 10.62 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
	†*10.30	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement [Annual Award to Independent Directors] (Exhibit 10.63 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
	†*10.31	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement [Periodically Awarded to Members of the Board of Directors] (Exhibit 10.64 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
	†*10.32	1999 Restricted Stock Plan, Form of Restricted Stock Agreement [Awarded to Executives and Management as Part of Annual Bonus] (Exhibit 10.65 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
	†*10.33	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement [Awarded to Independent Directors Upon Re-Election] (Exhibit 10.62 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005).
	†*10.34	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement [Annual Award to Independent Directors] (Exhibit 10.63 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005).
	†*10.35	1999 Restricted Stock Plan, Form of Restricted Stock Unit Award Agreement (Exhibit 10.86 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2006).
	†*10.36	1999 Restricted Stock Plan, Form of Restricted Stock Unit Award Agreement, as amended December 14, 2006 (Exhibit 10.58 to Inter Digital's Annual Report on Form 10-K for the year ended December 31, 2006).
	†*10.37	2000 Stock Award and Incentive Plan (Exhibit 10.28 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
	†*10.38	2000 Stock Award and Incentive Plan, as amended June 1, 2005 (Exhibit 10.74 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005).
	†*10.39	2000 Stock Award and Incentive Plan, Form of Option Agreement [Director Awards] (Exhibit 10.66 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).

(b)	Exhibit Number	Exhibit Description
	†*10.40	2000 Stock Award and Incentive Plan, Form of Option Agreement [Executive Awards] (Exhibit 10.67 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
	†*10.41	2000 Stock Award and Incentive Plan, Form of Option Agreement [Inventor Awards] (Exhibit 10.68 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
	†*10.42	2002 Stock Award and Incentive Plan (Exhibit 10.50 to InterDigital's Quarterly Report on Form 10-Q dated May 15, 2002).
	†*10.43	2002 Stock Award and Incentive Plan, as amended through June 4, 2003 (Exhibit 10.52 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2003).
	†*10.44	2002 Stock Award and Incentive Plan, as amended June 1, 2005 (Exhibit 10.87 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2006).
	†*10.45	2002 Stock Award and Incentive Plan, Form of Option Agreement [Inventor Awards] (Exhibit 10.69 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
	†*10.46	2009 Stock Incentive Plan (Exhibit 99.1 to InterDigital's Registration Statement on Form S-8 filed with the SEC on June 4, 2009).
	†*10.47	2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Discretionary Award) (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated June 9, 2009).
	†*10.48	2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock Units (Discretionary Award) (Exhibit 10.3 to InterDigital's Current Report on Form 8-K dated June 9, 2009).
	†*10.49	2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Nonemployee Directors — Annual Award) (Exhibit 10.4 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
	†*10.50	2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Nonemployee Directors — Election Award) (Exhibit 10.5 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
	†*10.51	2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock Units (Nonemployee Directors) (Exhibit 10.6 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
	†*10.52	2009 Stock Incentive Plan, Term Sheet for Restricted Stock (Supplemental Award) (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated January 22, 2010).
	†*10.53	2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock (Supplemental Award) (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated January 22, 2010).
	†*10.54	Annual Employee Bonus Plan, as amended December 15, 2006 (Exhibit 10.57 to Inter Digital's Annual Report on Form 10-K for the year ended December 31, 2006).
	†*10.55	Annual Employee Bonus Plan, as amended June 2009 (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
	†*10.56	Annual Employee Bonus Plan, as amended September 2009 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated November 2, 2009).
	†10.57	Annual Employee Bonus Plan, as amended December 31, 2009 (filed herewith).
	†*10.58	Long-Term Compensation Program, as amended December 2004 (Exhibit 10.55 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2004).
	†*10.59	Long-Term Compensation Program, as amended April 2005 (Exhibit 10.70 to InterDigital's Quarterly Report on Form 10-Q dated May 9, 2005).
	†*10.60	Long-Term Compensation Program, as amended June 2005 (Exhibit 10.70 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005).
	†*10.61	Long-Term Compensation Program, as amended September 2008 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated November 4, 2008).
	†*10.62	Long-Term Compensation Program, as amended June 2009 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
	†10.63	Long-Term Compensation Program, as amended December 2009 (filed herewith).
	†*10.64	Restricted Stock Unit Award Agreement with Harry G. Campagna dated February 4, 2005 (Exhibit 10.73 to InterDigital's Quarterly Report on Form 10-Q dated May 9, 2005).
	†*10.65	Compensation Program for Outside Directors, as amended January 2006 (Incorporated from Item 1.01 of InterDigital's Current Report on Form 8-K dated January 18, 2006).

(b)	Exhibit Number	Exhibit Description
	†*10.66	Compensation Program for Outside Directors, as amended June 2009 (Exhibit 10.3 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
	†*10.67	Compensation Program for Outside Directors, as amended January 2010 (filed herewith).
		Employment-Related Agreements
	†*10.68	Indemnity Agreement dated as of March 19, 2003 by and between the Company and Howard E. Goldberg (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Indemnity Agreements, which are substantially identical in all material respects, except as to the parties thereto and the dates, between the Company and the following individuals, were not filed: Steven T. Clontz, Edward B. Kamins, John A. Kritzmacher, Mark A. Lemmo, Scott A. McQuilkin, William J. Merritt, William C. Miller, Robert S. Roath and Lawrence F. Shay) (Exhibit 10.47 to InterDigital's Quarterly Report on Form 10-Q dated May 15, 2003).
	†*10.69	Employment Agreement dated May 7, 1997 by and between InterDigital and Mark A. Lemmo (Exhibit 10.32 to InterDigital's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).
	†*10.70	Amendment dated as of April 6, 2000 by and between InterDigital and Mark A. Lemmo (Exhibit 10.37 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
	†*10.71	Employment Agreement dated as of November 12, 2001 by and between InterDigital and Lawrence F. Shay (Exhibit 10.38 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001).
	†*10.72	Amended and Restated Employment Agreement dated May 16, 2005, by and between William J. Merritt and InterDigital (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated May 16, 2005).
	†*10.73	Amendment and Assignment of Employment Agreement dated as of July 2, 2007 by and among InterDigital Communications Corporation, InterDigital, Inc. and Bruce G. Bernstein (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Amendment and Assignment of Employment Agreements dated as of July 2, 2007 which are substantially identical in all material respects, except as to the parties thereto, between InterDigital Communications Corporation, InterDigital, Inc. and the following individuals, were not filed: William J. Merritt, William C. Miller, Mark A. Lemmo and Lawrence F. Shay, respectively) (Exhibit 10.89 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
	†*10.74	Assignment and Assumption of Indemnity Agreement dated as of July 2, 2007, by and InterDigital Communications Corporation, InterDigital, Inc. and Bruce G. Bernstein (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Indemnity Agreements, which are substantially identical in all material respects, except as to the parties thereto, between InterDigital Communications Corporation, InterDigital, Inc. and the following individuals, were not filed: Steven T. Clontz, Edward B. Kamins, Mark A. Lemmo, William J. Merritt, William C. Miller, Robert S. Roath and Lawrence F. Shay) (Exhibit 10.90 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
	†*10.75	Employment Agreement dated July 9, 2007 by and between InterDigital, Inc. and Scott A. McQuilkin (Exhibit 10.91 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
	†*10.76	Amendment to Amended and Restated Employment Agreement dated as of November 17, 2008 by and between InterDigital, Inc. and William J. Merritt (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Amendments to Employment Agreement dated as of November 17, 2008, which are substantially identical in all material respects, except as to the parties thereto, by and between InterDigital, Inc. and the following individuals, were not filed: Mark A. Lemmo, Scott A. McQuilkin, William C. Miller and Lawrence F. Shay) (Exhibit 10.70 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2008).
	21	Subsidiaries of InterDigital.
	23.1	Consent of PricewaterhouseCoopers LLP.
	31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
	31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(b)	Exhibit Number	Exhibit Description
	32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for William J. Merritt.
	32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Scott A. McQuilkin.

---

* Incorporated by reference to the previous filing indicated.

† Management contract or compensatory plan or arrangement.

(c) None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERDIGITAL, INC.

By: /s/ William J. Merritt
William J. Merritt
President and Chief Executive Officer

Date: February 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 26, 2010	/s/ Steven T. Clontz Steven T. Clontz, Chairman of the Board of Directors
Date: February 26, 2010	/s/ Edward B. Kamins Edward B. Kamins, Director
Date: February 26, 2010	/s/ John A. Kritzmacher John A. Kritzmacher, Director
Date: February 26, 2010	/s/ Robert S. Roath Robert S. Roath, Director
Date: February 26, 2010	/s/ William J. Merritt William J. Merritt, Director, President and Chief Executive Officer (Principal Executive Officer)
Date: February 26, 2010	/s/ Scott A. McQuilkin Scott A. McQuilkin, Chief Financial Officer (Principal Financial Officer)
Date: February 26, 2010	/s/ Richard J. Brezski Richard J. Brezski, Chief Accounting Officer

EXHIBIT 10.57

InterDigital
Annual Employee Bonus Plan

Purpose

The Annual Employee Bonus Plan ("Plan") is designed to provide an effective means to motivate and compensate eligible employees, on an annual basis, through cash and/or stock award bonuses based on the achievement of business and individual performance objectives during each calendar year ("Plan Year"). The Plan is intended to be the Company's primary vehicle for the granting of bonuses. However, the Company may, in certain limited circumstances, grant bonuses outside of this Plan, in the sole discretion of the Company.

The compensation contemplated under this Plan is considered "pay for performance," in that any payout under the Plan is subject to the achievement of specific performance goals by the Company and by each individual during the Plan Year. The Company believes that such compensation can be a highly effective form of compensation that can enhance the employer-employee "stakeholder" relationship. In addition, the Company hopes that by providing short-term incentive compensation, the Company will motivate and increase the retention rate among its employees, which, in turn, will enhance the Company's long-term value.

Who Is Eligible?

All regular full-time or part-time employees(1) will be eligible to receive a bonus under the Plan, unless an employee: (i) is not working actively at the time of the payout of the bonus or at least as of March 15th of the year following the end of the Plan Year (unless such person was involuntarily terminated other than for intentional wrongdoing after the end of the Plan Year, but before the bonus was paid), (ii) was working actively for the Company for less than ninety (90) days during the Plan Year, (iii) is determined not to have performed minimally at a "Meets Job Requirements" level during the Plan Year, or (iv) was involuntarily terminated for unsatisfactory performance or misconduct, such determination to be made in the C.E.O.'s sole discretion (or the Compensation Committee in the case of Section 16 Officers) based upon documented or other objective substantiation.

The Compensation Committee may grant exceptions to the above eligibility criteria in its sole discretion. The Chief Administrative Officer may grant exceptions to the above eligibility criteria for non-executive employees who have worked through the end of the third quarter of a Plan Year, provided, however, that any bonus so awarded may not exceed $25,000. In addition, employees who meet the eligibility requirements set out above but were not regular full-time or part-time employees for the full Plan Year will be paid any bonus on a pro rata basis. The pro rata amount will be calculated based on the employee's income, i.e., base salary / regular pay and other eligible earned income, if applicable, paid during the Plan Year.

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1 "Regular full-time" and "regular part-time" employees are defined in the Company's employee handbook and specifically exclude "seasonal/casual employees" (which are also defined in the Company's employee handbook).

How Does the Plan Work?

Each employee is assigned a target bonus based on their level in the organization. The target bonus is a percentage of the employee's annual base salary in effect as of the end of the Plan Year. Based on the Company's or Department's level of achievement of certain annual business/departmental objectives and the employee's contributions toward the Company's/Department's goal achievement, the employee will receive the appropriate payout under the Plan. Company or Department business performance results will be measured based on either the Company's Annual Goals, as approved by the Compensation Committee, for the C.E.O., C.F.O, President of the Company's patent holding subsidiaries and other Sr. Officers or based on Departmental Goals, as approved by the Department Head and the C.E.O, for all other levels of employees. If the actual results of the Company or Department business performance for the year exceed or fall short of the targets, then the bonus payout will be adjusted up or down, depending upon the level of business and individual achievement. The specific adjustments and an example of how the bonus is calculated are described below.

The business performance goals will be determined by the Compensation Committee for the C.E.O., C.F.O, President of the Company's patent holding subsidiaries and other Sr. Officer levels, and the business performance goals for each Department will be determined by the Department Head and C.E.O and will be communicated to employees, normally in the first quarter of each Plan Year. The assessment of 0 Employees who do not work a full Plan Year because they were out of work on an approved leave of absence for part of the plan year will be paid any bonus on a pro rata basis by calculating the bonus based on the actual amount of eligible base income earned during the Plan Year. If the Employee is paid for part of the leave through PTO or other eligible accrued form of income (not including STD or worker's compensation payments), this income will be included in the base salary calculation. individual performance will be determined by the Department Head based on the employee's contributions toward the achievement of the Departmental goals, generally subsumed in their individual performance goals for the Plan Year. The business/department and individual performance goals are intended to be reasonable "stretch" goals.

The impact of actual business/departmental or individual performance during the Plan Year on the bonus paid varies between positions, with the bonus for the Company officers and senior level management employees being more dependent upon overall Company/Department performance, while the bonuses for lower level management and non-management employees being more dependent upon individual performance. The relative weighting of the business/departmental and individual performance goals in the calculation of the total bonus payout is based on the employee's position within the Company and their ability to directly impact and be held accountable for the Company's/Department's overall performance.

The Annual Target Bonus for each band, and the associated weighting factors, are as follows:

Band (In the Event a Participant Changes Bands During the Plan Year, the Annual Target Bonus will be Calculated based on the Participant's actual band at year-end)	Annual Target Bonus (% of Base Salary)	Percentage of Bonus Related to Business Performance (Either Company or Departmental)	Percentage of Annual Target Bonus Related to Individual Performance
C.E.O.	75%	75%	25%
C.F.O. / President of patent holding subs	50%	75%	25%
Other Sr. Officer	40%	75%	25%
Functional VP	35%	75%	25%
Senior Director	25%	60%	40%
Director / Functional Equivalent	20%	60%	40%
Senior Manager / Functional Equivalent	15%	40%	60%
Manager / Functional Equivalent	10%	40%	60%
Non-Management	4%/6%/8% (based on grade level)	25%	75%

In each Plan Year, the portion of the Annual Target Bonus related to business performance may be allocated among a number of business goals.

How Do Actual Business and Individual Performance Affect the Bonus to be Paid?

As described above, the bonus payout consists of two components: the portion attributable to business/departmental performance and the portion attributable to individual performance. The impact of actual results as compared to business/departmental and individual goals on any bonus to be paid is described below.

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2 Employees who do not work a full Plan Year because they were out of work on an approved leave of absence for part of the plan year will be paid any bonus on a pro rata basis by calculating the bonus based on the actual amount of eligible base income earned during the Plan Year. If the Employee is paid for part of the leave

through PTO or other eligible accrued form of income (not including STD or worker's compensation payments), this income will be included in the base salary calculation.

Business Goals. The calculation of the portion of the bonus payout associated with the business performance will be based upon either the Company's actual business results measured against the goals set by the Compensation Committee (for the C.E.O., C.F.O, President of the Company's patent holding subsidiaries and other Sr. Officers) or the Department's actual business results measured against the goals set by the Department (for all other bands). If the Company or Department achieves a specified goal, then 100% of the portion of the bonus related to that business goal will be awarded. If actual results deviate from established business goals, then the bonus payout amounts will be determined as follows.

Results above the goal: If the Company/Department performance exceeds the established business goals by a certain percentage (e.g., actual Company earnings exceed an established goal by ten percent), then the payout of that portion of the annual target bonus related to that business goal will be increased by that percentage amount above the goal, up to a maximum of a 100% increase over the bonus associated with that goal. Thus, if actual Company/Department performance on a particular goal exceeds the goal by 10%, then the target bonus associated with that goal will be increased by 10% (see below):

Results	Percentage Payout
101%	101%
↓	↓
200%	200%

Results below the goal: If the actual business performance falls short of an established goal by a certain percentage (e.g., actual Company earnings are 10% less than the earnings goal), then the portion of the bonus associated with that business goal will be decreased by that percentage of the shortfall, with no bonus being payable for a goal if the goal is missed by more than 20%. The scale for results below the target is below:

Results	Percentage Payout
100%	100%
90%	90%
80%	80%
79%	0%

The Compensation Committee, in its sole discretion, may determine that a business goal has been substantially met or has been met to a degree warranting a higher payout than would otherwise be calculable under this Plan. For example, the Compensation Committee may determine that one-time charges should be disregarded in determining the payout under an earnings performance goal.

Individual Performance. The evaluation of individual performance portion of the bonus payout is the responsibility of the Department Head (with input from the employee's direct supervisor as appropriate) based on the employee's performance during the Plan Year and their relative level of contributions to the Departmental goals.

When Will the Bonus Be Paid?

Bonuses will normally be paid under the Plan on or before March 15 of the year following each Plan Year.

An Example of How the Bonus Is Calculated

Assume an entry-level management employee is earning a base salary of $50,000 and is employed for the full Plan Year. The employee has an annual target bonus of 10% of base salary ($5,000). The Department previously established two business targets of equal weight for the Plan Year. The actual results for the first goal were 4% below the goal; the actual results for the second goal were 2% above the goal. The Department Head determines the employee's individual performance to be 95%. The employee's bonus would be calculated as follows:

Performance Factor	A Percentage of Bonus Relating to Performance Factor	B Result as a Percentage of Goal	C Percentage Payout	A x C Weighted Result
Goal One			96%	19.00%
	20%	96%	(1 to 1 ratio)	(96% x 20)%
Goal Two			102%	20.00%
				(102% x 20%)
Individual Performance	20%	102%	(1 to 1 ratio)	57%
	60%	95%	95%	(60% x 95)%
Total	100%	N/A	N/A	96.00%

Base Salary x Weighted Result x Annual Target Bonus = Bonus to be paid

Bonus Calculation **$50,000 x 96.00% x 10% = $4,820**

Who Will Receive Bonus Payments in Common Stock?

For the C.E.O., C.F.O, President of the Company's patent holding subsidiaries, other Sr. Officer and Functional Vice President bands or technical equivalent positions (i.e., "Fellow"), the Compensation Committee may, in its discretion, pay up to 100% of the bonus in restricted common stock pursuant to the 2009 Stock Incentive Plan, as amended. If restricted common stock is to be paid in lieu of cash, the number of shares to be granted will be calculated as follows:

Number of Shares = Up to 100% of Bonus / Closing Common Stock Price on the Date Prior to the Grant as Reported in the *Wall Street Journal*

The stock will be registered. The Company will not impose any other material restrictions (other than those set out in the 2009 Stock Incentive Plan or required by law) or forfeiture provisions, including no forfeiture provisions applicable to termination of employment.

Miscellaneous

The establishment of this Plan, any provisions of this Plan, and/or any action of the Compensation Committee or any Company officer with respect to this Plan, does not confer upon any employee the right to continued employment with the Company. The Company reserves the right to dismiss any employee at will (at any time, with or without prior notice, with or without cause), or otherwise deal with an employee to the same extent as though the Plan had not been adopted.

The Company may, at its discretion, provide for any federal, state or local income tax withholding requirements and Social Security or other tax requirements applicable to the accrual of payment of benefits under the Plan, and all such determinations shall be final and conclusive.

Payment of bonuses awarded under this Plan shall be made no later than March 15 of the year following the Plan Year in which the services relating to such bonus award were rendered. The resolution of any questions with respect to payments and entitlements pursuant to the provisions of this Plan shall be determined by the Compensation Committee, in its sole discretion, and all such determinations shall be final and conclusive.

This Plan may be terminated or revoked by the Compensation Committee, at its sole discretion, at any time and amended by the Compensation Committee, at its sole discretion, from time-to-time without the approval of any employee, provided that such action does not reduce the amount of any Bonus payment below an amount equal to the amount that would have been payable to the eligible employee with respect to the Plan Year in which the termination, revocation or amendment of the Plan occurs under the terms of the Plan as in effect immediately prior to such termination, revocation or amendment, applied on a pro rata basis.

December 2009

EXHIBIT 10.63

INTERDIGITAL
LONG-TERM COMPENSATION PROGRAM

Terms and Conditions

The Company implemented the Long-Term Compensation Program (the "Program") to encourage management and executive level employees to exercise their best efforts toward ensuring the success of the Company. All regular full-time and regular part-time employees (as defined in the Employee Handbook), at or above a manager or technical equivalent level, are eligible to participate in the Program.

Compensation Components. As further described below, the Program consists of two compensation components: (1) a Long-Term Incentive providing performance-based cash bonuses (the "LTI"), and (2) an award of restricted stock units ("RSUs").

The LTI component of the Program rewards grantees based on the Company's achievement of performance goals established/approved by the Compensation Committee of the Board of Directors.

The RSU awards provide recipients with an opportunity to share in the growth of the Company's value in the marketplace and rewards participants based on the achievement of performance goals established by the Compensation Committee. An RSU is a contractual right to receive a share(s) of InterDigital Common Stock after completion of a specified time period and, in the case of the performance-based RSUs, the achievement of certain goals within a specified period.

Program Cycle. The Program consists of overlapping RSU and LTI cycles, each of which are generally three years in length and recur every other year (a "Program cycle").

LTI Cash Bonuses. Each participant's LTI cash bonus target is established as a percentage of the participant's annual base salary. Any payout under the LTI is determined by the Compensation Committee based on the Company's achievement of certain performance goals, as established at the start of each Program cycle and measured at the end of each Program cycle. The cash LTI payout may exceed or be less than the targeted amount, depending on the level of achievement of the performance goals. No payout may be made if the Company fails to meet the minimum performance criteria established for the goals during the Program cycle. To be eligible for a cash payout, an employee must remain continuously employed by the Company (or an Affiliate of the Company) through the end of the Program cycle and must continue to be employed at least until the time the LTI payout is made. For purposes of this Program, an Affiliate means any other individual, corporation, partnership, association, trust or other entity that, directly or indirectly, is in control of or is controlled by or is under common control with the Company. Payout of the LTI cash bonus will be made no later than March 15 of the year following the end of each Program cycle.

For executive level participants, the Compensation Committee may, in its discretion, pay up to 100% of the LTI in restricted common stock pursuant to the 2009 Stock Incentive Plan, as amended (the "Plan"). If restricted common stock is to be paid in lieu of cash, the number of shares to be granted will be calculated as follows:

Number of Shares = Up to 100% of Bonus / Closing Common Stock Price on the Date Prior to the Grant as Reported in the *Wall Street Journal*

The stock will be registered. The Company will not impose any other material restrictions (other than those set out in the Plan or required by law) or forfeiture provisions, including no forfeiture provisions applicable to termination of employment.

RSU Terms. For all non-executives, 25% of the total equity award will be in the form of performance based RSUs ("performance shares") and 75% will be in the form of time-based RSUs. For all executive level participants, 50% of the total equity award will be in the form of performance shares and 50% will be in the form of time-based

RSUs. Participants will receive an RSU Award Agreement setting forth the terms of each RSU grant along with a copy of the prospectus for the Plan. In the event of any conflict between this summary and the RSU award agreement, the RSU award agreement will govern.

Time-based RSU awards

For all non-executives, the time-based RSUs granted in connection with each three-year Program cycle will vest in equal increments on each successive January 1 over the three-year period. For example, RSUs granted at the beginning of the Program cycle that began in January 2009 will vest as follows: 25% (one-third) of the total time-vested RSUs on January 1, 2010, 25% on January 1, 2011 and 25% on January 1, 2012. For all executive level participants, the time-based RSUs granted in connection with each Program cycle will vest 100% at the end of each Program cycle. Settlement for time-vested RSUs will occur on the first business day following the applicable vest date.

Performance based RSU awards

For all Program participants, the performance shares will vest following the end of the three-year Program cycle in conjunction with a determination by the Compensation Committee that at least minimum level of performance was achieved relative to the performance goals associated with that cycle. Settlement will occur for any such performance based RSUs as soon as practicable following vesting as described above, but in no event later than March 15 of the year in which the relevant cycle ends. To be entitled to the shares underlying the performance based RSUs, the participant must remain employed through the end of the Program cycle and also through the date settlement occurs, based on the Compensation Committee's determination that at least a minimum level of performance was achieved.

New Program Participants. An employee promoted to a level which qualifies for participation in the Program for the first time or an employee that is newly hired within the first two years of a three-year Program cycle, will be eligible to receive a pro-rata LTI cash bonus and RSU award. The pro-rata target LTI cash bonus and RSU award will be determined based on the amount of time (number of pay periods) remaining in each cycle. For example, a non-executive employee hired October 1st of the first year of a three year Program cycle, would be eligible to receive 3/12 of that year's Program eligibility plus full-year eligibility for the second and third years of the Program cycle. The LTI (cash) and RSU awards will be paid out and vest respectively, as described under the sections entitled "LTI Cash Bonuses" and "RSU Terms."

Promotion during Program Cycle. If an employee is promoted within the first six months of the start of a Program cycle and such promotion results in an accompanying increase in the Program payout target (LTI target and RSU award), the benefit of the Program target increase will be realized retroactive to the beginning of such Program cycle. If an employee is promoted at any other time during a Program cycle and such promotion results in an accompanying increase in the Program payout target (LTI target and RSU award), the benefit of the Program target increase will be realized at the beginning of the next applicable Program cycle unless the Compensation Committee, in its sole discretion, authorizes an adjustment at a different time.

Effect of Termination of Employment. In general, any benefits from the Program are forfeited upon termination of employment by the participant (i.e., the participant voluntarily resigns from employment). Benefits may be vested to some degree, as explained below, where the participant's employment terminates due to his or her death, "disability," "retirement," or as a result of the termination of employment by the Company other than for "cause" (each as defined below).

Partial vesting of time-based RSUs: If a participant's employment terminates during a year due to death, disability, or retirement, or is terminated by the Company without cause, time-based RSUs that would have become vested at the end of that year become vested on a pro-rata basis based on the portion of the year the participant was employed. Time-based RSUs that would have become vested at the end of subsequent years are forfeited entirely. The settlement of a participant's time-based RSUs that become vested as described above will occur as soon as administratively practical after termination of employment.

Partial vesting of performance based RSUs and LTI Cash Bonus: If a participant's employment terminates for any reason during the first year of a three year Program cycle, the participant forfeits eligibility to receive any LTI cash bonus and all performance based RSUs associated with that Program cycle. If, however, during the second or third year of a Program cycle, a participant's employment with the Company terminates due to his or her death, disability, or retirement, or is terminated by the Company without cause, the participant will be eligible to earn a pro-rata portion of the LTI cash bonus and performance-based RSUs. The pro-rata portion will be determined by multiplying both the amount of the LTI cash bonus and the number of performance based RSUs awarded under the Program by a fraction equal to the portion of the Program cycle that has transpired prior to the cessation of employment over the entire Program cycle. The conditions for vesting of both the performance based RSUs and the LTI cash bonus in such event will be the same as set forth above except with respect to the condition of continuous employment. Any pro-rata cash payment or vesting of performance based RSUs will be made to the employee (or, if applicable, the employee's estate) at the same time the cash bonus payments and settlement of the RSUs would have taken place if the participant had remained employed, as described above.

NOTE: To the extent an LTI payment or settlement of performance based RSUs is determined to be a form of nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), payment may be delayed to a date that is at least six months following the participant's termination of employment to the extent it is determined to be necessary to avoid the detrimental tax treatment applicable to deferred compensation benefits that are not fully compliant with the distribution rules of Code Section 409A. This will only be applicable to participants who are determined to be "specified employees" as that term is defined for purposes of Code Section 409A.

For purposes of the Program:

- "cause" means: (a) willful and repeated failure of an employee to perform substantially his or her duties (other than any such failure resulting from incapacity due to physical or mental illness); (b) an employee's conviction of, or plea of guilty or nolo contendere to, a felony which is materially and demonstrably injurious to the Company or an Affiliate; (c) willful misconduct or gross negligence by an employee in connection with his or her employment; or (d) an employee's breach of any material obligation or duty owed to the Company or an Affiliate.

- "disability" means: (a) a disability entitling the employee to long-term disability benefits under the applicable long-term disability plan of the Company (or an Affiliate if employee is employed by such Affiliate); or (b) if the employee is not covered by such a plan, a physical or mental condition or illness that renders the employee incapable of performing his or her duties for a total of 180 days or more during any consecutive 12-month period.

- "retirement" means resignation after attaining a combination of age plus years of service at the Company (and Affiliates) equal to 70.

Effect of a Terminating Event. If a Terminating Event (meaning either a Change of Control, as defined below, or a liquidation of the Company) occurs during a Program cycle and while an employee is actively employed by the Company, then:

- immediately prior to (but contingent on the occurrence of) that Terminating Event, all time-based RSUs will become fully vested and a distribution of InterDigital shares with respect to those RSUs will be made;

- at the same time, performance-based RSUs will become fully vested to an extent that is equal to the greater of (i) the portion of the employee's performance-based RSUs that would become vested at the target level, or (ii) the level of performance achieved at the time of the Terminating Event; and

- an early payment of the employee's LTI cash bonus will be made in an amount equal to the greater of (i) the employee's target LTI cash bonus, or (ii) the level of performance achieved at the time of the Terminating Event. Payment of this amount will be made not later than 30 days after the Terminating Event.

For purposes of the Program:

- "Change of Control" means the first to occur of any of the following events:

(a) Any "person," as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company), acquires voting securities of the Company and immediately thereafter is a "50% Beneficial Owner." For purposes of this provision, a "50% Beneficial Owner" shall mean a person who is the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then-outstanding voting securities;

(b) During any period of two consecutive years commencing on or after the Effective Date, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person (as defined above) who has entered into an agreement with the Company to effect a transaction described in subsections (a), (c), (d) or (e) of this definition) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (the "Continuing Directors") cease for any reason to constitute at least a majority thereof;

(c) The shareholders of the Company have approved a merger, consolidation, recapitalization, or reorganization of the Company, or a reverse stock split of any class of voting securities of the Company, or the consummation of any such transaction if shareholder approval is not obtained, other than any such transaction which would result in at least 50% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such transaction being beneficially owned by the persons who were shareholders of the Company immediately prior to the transaction in substantially the same proportion as their ownership of the voting power immediately prior to the transaction; provided that, for purposes of this Section 3.7(c), such continuity of ownership (and preservation of relative voting power) shall be deemed to be satisfied if the failure to meet such 50% threshold (or to substantially preserve such relative ownership of the voting securities) is due solely to the acquisition of voting securities by an employee benefit plan of the Company, such surviving entity or a subsidiary thereof; and provided further, that, if consummation of the corporate transaction referred to in this Section 3.7(c) is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency or approval of the shareholders of another entity or other material contingency, no Change in Control shall occur until such time as such consent and approval has been obtained and any other material contingency has been satisfied;

(d) The shareholders of the Company accept shares in a share exchange in which the shareholders of the Company immediately before such share exchange do not or will not own directly or indirectly immediately following such share exchange more than 50% of the combined voting power of the outstanding voting securities of the corporation resulting from or surviving such share exchange in substantially the same proportion as the ownership of the Voting Securities outstanding immediately before such share exchange;

(e) The shareholders of the Company have approved a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect); provided that, if consummation of the transaction referred to in this Section 3.7(e) is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency or approval of the shareholders of another entity or other material contingency, no Change in Control shall occur until such time as such consent and approval has been obtained and any other material contingency has been satisfied; and

(f) Any other event which the Board determines shall constitute a Change in Control for purposes of this Plan.

Taxation of Awards. The following is a brief description of the federal income and employment tax treatment of Program awards. The rules governing these awards are complex and their application may vary depending upon individual circumstances. Moreover, statutory and regulatory provisions and their interpretations are subject to change. Employees are, therefore, encouraged to consult with a personal tax advisor regarding the tax consequences of participation in the Program.

For federal income and employment tax purposes, the full amount of any LTI cash bonus or payment of restricted common stock in lieu of cash will be taxable at the time the cash or stock is paid, and will be subject to applicable income and wage tax withholding requirements.

For federal income tax purposes, the value of shares distributed in respect of RSUs will be recognized as ordinary income at the time the shares are distributed based on the value of those shares at that time. If LTI payment or settlement of RSUs is delayed (e.g., in the case of later payments for certain mid-Program cycle employment terminations), the value of the shares subject to RSUs may be taxed at the time the RSUs vest, based on the value of those shares at that time. Further information regarding the taxation of RSUs is contained in the Plan prospectus.

Future Program Cycles. While the Company reserves the right to alter or discontinue the Program at any time, its present intent is to continue the Program for future cycles. The Company expects future Program cycles to include both an LTI component and an RSU component. If an employee is eligible to participate in a future Program cycle, additional information will be distributed at the start of that cycle.

Administration. The Program is administered by the Compensation Committee. The Compensation Committee has the right to terminate or amend the Program and its components at any time for any reason. The Compensation Committee also has the authority to select employees to receive awards, to create, amend and rescind rules regarding the operation of the Program, to determine whether LTI and/or performance share goals have been achieved, to reconcile inconsistencies, to supply omissions and to otherwise make all determinations necessary or desirable for the operation of the Program. The Compensation Committee may delegate the authority to amend the Program to one or more officers of the Company, provided, however, that any amendment of the Program that is a "material amendment" (as determined pursuant to NASDAQ Stock Market Rule 5635(c) and the interpretive material thereunder) must be approved by the Compensation Committee or by a majority of the Company's independent directors, as defined for purposes of such rule.

Election to Defer Settlement of RSUs. Participants who are eligible to defer settlement of their RSUs must make such election in the calendar year preceding the date of grant of the RSUs to be deferred. All determinations regarding eligibility to defer settlement of RSUs shall be made by the Company, in its sole discretion. Where deferral of settlement of RSUs is linked to payment following termination of employment of the participant, settlement of the RSUs may be delayed until at least six months following the participant's termination of employment if that is necessary to avoid tax penalties under Code Section 409A. This will only be applicable to participants who are determined to be "specified employees" as defined for purposes of Code Section 409A.

No Assignment. An employee may not assign, pledge or otherwise transfer any right relating to a cash or RSU award under the Program and any attempt to do so will be void.

No Right to Continued Employment. Participation in the Program does not give any employee any right to continue in employment or limit in any way the right of the Company to terminate employment at any time, for any reason.

Questions. Please contact Gary Isaacs, Chief Administrative Officer, at 610-878-5721 with any questions regarding the Program.

December 2009

EXHIBIT 10.67

InterDigital
2010 Compensation Program for Outside Directors

Annual Board Retainer:	$40,000
Chairman of the Board:	$50,000
Audit Committee Chair:	$30,000
All Other Committee Chairs:	$10,000
Audit Committee Retainer:	$10,000
All Other Committee Retainers:	$5,000
Initial Election RSU Award:	4,000 RSUs (vesting in full one year from grant date)
Annual RSU Award:	4,000 RSUs (vesting in full one year from grant date)

All cash payments and RSU grants shall be based on service for a full year; pro rata payments and grants shall be made for service of less than one year. Cash payments shall be made on a quarterly basis. Payment of the annual Board and all committee retainers are subject to the director's attendance at the regularly scheduled quarterly meetings, as follows: 100% payment for participating in person, 50% payment for participating telephonically, and no payment for not participating.

Both cash payments and RSUs may be deferred. An election to defer must be made in the calendar year preceding the year in which services are rendered and the compensation is earned (i.e., elections to defer must be made by December 31 of each year for the deferral to apply to the next year's cash payments and/or RSU award(s)).

Each initial election RSU award shall be granted on the date of the director's initial election to the Board. Annual RSU awards shall be granted on the date of each Annual Meeting of Shareholders.

The terms of this program shall be periodically reviewed.

January 2010

EXHIBIT 21

Subsidiaries of InterDigital, Inc.

Company	Jurisdiction/State of Incorporation or Organization
InterDigital Advanced Technologies, Inc.	Delaware
InterDigital Canada Ltee.	Delaware
InterDigital Communications, LLC	Pennsylvania
InterDigital Facility Company	Delaware
InterDigital Finance Corporation	Delaware
InterDigital IP Holdings, Inc.	Delaware
InterDigital Patent Holdings, Inc.	Delaware
InterDigital Technology Corporation	Delaware
InterDigital Wireless Holdings, Inc.	Delaware
IPR Licensing, Inc.	Delaware
Tantivy Communications, Inc.	Delaware
VID SCALE, Inc.	Delaware

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-159743, 333-66626, 333-85560, 333-63276, 333-56412, 33-61021, 333-94553, 33-89920, 33-89922, 33-43256, 33-53660, and 33-53388) of InterDigital, Inc. of our report dated February 26, 2010 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 26, 2010

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO EXCHANGE ACT RULE 13a-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William J. Merritt, certify that:

1. I have reviewed this Annual Report on Form 10-K of InterDigital, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and to the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William J. Merritt

William J. Merritt
President and Chief Executive Officer

Date: February 26, 2010

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO EXCHANGE ACT RULE 13a-14(a)
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Scott A. McQuilkin, certify that:

1. I have reviewed this Annual Report on Form 10-K of InterDigital, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and to the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Scott A. McQuilkin

Scott A. McQuilkin
Chief Financial Officer

Date: February 26, 2010

EXHIBIT 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 10-K of InterDigital, Inc. (the "Company") for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William J. Merritt, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William J. Merritt

William J. Merritt
President and Chief Executive Officer

Date: February 26, 2010

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 10-K of InterDigital, Inc. (the "Company") for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott A. McQuilkin, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Scott A. McQuilkin

Scott A. McQuilkin
Chief Financial Officer

Date: February 26, 2010

Corporate Information

Board of Directors

Steven T. Clontz
Chairman of the Board, InterDigital, Inc.
Managing Director for North America and Europe, Singapore Technologies Telemedia

Jeffrey K. Belk
Managing Director, ICT168 Capital, LLC

Edward B. Kamins
Principal, UpFront Advisors, LLC

John A. Kritzmacher
Executive Vice President and Chief Financial Officer, Global Crossing Limited

William J. Merritt
President and Chief Executive Officer, InterDigital, Inc.

Robert S. Roath
Senior Vice President and Chief Financial Officer (Retired), RJR Nabisco, Inc.

Executive Management

William J. Merritt
President and Chief Executive Officer

Scott A. McQuilkin
Chief Financial Officer

Richard J. Brezski
Vice President, Controller
and Chief Accounting Officer

Gary D. Isaacs
Chief Administrative Officer

Brian G. Kiernan
Executive Vice President, Standards

Mark A. Lemmo
Executive Vice President,
Corporate Development

William C. Miller
Executive Vice President,
Programs and Customer Support

James J. Nolan
Executive Vice President,
Research and Development

Janet Meenehan Point
Executive Vice President,
Communications & Investor Relations

Michael W. Regensburg
Executive Vice President,
Advanced Products

Lawrence F. Shay
President, Patent Holding Subsidiaries,
Executive Vice President,
Intellectual Property,
and Chief Intellectual
Property Counsel

Naresh H. Soni
Chief Technology Officer

Steven W. Sprecher
General Counsel and Secretary

Annual Meeting of Shareholders

Thursday, June 3, 2010
11:00 a.m. Eastern Time

Dolce Valley Forge Hotel
301 West DeKalb Pike
King of Prussia, Pennsylvania

Common Stock Information

The primary market for InterDigital's common stock is the NASDAQ Global Select Market℠. InterDigital trades under the ticker symbol "IDCC".

Registrar and Transfer Agent

Shareholders with questions concerning stock certificates, shareholder records, account information, dividends, or stock transfers should contact InterDigital's transfer agent:

American Stock Transfer & Trust Company, LLC
Customer Service
59 Maiden Lane
New York, New York, 10038
Telephone: +1 800 937 5449
http://www.amstock.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

Investor Relations

Janet Meenehan Point
Executive Vice President,
Communications &
Investor Relations
Telephone: +1 610 878 7866
e-mail: janet.point@interdigital.com

Corporate Office and Development Facility

781 Third Avenue
King of Prussia, Pennsylvania 19406
Telephone: +1 610 878 7800

Development Facilities

Two Huntington Quadrangle, 4th Floor
Melville, New York 11747

InterDigital Canada Ltée
1000 Sherbrooke Street West, 10th Floor
Montreal, Quebec, Canada
H3A 3G4

Web Site

http://www.interdigital.com

Trademarks

InterDigital is a registered trademark and SlimChip is a trademark of InterDigital, Inc. All other trademarks, service marks, and/or trade names appearing in this Annual Report are the property of their respective holders.



This is a
green ANNUAL REPORT
www.GreenAnnualReport.com

InterDigital, Inc. saved the following resources by producing this Green Annual Report™:

- 21 trees preserved for the future
- 60 lbs water-borne waste not created
- 8,853 gals wastewater flow saved
- 979 lbs solid waste not generated
- 1,929 lbs net greenhouse gases prevented
- 14,761,950 million BTUs energy not consumed



Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-004317

FSC

10%